

13001552

LIBERTY

PROPERTY TRUST



13001553

,

On one hand, the economy grew at a pace that made nobody happy. That "long, slow
d about for three years continued.

On the other hand, we at Liberty saw significant and exciting advances in occupancy growth, portfolio realignment and capital opportunities.

The primary beneficiary of the modest economic growth was our industrial portfolio, as increased consumer demand, the strength of the energy sector, and the logistics industry's changing needs created solid demand for big box and multi-tenant industrial facilities. As expected, we increased our industrial occupancy and we also saw the beginnings of rent growth.

We continued our portfolio repositioning activities, selling suburban office and high-finish flex properties, and purchasing industrial properties in target markets.

As to the capital markets, just when you thought money could not get any cheaper, it did. We took advantage of this situation by executing numerous transactions that further solidified our capital advantage.

Despite the slow economic pace, significant space requirements for new facilities from both office and industrial tenants emerged in 2012. The uncertain economic environment lengthened and complicated our tenants' decision making processes. However, transactions did get done, and we anticipate an even greater increase in the pace of new development opportunities in 2013. The seeds of future growth are definitely waiting to sprout.

FINANCIAL PERFORMANCE

Funds from operations decreased to $2.58 in 2012 from $2.61 per share in 2011. The decrease was primarily due to the portfolio repositioning strategy we have undertaken, by which we are selling growth-constrained suburban office properties and replacing them with larger industrial properties with lower per-square-foot rents but higher value-enhancement potential.

Operating revenue increased to $686 million in 2012 from $663 million in 2011. The increase was due primarily to an increase in operating real estate and higher occupancy.

OPERATIONS

Liberty owns one of the largest real estate portfolios in the country. When you own 81 million square feet, your results are primarily dependent on the performance of the existing properties: how well you lease them, keep them leased, and at what rental rates.

The biggest challenge we continue to face is rental rates, particularly in the office sector. There is simply not enough demand to pressure market rents to rise in any meaningful way. Rates began to move up in many industrial markets in 2012, but office continues to lag. Our occupancy increase in 2012, coupled with rent decreases averaging 3.4%, resulted in same store operating income decreasing a modest 0.8%.

Fortunately, leasing properties and keeping them leased is what we do, all day, every day. Liberty leased 18.5 million square feet in 2012, a near-record. This leasing success resulted in occupancy increasing from 91.3% to 92.1%.

In every market, Liberty consistently outperforms when it comes to leasing. What does that mean? For example, at year-end 2012, the average market occupancy in the markets where we do business was 85.9%, versus our 92.1% occupancy. We achieve this by applying superior leasing ability and superior service in superior properties. We expect to increase occupancy in both the industrial and office portfolios in 2013.

SUSTAINABILITY

Superior service in superior properties is more than changing light bulbs in pretty buildings. Today, it means providing high-performance properties and helping tenants operate more efficiently and more sustainably in those properties.

In 2008 we began benchmarking energy usage in our properties where we (rather than our tenants) control energy usage. As of the end of 2011, we had reduced energy consumption by 14%. In 2012 we lowered consumption by an additional 6%, and now have achieved a 20% reduction versus our benchmark.

Since we don't have control over energy use in all of our properties, in 2012 we launched LEEP – Liberty Energy Efficiency Partnership – a unique program to benchmark and reduce energy usage in tenant-controlled spaces. We have enrolled 51 tenants in the program already.

These and other efforts led to U.S. Environmental Protection Agency naming us a 2012 ENERGY STAR Partner of the Year.

ACQUISITIONS

Consistent with our strategy to increase our industrial portfolio, Liberty purchased 26 industrial properties and one office property in 2012 totaling 4.3 million square feet for $212 million. These properties were 84% leased at purchase, providing opportunity to add value through leasing. The industrial properties are located in target industrial markets such as Phoenix, Minneapolis, Tampa, Chicago, and North Carolina. We also acquired 259 acres of land to accommodate increasing industrial development opportunities.

With more buyers than sellers currently in the market and asking prices that are often too high, we expect acquisition activity to be more limited in 2013 – at least for the first half of the year. In 2013 we anticipate investing $100-200 million in the acquisition of operating properties and land for future developments.

DISPOSITIONS

In 2012 we sold 50 properties totaling 3.0 million square feet and 107 acres of land, for aggregate proceeds of $236 million. These properties consisted primarily of office and high finish flex buildings in North Carolina, Wisconsin, New Jersey, and Richmond.

We have now exited the suburban office markets in the Lehigh Valley, Milwaukee, Richmond, and the Piedmont Triad of North Carolina, and have significantly reduced our suburban holdings in southern New Jersey. It is our intention to concentrate on industrial product in these markets.

In 2013 we anticipate selling $150-250 million worth of properties, consistent with portfolio realignment and where we have maximized value.

DEVELOPMENT

In 2011 we flipped the "on" switch of our value-creating development pipeline. In 2012 we began to reap the benefits, and brought into service eight properties representing $66 million of investment. We began construction of eight additional properties during the year. At year-end, we had 3.4 million square feet under development, representing an investment of $316 million.

Half of our dollars invested in this pipeline is for development of build-to-suit and speculative projects in solid industrial markets with strong demand, such as Houston and the Lehigh Valley. The other half is in build-to-suit office projects for high quality corporate and medical tenants. With the exception of The Navy Yard in Philadelphia, we have not yet reached the point where speculative office projects make sense.

CAPITAL AND BALANCE SHEET MANAGEMENT

We believe our shareholders' interests are best served by combining a forward-looking approach to real estate creation with a conservative approach to capital management.

In 2012 Liberty continued to adroitly manage our funding sources. We redeemed $228 million in preferred units at a weighted average dividend of 7.5%, and repaid $230 million of 6.375% senior notes. In June we issued $400 million of 4.125% senior notes and in December we issued $300 million of 3.375% senior notes. We also initiated a $200 million continuous equity program, which gives us the opportunity to access the equity markets opportunistically.

DIVIDEND

Due to the costs associated with the large volume of leasing we needed to do in 2012, we anticipated that we would fall short of covering our dividend by $15-$25 million. In fact, the shortfall was much more modest, about $6.5 million. However, the increase in office occupancy we are projecting in 2013 will result in more leasing transaction costs. So we project a shortfall of $15-20 million between operating cash flow and our dividend in 2013.

PORTFOLIO REPOSITIONING FOR THE FUTURE

In 2008 we put in place a five-year strategy to adjust our product mix in existing Liberty markets – increasing our exposure to industrial properties while reducing exposure to suburban office and high-finish flex. In the ensuing five years, we have increased the percentage of rents received from industrial properties by 26%, and decreased rents from suburban office by 15%.

We are currently working on our next-phase strategy to guide our activities in the coming years. Although our updated strategy is not complete, we expect to continue to focus on growing our industrial portfolio and right-sizing and targeting our office activity.

It would be easy to interpret our goal of shrinking the office contribution to our portfolio as a lack of confidence in the future of the office market. But that is not the case. Companies still need office space, and they will continue to need office space. But what they need is changing, where they want it is changing, and what's in the buildings is changing. How people work in the buildings is changing. This change is positive and exciting, as it represents opportunity for developers and real estate managers who can anticipate that change, respond to it, and provide for tenants' real estate needs. We are doing all of these things, and as you see our portfolio change, we believe that you will also be seeing the future of real estate.

2013 OUTLOOK

We continue to slowly pull out of a mile-wide recession. There is still clear bifurcation between the office and the industrial markets. We see continuing strength in industrial, with a great deal of activity from large users in the retail, consumer products, e-commerce, and logistics industries. This activity should continue to place positive pressure on industrial rents in 2013.

We believe that pent-up demand exists for office space that fulfills our tenants' changing needs. This demand is currently dampened by uncertainty about the economy, anemic job growth, and increased office space efficiency. While we do expect the demand to help tighten office markets in 2013, it will likely not be enough to yield market rent growth. We should see build-to-suit office opportunities among large, well-capitalized corporate users, and minimal to non-existent speculative office development.

We are the busiest we have been since 2008, and we're not sure we've ever seen so much potential activity under the surface, waiting to emerge. It may take a while for these possibilities to firm up – perhaps until later this year – but the prospects give us a great deal of hope for the continued growth of our development activity. Stronger industrial demand, increased occupancy, portfolio growth and development expansion should allow 2013 to be a year of FFO growth and future opportunity.

SPECIAL THANKS TO STEVE SIEGEL

An original member of our board of trustees, Steve is not standing for re-election this year. We thank Steve for 19 years of advice and counsel, and he and his family are very much in our thoughts.

Sincerely yours,



WILLIAM P. HANKOWSKY
Chairman and Chief Executive Officer

March 25, 2013

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts and number of properties owned)

All information is as of 12/31.

	2012	2011	2010	2009	2008
Operating Revenue	**$ 685,552**	$ 663,241	$ 652,009	$ 638,316	$ 622,307
Net Income	**$ 147,751**	$ 210,710	$ 153,375	$ 78,992	$ 180,106
Net Income per Share (Diluted)	**$ 1.17**	$ 1.59	$ 1.12	$ 0.52	$ 1.62
Depreciation and Amortization	**1.52**	1.59	1.64	1.72	2.02
Gain on Disposition of Properties	**(0.06)**	(0.53)	(0.05)	0.60	(0.34)
Noncontrolling Share of Addbacks	**(0.05)**	(0.04)	(0.05)	(0.07)	(0.07)
FFO per Share (Diluted)	**$ 2.58**	$ 2.61	$ 2.66	$ 2.77	$ 3.23
Number of Properties Owned	**678**	693	735	735	749
Real Estate Assets Before Depreciation	**$ 5,760,860**	$ 5,253,064	$ 4,879,277	$ 4,798,462	$ 4,720,121
Total Assets	**$ 5,177,971**	$ 4,989,673	$ 5,064,799	$ 5,228,943	$ 5,217,035

PRODUCT DIVERSIFICATION

(by rent)



- 57% Office
- 31% Industrial
- 12% Industrial Flex

GEOGRAPHIC DIVERSIFICATION

(by rent)

Southeastern Pennsylvania...............27%
Florida...17%
Lehigh Valley...................................12%
Washington/Northern Virginia...........8%
Minnesota...6%
Richmond /Hampton Roads...............5%
New Jersey...4%
United Kingdom.................................4%
Maryland..4%
Houston..4%
Chicago/Milwaukee...........................3%
Carolinas..3%
Arizona...3%

OUR LARGEST TENANTS

(by rent)

- The Vanguard Group, Inc.
- United States of America
- United Healthcare Services
- GlaxoSmithKline
- Home Depot USA, Inc
- Comcast Corporation
- General Motors Acceptance Corporation
- Kellogg USA, Inc.
- Amazon
- Wakefern Food Corp

OCCUPANCY


91.3%
89.2%
88.7%
91.3%
92.1%
08
09
10
11
12

MARKET CAPITALIZATION

(in billions)


$5.2
$6.5
$6.4
$6.2
$7.1
08
09
10
11
12

DEBT TO MARKET CAPITALIZATION


49.5%
37.9%
36.7%
35.8%
37.4%
08
09
10
11
12

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file numbers: **1-13130 (Liberty Property Trust)**
1-13132 (Liberty Property Limited Partnership)

LIBERTY PROPERTY TRUST

LIBERTY PROPERTY LIMITED PARTNERSHIP

(Exact Names of Registrants as Specified in Their Governing Documents)

MARYLAND (Liberty Property Trust) **PENNSYLVANIA** (Liberty Property Limited Partnership)	**23-7768996** **23-2766549**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
500 Chesterfield Parkway **Malvern, Pennsylvania**	**19355**
(Address of Principal Executive Offices)	(Zip Code)

Registrants' Telephone Number, including Area Code **(610) 648-1700**

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares of Beneficial Interest, $0.001 par value (Liberty Property Trust)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☑ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

YES ☐ NO ☑

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past ninety (90) days.

YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the Registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act). (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☑

The aggregate market value of the Common Shares of Beneficial Interest, $0.001 par value (the "Common Shares"), of Liberty Property Trust held by non-affiliates of Liberty Property Trust was $4.2 billion, based upon the closing price of $36.84 on the New York Stock Exchange composite tape on June 29, 2012. Non-affiliate ownership is calculated by excluding all Common Shares that may be deemed to be beneficially owned by executive officers and trustees, without conceding that any such person is an "affiliate" for purposes of the federal securities laws.

Number of Common Shares outstanding as of February 25, 2013: 119,574,248

Documents Incorporated by Reference

Portions of the proxy statement for the annual meeting of shareholders of Liberty Property Trust to be held in May 2013 are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the period ended December 31, 2012 of Liberty Property Trust and Liberty Property Limited Partnership. Unless stated otherwise or the context otherwise requires, references to the "Trust," mean Liberty Property Trust and its consolidated subsidiaries; and references to the "Operating Partnership" mean Liberty Property Limited Partnership and its consolidated subsidiaries. The terms the "Company," "we," "our" and "us" mean the Trust and the Operating Partnership, collectively.

The Trust is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, the Operating Partnership, a Pennsylvania limited partnership.

The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The common units of limited partnership interest in the Operating Partnership (the "Common Units"), other than those owned by the Trust, are exchangeable on a one-for-one basis (subject to anti-dilution protections) for the Trust's Common Shares of Beneficial Interest, $0.001 par value per share (the "Common Shares"). The Company has issued several series of Cumulative Redeemable Preferred Units of the Operating Partnership (the "Preferred Units"). The outstanding Preferred Units of each series are exchangeable on a one-for-one basis after stated dates into a corresponding series of Cumulative Redeemable Preferred Shares of the Trust except for the Series I-2 Preferred Units, which are not convertible or exchangeable into any other securities. The ownership of the holders of Common and Preferred Units is reflected in the Trust's financial statements as "noncontrolling interest- operating partnership" both in mezzanine equity and as a component of total equity. The ownership of the holders of Common and Preferred Units not owned by the Trust is reflected in the Operating Partnership's financial statements as "limited partners' equity" both in mezzanine equity and as a component of total owners' equity.

The financial results of the Operating Partnership are consolidated into the financial statements of the Trust. The Trust has no significant assets other than its investment in the Operating Partnership. The Trust and the Operating Partnership are managed and operated as one entity. The Trust and the Operating Partnership have the same managers.

The Trust's sole business purpose is to act as the general partner of the Operating Partnership. Net proceeds from equity issuances by the Trust are then contributed to the Operating Partnership in exchange for partnership units. The Trust itself does not issue any indebtedness, but guarantees certain of the unsecured debt of the Operating Partnership.

We believe combining the annual reports on Form 10-K of the Trust and the Operating Partnership into this single report results in the following benefits:

- enhances investors' understanding of the Trust and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the Company's disclosure applies to both the Trust and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

To help investors understand the significant differences between the Trust and the Operating Partnership, this report presents the following separate sections for each of the Trust and the Operating Partnership:

- consolidated financial statements;
- the following notes to the consolidated financial statements;
    - Income per Common Share of the Trust and Income per Common Unit of the Operating Partnership;
    - Other Comprehensive Income of the Trust and Other Comprehensive Income of the Operating Partnership; and
    - Shareholders' Equity of the Trust and Owners' Equity of the Operating Partnership.

This report also includes separate Item 4. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of the Trust and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that the Trust and Operating Partnership are compliant with Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934, as amended.

INDEX

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 10-K and other materials filed or to be filed by the Company (as defined herein) with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are or will be forward-looking, such as statements relating to rental operations, business and property development activities, joint venture relationships, acquisitions and dispositions (including related pro forma financial information), future capital expenditures, financing sources and availability, litigation and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as "believes," "anticipates," "expects," "estimates," "should," "seeks," "intends," "planned," "outlook" and "goal" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be achieved. As forward-looking statements, these statements involve important risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of the Company. The Company assumes no obligation to update or supplement forward looking statements that become untrue because of subsequent events. These risks, uncertainties and other factors include, without limitation, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to our ability to maintain and increase property occupancy and rental rates, risks relating to construction and development activities, risks relating to acquisition and disposition activities, risks relating to the integration of the operations of entities that we have acquired or may acquire, risks relating to joint venture relationships and any possible need to perform under certain guarantees that we have issued or may issue in connection with such relationships, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations and financing arrangements to fluctuations in interest rates), dependence on the primary markets in which the Company's properties are located, the existence of complex regulations relating to status as a real estate investment trust ("REIT") and the adverse consequences of the failure to qualify as a REIT, risks relating to litigation and the potential adverse impact of market interest rates on the market price for the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements."

PART I

ITEM 1. BUSINESS

The Company

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, together with the Trust and their consolidated subsidiaries, the "Company").

The Company completed its initial public offering in 1994 to continue and expand the commercial real estate business of Rouse & Associates, a Pennsylvania general partnership, and certain affiliated entities (collectively, the "Predecessor"), which was founded in 1972. As of December 31, 2012, the Company owned and operated 342 industrial and 240 office properties (the "Wholly Owned Properties in Operation") totaling 67.2 million square feet. In addition, as of December 31, 2012, the Company owned 10 properties under development, which when completed are expected to comprise 3.4 million square feet (the "Wholly Owned Properties under Development") and 1,527 acres of developable land, substantially all of which is zoned for commercial use. Additionally, as of December 31, 2012, the Company had an ownership interest, through unconsolidated joint ventures, in 47 industrial and 49 office properties totaling 14.2 million square feet (the "JV Properties in Operation" and, together with the Wholly Owned Properties in Operation, the "Properties in Operation") and 615 acres of developable land, substantially all of which is zoned for commercial use. We refer to the Wholly Owned Properties under Development and the Properties in Operation collectively as the "Properties."

The Company provides leasing, property management, development and other tenant-related services for the Properties. The industrial Properties consist of a variety of warehouse, distribution, service, assembly, light manufacturing and research and development facilities. They include both single-tenant and multi-tenant facilities, with most designed flexibly to accommodate various types of tenants, space requirements and industrial uses. The Company's office Properties are multi-story and single-story office buildings located principally in suburban mixed-use developments or office parks. Substantially all of the Properties are located in prime business locations within established business communities. In addition, the Company, directly or through joint ventures, owns urban office properties in Philadelphia and Washington, D.C. The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals. To the extent deemed consistent with the Company's strategy and under appropriate circumstances, the Company intends to continue to reduce its ownership of suburban office properties.

The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The common units of limited partnership interest in the Operating Partnership (the "Common Units"), other than those owned by the Trust, are exchangeable on a one-for-one basis (subject to anti-dilution protections) for the Trust's common shares of beneficial interest, $0.001 par value per share (the "Common Shares"). As of December 31, 2012, the Common Units held by the limited partners were exchangeable for 3.7 million Common Shares. The Company has issued several series of Cumulative Redeemable Preferred Units of the Operating Partnership (the "Preferred Units"). The outstanding Preferred Units of each series are exchangeable on a one-for-one basis after stated dates into a corresponding series of Cumulative Redeemable Preferred Shares of the Trust except for the Series I-2 Preferred Units, which are not convertible or exchangeable into any other securities. The ownership of the holders of Common and Preferred Units is reflected on the Trust's financial statements as "noncontrolling interest- operating partnership" both in mezzanine equity and as a component of total equity. The ownership of the holders of Common and Preferred Units not owned by the Trust is reflected on the Operating Partnership's financial statements as "limited partners' equity" both in mezzanine equity and as a component of total owners' equity.

In addition to this Annual Report on Form 10-K, the Company files with or furnishes to the SEC periodic and current reports, proxy statements and other information. The Company makes these documents available on its website, www.libertyproperty.com, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Any document the Company files with or furnishes to the SEC is available to read and copy at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Further information about the public reference facilities is available by calling the SEC at (800) SEC-0330. These documents also may be accessed on the SEC's website, http://www.sec.gov.

Also posted on the Company's website is the Company's Code of Conduct, which applies to all of its employees and also serves as a code of ethics for its chief executive officer, chief financial officer and persons performing similar functions. The Company will send the Code of Conduct, free of charge, to anyone who requests a copy in writing from its Investor Relations Department at the address set forth on the cover of this filing. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to or waivers of the Code of Conduct by posting the required information in the Corporate Governance section of its website.

Management and Employees

The Company's 433 employees (as of February 25, 2013) operate under the direction of 19 senior executives, who have been affiliated with the Company and the Predecessor for an average of 20.9 years. The Company and the Predecessor have developed and managed commercial real estate for the past 40 years. The Company maintains an in-house leasing and property management staff which the Company believes enables it to better understand the characteristics of the local markets in which it operates, to respond quickly and directly to tenant needs and to better identify local real estate opportunities.

Segments and Markets

At December 31, 2012, the Company's reportable segments were based on the Company's method of internal reporting and are as follows:

REGIONS	MARKETS
Northeast	Southeastern PA; Lehigh/Central PA; New Jersey; Maryland
Central	Minnesota; Chicago/Milwaukee; Houston; Arizona
South	Richmond/Hampton Roads; Carolinas; Jacksonville; Orlando; South Florida; Tampa
Metro	Philadelphia; Metro Washington, D.C.
United Kingdom	County of Kent; West Midlands; Cambridge

Business Objective and Strategies for Growth

The Company's business objective is to maximize long-term profitability for its shareholders by being a leader in commercial real estate through the ownership, management, development and acquisition of superior industrial and office properties. The Company intends to achieve this objective through offering industrial and/or office properties in multiple markets and operating as a leading landlord in the industry. The Company believes that this objective will provide the benefits of enhanced investment opportunities, economies of scale, risk diversification both in terms of geographic market and real estate product type, access to capital and the ability to attract and retain personnel. The Company also strives to be a leading provider of customer service, providing an exceptional and positive tenant experience. The Company seeks to be an industry leader in sustainable development and to operate an energy-efficient portfolio. In pursuing its business objective, the Company seeks to achieve a combination of internal and external growth, maintain a conservative balance sheet and pursue a strategy of financial flexibility.

Products

The Company strives to be a high quality provider of five products (industrial properties, including big box warehouse, multi-tenant industrial, and industrial-flex; and office properties, including single-story office and multi-story office). The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals. However, consistent with the Company's strategy and market opportunities, the Company may pursue industrial and office products other than those noted above.

Markets

The Company operates primarily in the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States. Additionally, the Company owns certain assets in the United Kingdom. The Company's goal is to operate in each of its markets with an appropriate product mix of industrial and/or office properties. In some markets it may offer only one of its product types. Generally, the Company seeks to have a presence in each market sufficient for the Company to compete effectively in that market. The Company's efforts emphasize efficiencies of scale through asset aggregation and controlled environments. The Company gathers information from internal sources and independent third parties and analyzes this information to support its evaluation of current and new markets and market conditions.

Organizational Plan

The Company seeks to maintain a management organization that facilitates efficient execution of the Company's strategy. As part of this effort, the Company pursues a human resources plan designed to create and maintain a highly effective real estate company through recruiting, training and retaining capable people. The structure is designed to support a local entrepreneurial platform operating within a value-added corporate structure. The Company seeks to provide management and all employees with technology tools to enhance competitive advantage and more effectively execute on strategic and operational goals.

Internal Growth Strategies

The Company seeks to maximize the profitability of its Properties by endeavoring to maintain high occupancy levels while obtaining competitive rental rates, controlling costs and focusing on customer service efforts.

Maintain High Occupancies

The Company believes that the quality and diversity of its tenant base and its strategy of operating in multiple markets is integral to achieving its goal of attaining high occupancy levels for its portfolio. The Company targets financially stable tenants in an effort to minimize uncertainty relating to the ability of the tenants to meet their lease obligations.

Cost Controls

The Company seeks to identify best practices to apply throughout the Company in order to enhance cost savings and other efficiencies. The Company also employs an annual capital improvement and preventative maintenance program designed to reduce the operating costs of the Properties in Operation and maintain the long-term value of the Properties in Operation.

Customer Service

The Company seeks to achieve high tenant retention through a comprehensive customer service program, which is designed to provide an exceptional and positive tenant experience. The customer service program establishes best practices and provides an appropriate customer feedback process. The Company believes that the program has been helpful in increasing tenant satisfaction.

High Performance Buildings

The Company is committed to the sustainable design, development and operation of its portfolio. The Company strives to create work environments that limit resource consumption, improve building performance and promote human health and productivity. The Company believes that high performance buildings and environmentally responsible business practices are not only good for the environment, but that they also create value for the Company's tenants and shareholders.

The Company has set as a goal (1) to be an industry leader in sustainable real estate and high performance buildings; (2) to demonstrate improved performance year over year in resource consumption; and (3) to integrate sustainable business practices into our core business operations and decision making process.

The Company's efforts have included research and development, tenant education and outreach and education and accreditation for its development, property management and leasing staff.

In these efforts, the Company has utilized the U.S. Green Building Council's LEED rating system and the U.S. Department of Energy's Energy Star system. To date the Company has completed or had under construction 48 LEED buildings; has 106 Energy Star certified buildings and has achieved a reduction of energy usage in the Properties in Operation that the Company manages.

External Growth Strategies

The Company seeks to enhance its long-term profitability through the development, acquisition and disposition of properties either directly or through joint ventures. The Company also considers acquisitions of real estate operating companies.

Wholly Owned Properties

Development

The Company's development investment strategy focuses primarily on the development of high-quality industrial and office properties within its existing markets. When the Company's marketing efforts identify opportunities, the Company will consider pursuing such opportunities outside of the Company's established markets. The Company and its Predecessor have developed over 64 million square feet of commercial real estate during the past 40 years. The Company's development activities generally fall into two categories: build-to-suit projects and projects built for inventory (projects that are less than 75% leased prior to commencement of construction). The Company develops build-to-suit projects for existing and new tenants. The Company also builds properties for inventory where the Company has identified sufficient demand at market rental rates to justify such construction.

During the year ended December 31, 2012, the Company completed four build-to-suit projects and four inventory projects totaling 700,000 square feet and representing an aggregate Total Investment of $66.3 million. As of December 31, 2012, these completed development properties were 90.5% leased.

As of December 31, 2012, the Company had 10 Wholly Owned Properties under Development, which are expected to comprise, upon completion, 3.4 million square feet and are expected to represent a Total Investment of $315.7 million, of which $248.6 million has been completed as of December 31, 2012. These Wholly Owned Properties under Development were 25.9% pre-leased as of December 31, 2012. The scheduled deliveries of the 3.4 million square feet of Wholly Owned Properties under Development are as follows (in thousands, except percentages):

	SQUARE FEET				PERCENT LEASED	TOTAL
SCHEDULED IN-SERVICE DATE	IND-DIST.	IND-FLEX	OFFICE	TOTAL	DECEMBER 31, 2012	INVESTMENT
1st Quarter, 2013	—	—	208	208	100.0%	$ 80,060
2nd Quarter, 2013	—	—	139	139	100.0%	29,951
3rd Quarter, 2013	2,353	—	153	2,506	13.3%	163,677
4th Quarter, 2013	—	88	—	88	77.2%	9,144
1st Quarter, 2014	502	—	—	502	28.4%	32,863
TOTAL	2,855	88	500	3,443	25.9%	$ 315,695

The "Total Investment" for a Property is defined as the Property's purchase price plus closing costs (in the case of acquisitions - if vacant) and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and, where appropriate, other development costs and carrying costs.

The Company believes that, because it is a fully integrated real estate firm, its base of commercially zoned land in existing industrial and office business parks provides a competitive advantage for future development activities. As of December 31, 2012, the Company owned 1,527 acres of land held for development, substantially all of which is zoned for commercial use. Substantially all of the land is located adjacent to or within existing industrial or business parks with site improvements, such as public sewers, water and utilities, available for service. The Company estimates that its land holdings would support, as and when developed, approximately 15.3 million square feet of property. The Company's investment in land held for development as of December 31, 2012 was $258.3 million.

Through a development agreement with Philadelphia Industrial Development Corporation, the Company has development rights for 30 acres of land located at the Navy Yard in Philadelphia. The Company estimates that these 30 acres would support, as and when developed, approximately 695,000 square feet of property.

Through a development agreement with Kent County Council, the Company develops commercial buildings at Kings Hill, a 650-acre mixed use development site in the County of Kent, England. The Company also is the project manager for the installation of infrastructure on the site and receives a portion of the proceeds from the sale of land parcels to home builders. The site has planning consent for 2.0 million square feet of commercial space and 2,857 homes, of which approximately 825,000 square feet of commercial space has been built and 2,480 homes have been sold as of December 31, 2012.

Acquisitions/Dispositions

The Company seeks to acquire properties consistent with its business objectives and strategies. The Company executes its acquisition strategy by purchasing properties that the Company believes will create shareholder value over the long-term.

During the year ended December 31, 2012, the Company acquired 26 industrial properties and one office property comprising 4.3 million square feet for an aggregate purchase price of $211.9 million.

The Company disposes of properties and land held for development that no longer fit within the Company's strategic plan, or with respect to which the Company believes it can optimize cash proceeds. During the year ended December 31, 2012, the Company sold 50 operating properties containing an aggregate of 3.0 million square feet, and 107 acres of land, for aggregate proceeds of $235.6 million.

Joint Venture Properties

The Company, from time to time, considers joint venture opportunities with institutional investors or other real estate companies. Joint venture partnerships provide the Company with additional sources of capital to share investment risk and fund capital requirements. In some instances, joint venture partnerships provide the Company with additional local market or product type expertise.

As of December 31, 2012, the Company had investments in and advances to unconsolidated joint ventures totaling $169.0 million (see Note 8 to the Company's Consolidated Financial Statements).

Development

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest completed any development projects.

As of December 31, 2012, the Company had no joint venture properties under development.

As of December 31, 2012, unconsolidated joint ventures in which the Company held an interest owned 615 acres of land held for development and had a leasehold interest in an additional 53 acres of land. Substantially all of the land held for development and the land related to the leasehold interest is zoned for commercial use. Substantially all of the land held for development and the land related to the leasehold interest is located adjacent to or within existing industrial or business parks with site improvements, such as public sewers, water and utilities, available for service. The Company estimates that its joint venture land holdings and leasehold interest would support, as and when developed, approximately 6.2 million square feet of property.

Acquisitions/Dispositions

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest acquired or disposed of any properties.

ITEM 1A. RISK FACTORS

The Company's results of operations and the ability to make distributions to our shareholders and service our indebtedness may be affected by the risk factors set forth below. (The Company refers to itself as "we," "us" or "our" in the following risk factors.) This section contains some forward looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Risks Related to Our Business

Weakness in the general economy continues to adversely affect our business and financial condition.

The Company's business is subject to the risks in this section. Current economic conditions have increased the probability the Company will experience these risks. Continuing weakness in the general economy has negatively impacted the Company's business practices by reducing demand for our properties. This lack of demand has reduced our ability to achieve increases in rents as the spaces are leased.

The ongoing weakness in the general economy has affected some of our existing tenants, and could have an adverse impact on our ability to collect rent or renew leases with these tenants, resulting in a negative effect on our cash flow from operations.

The ongoing weakness in the general economy has had an adverse effect on many companies in numerous industries. We have tenants in these and other industries which may be experiencing these adverse effects. Should any of our tenants experience a downturn in its business that weakens its financial condition, delays lease commencement or causes it to fail to make rental payments when due, become insolvent or declare bankruptcy, the result could be a termination of the tenant's lease and material losses to us. Our cash flow from operations and our ability to make expected distributions to our shareholders and service our indebtedness could, in such a case, be adversely affected.

Unfavorable events affecting our existing tenants, or negative market conditions that may affect our existing tenants, could have an adverse impact on our ability to attract new tenants, relet space, collect rent or renew leases, and thus could have a negative effect on our cash flow from operations.

Our cash flow from operations depends on our ability to lease space to tenants on economically favorable terms. Therefore, we could be adversely affected by various facts and events over which we have limited control, such as:

- lack of demand for space in the areas where our Properties are located
- inability to retain existing tenants and attract new tenants
- oversupply of or reduced demand for space and changes in market rental rates
- defaults by our tenants or their failure to pay rent on a timely basis
- the need to periodically renovate and repair our space
- physical damage to our Properties
- economic or physical decline of the areas where our Properties are located
- potential risk of functional obsolescence of our Properties over time

If a tenant is unable to pay rent due to us, we may be forced to evict such tenants, or engage in other remedies, which may be expensive and time consuming and may adversely affect our net income, shareholders' equity and cash distributions to shareholders.

If our tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is relet, may have terms that are less economically favorable to us than current lease terms, or may require us to incur significant costs, such as for renovations, tenant improvements or lease transaction costs.

Any of these events could adversely affect our cash flow from operations and our ability to make expected distributions to our shareholders and service our indebtedness.

A significant portion of our costs, such as real estate taxes, insurance costs, and debt service payments, generally are not reduced when circumstances cause a decrease in cash flow from our Properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for our Properties and in locating land to develop and properties to acquire.

In our effort to lease our Properties, we compete for tenants with a broad spectrum of other landlords in each of our markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial or other terms than we are able to offer.

We may experience increased operating costs, which could adversely affect our operations.

Our Properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, general and administrative costs and other costs associated with security, landscaping, repairs and maintenance. While our current tenants generally are obligated to pay a significant portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or that new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets so as to meet increased expenses without simultaneously decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service our indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on our ability to develop properties, which may suffer under certain circumstances.

We intend to continue to develop properties when warranted by market conditions. Our general construction and development activities include the risks that:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability
- construction costs may exceed our original estimates due to increases in interest rates and increased materials, labor or other costs, possibly making the property unprofitable because we may not be able to increase rents to compensate for the increase in construction costs
- some developments may fail to achieve expectations, possibly making them unprofitable
- we may be unable to obtain, or may face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project
- we may abandon development opportunities after we begin to explore them and as a result, we may fail to recover costs already incurred. If we alter or discontinue our development efforts, past and future costs of the investment may need to be expensed rather than capitalized and we may determine the investment is impaired, resulting in a loss
- we may expend funds on and devote management's time to projects that we do not complete
- occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in lower than projected rental rates with the result that our investment is not profitable

We face risks associated with property acquisitions.

We acquire individual properties and portfolios of properties, in some cases through the acquisition of operating entities, and intend to continue to do so when circumstances warrant.

Our acquisition activities and their success are subject to the following risks:

- when we are able to locate a desirable property, competition from other real estate investors may significantly increase the purchase price
- acquired properties may fail to perform as expected
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties and operating entities, into our existing operations, and as a result, our results of operations and financial condition could be adversely affected

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Many of our Properties are concentrated in our primary markets, and we therefore may suffer economic harm as a result of adverse conditions in those markets.

Our Properties are located principally in specific geographic areas. Due to the concentration of our Properties in these areas, performance is dependent on economic conditions in these areas. These areas have experienced periods of economic decline.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

Our ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets
- our own financial structure and performance
- the market's opinion of REITs in general
- the market's opinion of REITs that own properties similar to ours

We may suffer adverse effects as a result of the terms of and covenants relating to our indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of our portfolio of Properties declines. If the economic performance of our Properties declines, net income, cash flow from operations and cash available for distribution to shareholders will be reduced. If payments on debt cannot be made, we could sustain a loss, or in the case of mortgages, suffer foreclosures by mortgagees or suffer judgments. Further, some obligations, including our $500 million credit facility and $2.3 billion in unsecured notes issued in past public offerings, contain cross-default and/or cross-acceleration provisions at December 31, 2012, which means that a default on one obligation may constitute a default on other obligations.

Our credit facility and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt which we must maintain. Our continued ability to borrow under our $500 million credit facility is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under this credit facility, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by the three major rating agencies. However, there can be no assurance we will be able to maintain this rating, and in the event our senior debt is downgraded from its current rating, we would likely incur higher borrowing costs. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally.

Further issuances of equity securities may be dilutive to our existing shareholders.

The interests of our existing shareholders could be diluted if we issue additional equity securities to finance future developments, acquisitions, or repay indebtedness. Our Board of Trustees can authorize the issuance of additional securities without shareholder approval. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including issuances of common and preferred equity.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which would adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Property ownership through joint ventures will limit our ability to act exclusively in our interests and may require us to depend on the financial performance of our co-venturers.

From time to time we invest in joint ventures in which we do not hold a controlling interest. These investments involve risks that do not exist with properties in which we own a controlling interest, including the possibility that our partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives. In instances where we lack a controlling interest, our partners may be in a position to require action that is contrary to our objectives. While we seek to negotiate the terms of these joint ventures in a way that secures our ability to act in our best interests, there can be no assurance that those terms will be sufficient to fully protect us against actions contrary to our interests. If the objectives of our co-ventures are inconsistent with ours, we may not in every case be able to act exclusively in our interests.

Additionally, our joint venture partners may experience financial difficulties or change their investment philosophies. This may impair their ability to meet their obligations to the joint venture, such as with respect to providing additional capital, if required. If such a circumstance presented itself we may be required to perform on their behalf, if possible, or suffer a loss of all or a portion of our investment in the joint venture.

Risks Related to the Real Estate Industry

Real estate investments are illiquid, and we may not be able to sell our Properties if and when we determine it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of our Properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to shareholders and adversely impacting our ability to meet our obligations to the holders of other securities.

We may experience economic harm if any damage to our Properties is not covered by insurance.

We believe all of our Properties are adequately insured with carriers that are adequately capitalized. However, we cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our Properties or that carriers will be able to honor their obligations. Our existing property and liability policies expire during 2013. We cannot guarantee that we will be able to renew or duplicate our current coverages in adequate amounts or at reasonable prices.

We may suffer losses that are not covered under our comprehensive liability, fire, extended coverage and rental loss insurance policies. For example, we may not be insured for losses resulting from acts of war, certain acts of terrorism, or from environmental liabilities. If an uninsured loss or a loss in excess of insured limits should occur, we would nevertheless remain liable for the loss which could adversely affect cash flow from operations.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our Properties simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments which could adversely affect our cash flow and our ability to make distributions to our shareholders because:

- as owner or operator, we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination
- the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the

environmental laws may be held responsible for all of the clean-up costs
- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

These costs could be substantial. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may materially and adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Changes in laws increasing the potential liability for environmental conditions existing at our Properties may result in significant unanticipated expenditures.

It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead in drinking water, for soil contamination where underground storage tanks are or were located or where other past site usages create a potential environmental problem, and for contamination in groundwater. Even though these environmental assessments are conducted, there is still the risk that:

- the environmental assessments and updates will not identify all potential environmental liabilities
- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments
- new environmental liabilities have developed since the environmental assessments were conducted
- future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us

While we test indoor air quality on a regular basis and have an ongoing maintenance program in place to address this aspect of property operations, inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation. Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, pollen, viruses and bacteria. Indoor exposure to chemical or biological contaminants above certain levels can be alleged to be connected to allergic reactions or other health effects and symptoms in susceptible individuals. If these conditions were to occur at one of our Properties, we may need to undertake a targeted remediation program, including without limitation, steps to increase indoor ventilation rates and eliminate sources of contaminants. Such remediation programs could be costly, necessitate the temporary relocation of some or all of the Property's tenants or require rehabilitation of the affected Property.

Our Properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our Properties could require us to undertake a costly remediation program to contain or remove the mold from the affected Property. In addition, the presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that adversely impact our operating results.

All of our Properties are required to comply with the Americans with Disabilities Act ("ADA"). The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. Expenditures related to complying with the provisions of the ADA could adversely affect our results of operations and financial condition and our ability to make distributions to shareholders. In addition, we are required to operate our Properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to shareholders.

Terrorist attacks and other acts of violence or war may adversely impact our operating results and may affect markets on which our securities are traded.

Terrorist attacks against our Properties, or against the United States or United States interests generally, may negatively affect our operations and investments in our securities. Attacks or armed conflicts could have a direct adverse impact on our Properties or operations through damage, destruction, loss or increased security costs. Any terrorism insurance that we obtain may be insufficient to cover the loss for damages to our Properties as a result of terrorist attacks.

Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. Adverse economic conditions could affect the ability of our tenants to pay rent, which could have an adverse impact on our operating results.

Risks Related to Our Organization and Structure

We have elected REIT status under the federal tax laws and could suffer adverse consequences if we fail to qualify as a REIT.

We have elected REIT status under federal tax laws and have taken the steps known to us to perfect that status, but we cannot be certain that we qualify or that we will remain qualified. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, as to which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the related income tax regulations is greater in the case of a REIT that holds its assets in partnership form, as we do. Moreover, no assurance can be given that new tax laws will not significantly affect our qualification as a REIT or the federal income tax consequences of such qualification. New laws could be applied retroactively, which means that past operations could be found to be in violation, which would have a negative effect on the business.

If we fail to qualify as a REIT in any taxable year, the distributions to shareholders would not be deductible when computing taxable income. If this happened, we would be subject to federal income tax on our taxable income at regular corporate rates. Also, we could be prevented from qualifying as a REIT for the four years following the year in which we were disqualified. Further, if we requalified as a REIT after failing to qualify, we might have to pay the full corporate-level tax on any unrealized gain in our assets during the period we were not qualified as a REIT. We would then have to distribute to our shareholders the earnings we accumulated while we were not qualified as a REIT. These additional taxes would reduce our funds available for distribution to our shareholders. In addition, while we were disqualified as a REIT, we would not be required by the Code to make distributions to our shareholders. A failure by the Company to qualify as a REIT and the resulting requirement to pay taxes and interest (and perhaps penalties) would cause us to default under various agreements to which we are a party, including under our credit facility, and would have a material adverse effect on our business, prospects, results of operations, earnings, financial condition and our ability to make distributions to shareholders.

Future economic, market, legal, tax or other considerations may lead our Board of Trustees to authorize the revocation of our election to qualify as a REIT. A revocation of our REIT status would require the consent of the holders of a majority of the voting interests of all of our outstanding Common Shares.

Certain officers of the Trust may not have the same interests as shareholders as to certain tax laws.

Certain officers of the Trust own Common Units. These units may be exchanged for our Common Shares. The officers who own those units and have not yet exchanged them for our Common Shares may suffer different and more adverse tax consequences than holders of our Common Shares suffer in certain situations:

- when certain of our Properties are sold
- when debt on those Properties is refinanced
- if we are involved in a tender offer or merger

Because these officers own units and face different consequences than shareholders do, the Trust and those officers may have different objectives as to these transactions than shareholders do.

Certain aspects of our organization could have the effect of restricting or preventing a change of control of our Company, which could have an adverse effect on the price of our shares.

Our charter contains an ownership limit on shares. To qualify as a REIT, five or fewer individuals cannot own, directly or indirectly, more than 50% in value of the outstanding shares of beneficial interest. To this end, our Declaration of Trust, among other things, generally prohibits any holder of the Trust's shares from owning more than 5% of the Trust's outstanding shares of beneficial interest, unless that holder gets the consent from our Board of Trustees. This limitation could prevent the acquisition of control of the Company by a third party without the consent from our Board of Trustees.

We can issue preferred shares. Our Declaration of Trust authorizes our Board of Trustees to establish the preferences and rights of any shares issued. The issuance of preferred shares could have the effect of delaying, making more difficult or preventing a change of control of the Company, even if a change in control were in the shareholder's interest.

There are limitations on acquisition of and changes in control pursuant to, and fiduciary protections of the Board under Maryland law. The Maryland General Corporation Law ("MGCL") contains provisions which are applicable to the Trust as if the Trust were a corporation. Among these provisions is a section, referred to as the "control share acquisition statute," which eliminates the voting rights of shares acquired in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions applicable to us that are referred to as the "business combination statute," which would generally limit business combinations between the Company and any 10% owners of the Trust's shares or any affiliate thereof. Further, Maryland law provides broad discretion to the Board with respect to its fiduciary duties in considering a change in control of our Company, including that the Board is subject to no greater level of scrutiny in considering a change in control transaction than with respect to any other act by the Board. Finally, the "unsolicited takeovers" provisions of the MGCL permit the Board, without shareholder approval and regardless of what is currently provided in our Declaration of Trust or By-Laws, to implement takeover defenses that our Company does not yet have, including permitting only the Board to fix the size of the Board and permitting only the Board to fill a vacancy on the Board. All of these provisions may have the effect of inhibiting a third party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change in control of the Company under circumstances that otherwise could provide the holders of Common Shares with the opportunity to realize a premium over the then current market price.

Various factors out of our control could hurt the market value of our publicly traded securities.

The value of our publicly traded securities depends on various market conditions, which may change from time to time. In addition to general economic and market conditions and our particular financial condition and performance, the value of our publicly traded securities could be affected by, among other things, the extent of institutional investor interest in us and the market's opinion of REITs in general and, in particular, REITs that own and operate properties similar to ours.

The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash distributions, and may be secondarily based upon factors such as the real estate market value of the underlying assets. The failure to meet the market's expectations with regard to future earnings and cash distributions likely would adversely affect the market price of publicly traded securities. Our payment of future dividends will be at the discretion of our Board of Trustees and will depend on numerous factors including our cash flow, financial condition and capital requirements, annual distribution requirements under the REIT provisions of the Code, the general economic environment and such other factors as our Board of Trustees deems relevant, and we cannot assure you that our annual dividend rate will be maintained at its current level. We are currently distributing more in dividends than we receive in net cash provided by operating activities less customary tenant improvement and leasing transaction costs. Over time, increases in occupancy and rental rates could offset this shortfall. Should market opportunities allow us to accelerate our strategy relating to dispositions (i.e., sale of suburban office) without corresponding opportunities to reinvest those proceeds in the near term, this shortfall would increase. We will continually evaluate these circumstances opposite our distribution policies.

Rising market interest rates could make an investment in publicly traded securities less attractive. If market interest rates increase, purchasers of publicly traded securities may demand a higher annual yield on the price they pay for their securities. This could adversely affect the market price of publicly traded securities.

Furthermore, changes in tax laws may affect the price of our securities. Pursuant to legislation newly enacted in 2013, the highest marginal ordinary income tax rate is 39.6% and the highest long-term capital gain rate is 20%; in addition, the Internal Revenue Service ("IRS") issued final regulations in 2013 with respect to the Foreign Account Tax Compliance Act, adopting the effective dates for required withholding provided for in previous IRS guidance. While we do not expect that the new legislation and IRS regulations to have any significant impact on our operations and financial results, no assurance can be given that additional new tax laws will not adversely affect the value of our publicly traded securities.

We no longer have a shareholder rights plan but are not precluded from adopting one.

Our shareholder rights plan expired in accordance with its terms on December 31, 2007. While we did not extend or renew the plan, we are not prohibited from adopting, without shareholder approval, a shareholder rights plan that may discourage any potential acquirer from acquiring more than a specific percentage of our outstanding Common Shares since, upon this type of acquisition without approval of our Board of Trustees, all other common shareholders would have the right to purchase a specified amount of Common Shares at a substantial discount from market price.

Transactions by the Trust or the Operating Partnership could adversely affect debt holders.

Except with respect to several covenants limiting the incurrence of indebtedness and a covenant requiring the Operating Partnership to maintain a certain unencumbered total asset value, our indentures do not contain any additional provisions that would protect holders of the Operating Partnership's debt securities in the event of (i) a highly leveraged transaction involving the Operating Partnership, (ii) a change of control or (iii) certain reorganizations, restructurings, mergers or similar transactions involving the Operating Partnership or the Trust.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Wholly Owned Properties in Operation, as of December 31, 2012, consisted of 342 industrial and 240 office properties. Single tenants occupy 189 Wholly Owned Properties in Operation. These tenants generally require a reduced level of service in connection with the operation or maintenance of these properties. The remaining 393 Wholly Owned Properties in Operation are multi-tenant properties for which the Company renders a range of building, operating and maintenance services.

As of December 31, 2012, the industrial Wholly Owned Properties in Operation were 93.8% leased. The average building size for the industrial Wholly Owned Properties in Operation was approximately 142,000 square feet. As of December 31, 2012, the office Wholly Owned Properties in Operation were 89.1% leased. The average building size for the office Wholly Owned Properties in Operation was approximately 78,000 square feet.

The JV Properties in Operation, as of December 31, 2012, consisted of 47 industrial and 49 office properties. Single tenants occupy 36 JV Properties in Operation. These tenants generally require a reduced level of service in connection with the operation or maintenance of these properties. The remaining 60 JV Properties in Operation are multi-tenant properties for which the Company renders a range of building, operating and maintenance services.

As of December 31, 2012, the industrial JV Properties in Operation were 89.3% leased. The average building size for the industrial JV Properties in Operation was approximately 201,000 square feet. As of December 31, 2012, the office JV Properties in Operation were 92.4% leased. The average building size for the office JV Properties in Operation was approximately 96,000 square feet.

As of December 31, 2012, the industrial Properties in Operation were 93.0% leased. The average building size for the industrial Properties in Operation was approximately 149,000 square feet. As of December 31, 2012, the office Properties in Operation were 89.7% leased. The average building size for the office Properties in Operation was approximately 81,000 square feet.

A complete listing of the Wholly Owned Properties in Operation appears as Schedule III to the financial statements of the Company included in this Annual Report on Form 10-K. The table below sets forth certain information on the Company's Properties in Operation as of December 31, 2012 (in thousands, except percentages).

	Type		Net Rent[1]	Straight Line Rent and Operating Expense Reimbursement [2]	Square Feet	% Leased
Northeast - Southeastern PA	Industrial	- Distribution	$ 2,980	$ 3,846	407	90.2%
		- Flex	14,375	22,618	1,611	88.0%
	Office		90,993	139,897	6,931	85.2%
	Total		108,348	166,361	8,949	85.9%
Northeast - Lehigh	Industrial	- Distribution	70,254	88,043	15,621	99.6%
		- Flex	3,705	4,835	438	100.0%
	Office		1,270	2,360	121	96.3%
	Total		75,229	95,238	16,180	99.6%
Northeast - Other	Industrial	- Distribution	6,443	7,767	1,266	97.2%
		- Flex	5,587	8,464	548	97.4%
	Office		27,026	45,911	2,086	92.8%
	Total		39,056	62,142	3,900	94.9%
Central	Industrial	- Distribution	32,147	43,936	8,715	90.7%
		- Flex	16,725	28,502	2,384	88.7%
	Office		35,196	50,016	2,929	85.4%
	Total		84,068	122,454	14,028	89.3%
South	Industrial	- Distribution	49,268	65,740	13,110	91.4%
		- Flex	27,237	37,053	3,804	89.2%
	Office		71,975	111,532	5,497	92.9%
	Total		148,480	214,325	22,411	91.4%
Metro	Industrial	- Distribution	3,642	5,633	346	100.0%
		- Flex	2,200	3,035	204	67.4%
	Office		17,246	25,025	1,031	96.5%
	Total		23,088	33,693	1,581	93.5%
United Kingdom	Industrial	- Distribution	—	—	—	—
		- Flex	1,278	1,278	44	100.0%
	Office		2,861	3,013	90	100.0%
	Total		4,139	4,291	134	100.0%
TOTAL	Industrial	- Distribution	164,734	214,965	39,465	94.7%
		- Flex	71,107	105,785	9,033	89.5%
	Office		246,567	377,754	18,685	89.1%
	Total		$ 482,408	$ 698,504	67,183	92.5%
Joint Ventures [3]	Industrial	- Distribution	$ 31,833	$ 45,765	9,269	89.8%
		- Flex	2,770	2,593	171	64.5%
	Office		105,798	148,564	4,720	92.0%
	Total		$ 140,401	$ 196,922	14,160	90.2%

(1) Net rent represents the contractual rent per square foot multiplied by the tenant's square feet leased at December 31, 2012 for tenants in occupancy. As of December 31, 2012, net rent per square foot for the Wholly Owned Properties in Operation was $7.77 and for the Joint Venture Properties in Operation was $10.99. Net rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant at December 31, 2012 was within a free rent period its rent would equal zero for the purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the straight line rent including operating expense recoveries per square foot multiplied by the tenant's square feet leased at December 31, 2012 for tenants in occupancy. As of December 31, 2012, straight line rent and operating expense reimbursement per square foot for the Wholly Owned Properties in Operation was $11.24 and for the Joint Venture Properties in Operation was $15.42.

(3) Joint Ventures represent the 96 properties owned by unconsolidated joint ventures in which the Company has an interest.

The expiring number of tenants, square feet and annual rent by year for the Properties in Operation as of December 31, 2012 are as follows (in thousands except number of tenants and % of annual rent):

	Industrial-Distribution				Industrial-Flex				Office				Total			
	Number of Tenants	Square Feet	Annual [(1)] Rent	% of Annual Rent	Number of Tenants	Square Feet	Annual Rent	% of Annual Rent	Number of Tenants	Square Feet	Annual Rent	% of Annual Rent	Number of Tenants	Square Feet	Annual Rent	% of Annual Rent
Wholly Owned Properties in Operation:																
2013	70	3,718	$ 13,314	7.2%	105	1,358	$ 11,927	14.8%	208	1,856	$ 27,253	9.7%	383	6,932	$ 52,494	9.6%
2014	80	7,429	32,361	17.6%	97	1,116	9,998	12.4%	205	2,704	44,425	15.8%	382	11,249	86,784	15.9%
2015	62	6,453	28,637	15.6%	88	1,084	10,395	12.9%	169	2,257	31,912	11.4%	319	9,794	70,944	13.0%
2016	53	4,388	20,533	11.2%	70	1,224	11,341	14.1%	123	1,894	32,822	11.7%	246	7,506	64,696	11.9%
2017	56	4,150	21,912	11.9%	58	1,035	10,433	12.9%	103	1,754	29,764	10.6%	217	6,939	62,109	11.4%
2018	44	3,940	21,328	11.6%	40	868	8,144	10.1%	73	1,608	27,205	9.7%	157	6,416	56,677	10.4%
2019	18	1,737	9,628	5.2%	16	488	5,715	7.1%	45	1,803	34,799	12.4%	79	4,028	50,142	9.2%
2020	18	3,042	17,531	9.5%	12	313	4,396	5.4%	30	747	14,933	5.3%	60	4,102	36,860	6.7%
2021	3	132	623	0.3%	5	115	1,390	1.7%	15	294	4,918	1.8%	23	541	6,931	1.3%
2022	10	809	4,029	2.2%	10	268	2,898	3.6%	12	391	6,868	2.4%	32	1,468	13,795	2.5%
Thereafter	8	1,590	14,219	7.7%	8	214	4,048	5.0%	21	1,339	25,841	9.2%	37	3,143	44,108	8.1%
Total	422	37,388	$ 184,115	100.0%	509	8,083	$ 80,685	100.0%	1,004	16,647	$ 280,740	100.0%	1,935	62,118	$ 545,540	100.0%
Joint Venture Properties in Operation:																
2013	11	1,293	$ 4,345	11.7%	1	2	$ 67	2.1%	52	360	$ 8,460	6.6%	64	1,655	$ 12,872	7.7%
2014	9	1,234	5,679	15.3%	2	25	733	23.1%	34	495	12,592	9.9%	45	1,754	19,004	11.3%
2015	6	461	1,965	5.3%	2	9	256	8.0%	25	235	5,478	4.3%	33	705	7,699	4.6%
2016	10	972	4,550	12.3%	1	36	1,036	32.6%	26	556	14,431	11.3%	37	1,564	20,017	11.9%
2017	13	1,427	6,187	16.7%	3	38	1,088	34.2%	25	345	8,166	6.4%	41	1,810	15,441	9.2%
2018	8	836	4,500	12.1%	—	—	—	—%	18	109	2,986	2.3%	26	945	7,486	4.5%
2019	2	518	3,034	8.2%	—	—	—	—%	26	364	9,366	7.3%	28	882	12,400	7.4%
2020	1	77	276	0.7%	—	—	—	—%	8	160	3,440	2.7%	9	237	3,716	2.2%
2021	2	522	2,280	6.1%	—	—	—	—%	12	248	6,833	5.4%	14	770	9,113	5.4%
2022	3	673	2,720	7.3%	—	—	—	—%	7	91	2,915	2.3%	10	764	5,635	3.3%
Thereafter	2	308	1,588	4.3%	—	—	—	—%	13	1,382	53,045	41.5%	15	1,690	54,633	32.5%
Total	67	8,321	$ 37,124	100.0%	9	110	$ 3,180	100.0%	246	4,345	$ 127,712	100.0%	322	12,776	$ 168,016	100.0%

(1) Annual rent represents the contractual rent per square foot multiplied by the tenants' square feet leased on the date of lease expiration for the tenants in occupancy on December 31, 2012.

The table below highlights, for the Properties in Operation, the Company's top ten industrial tenants and top ten office tenants as of December 31, 2012. The table reflects, for the tenants in the JV Properties in Operation, the Company's ownership percentage of the respective joint venture.

Top 10 Industrial Tenants	Percentage of Annual Rent
Home Depot U.S.A., Inc.	1.6%
Kellogg USA, Inc.	1.3%
Amazon.com	1.3%
Wakefern Food Corp.	1.1%
Flowers Foods, Inc.	0.9%
Ozburn Hessey Logistics, L.L.C.	0.8%
Uline, Inc.	0.7%
Federal Express Corporation	0.6%
The Dial Corporation	0.6%
CEVA Logistics U.S., Inc.	0.6%
	9.5%

Top 10 Office Tenants	Percentage of Annual Rent
The Vanguard Group, Inc.	4.0%
United States of America	1.8%
United Healthcare Services, Inc.	1.7%
GlaxoSmithKline	1.7%
Comcast Corporation	1.5%
GMAC Mortgage Corporation	1.5%
Fidelity National Information Services	1.0%
WellCare Health Plans, Inc.	0.9%
PNC Bank, National Association	0.8%
Yellow Book USA, Inc.	0.7%
	15.6%

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any material litigation as of December 31, 2012.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANTS' COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND RELATED ISSUER PURCHASES OF EQUITY SECURITIES

The Common Shares are traded on the New York Stock Exchange under the symbol "LRY." There is no established public trading market for the Common Units. The following table sets forth, for the calendar quarters indicated, the high and low closing prices of the Common Shares on the New York Stock Exchange, and the dividends declared per Common Share for such calendar quarter.

	High	Low	Dividends Declared Per Common Share
2012			
Fourth Quarter	$37.46	$33.28	$0.475
Third Quarter	38.57	35.41	0.475
Second Quarter	37.03	33.84	0.475
First Quarter	35.72	30.91	0.475
2011			
Fourth Quarter	$32.73	$27.49	$0.475
Third Quarter	35.42	26.16	0.475
Second Quarter	36.06	31.66	0.475
First Quarter	35.25	31.77	0.475

As of February 25, 2013, the Common Shares were held by 993 holders of record. Since its initial public offering in 1994, the Company has paid regular and uninterrupted quarterly dividends.

Although the Company currently anticipates that dividends at $0.475 per Common Share per quarter or a comparable rate will continue to be paid in the future, the payment of future dividends by the Company will be at the discretion of the Board of Trustees and will depend on numerous factors including the Company's cash flow, its financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Code, the general economic environment and such other factors as the Board of Trustees deems relevant.

In November 2012, an individual acquired a total of 22,895 common shares of beneficial interest of Liberty Property Trust in exchange for the same number of units of limited partnership interests in Liberty Property Limited Partnership. This individual previously acquired these units of limited partnership interests in connection with their contribution to the Operating Partnership of certain assets. The exchange of common shares of beneficial interest for the units of limited partnership is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

The following line graph compares the cumulative total shareholder return on Common Shares for the period beginning December 31, 2007 and ended December 31, 2012 with the cumulative total return on the Standard and Poor's 500 Stock Index ("S&P 500") and the NAREIT Equity REIT Total Return Index ("NAREIT Index") over the same period. Total return values for the S&P 500, the NAREIT Index and the Company's Common Shares were calculated based on cumulative total return assuming the investment of $100 in the NAREIT Index, the S&P 500 and the Company's Common Shares on December 31, 2007, and assuming reinvestment of dividends in all cases.


NAREIT
S&P 500
Liberty Property Trust
180.00
160.00
140.00
120.00
100.00
80.00
60.00
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth Selected Financial Data for the Trust and the Operating Partnership as of and for the five years ended December 31, 2012. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this report. Certain amounts from prior years have been reclassified to conform to current-year presentation.

Operating Data	YEAR ENDED DECEMBER 31,				
(In thousands, except per share data)	**2012**	**2011**	**2010**	**2009**	**2008**
Total operating revenue	$685,552	$663,241	$652,009	$638,316	$622,307
Income from continuing operations	$133,830	$140,061	$130,140	$30,252	$123,113
Net income	$147,751	$210,710	$153,375	$78,992	$180,106
Basic:					
Income from continuing operations	$1.06	$1.00	$0.92	$0.09	$1.04
Income from discontinued operations	$0.12	$0.60	$0.21	$0.43	$0.58
Income per common share/unit	$1.18	$1.60	$1.13	$0.52	$1.62
Diluted:					
Income from continuing operations	$1.06	$1.00	$0.91	$0.09	$1.04
Income from discontinued operations	$0.11	$0.59	$0.21	$0.43	$0.58
Income per common share/unit	$1.17	$1.59	$1.12	$0.52	$1.62
Dividends paid per common share	$1.90	$1.90	$1.90	$1.90	$2.50
Trust - weighted average number of shares outstanding - basic (1)	116,863	114,755	112,924	107,550	93,615
Trust - weighted average number of shares outstanding - diluted (2)	117,694	115,503	113,606	108,002	93,804
Operating Partnership - weighted average number of units outstanding - basic (1)	120,623	118,624	116,871	111,568	97,805
Operating Partnership - weighted average number of units outstanding - diluted (2)	121,454	119,372	117,553	112,020	97,994

Balance Sheet Data	DECEMBER 31,				
(In thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Net real estate	$ 4,590,830	$ 4,205,728	$ 3,955,487	$ 3,986,120	$ 4,007,613
Total assets	$ 5,177,971	$ 4,989,673	$ 5,064,799	$ 5,228,943	$ 5,217,035
Total indebtedness	$ 2,657,398	$ 2,222,862	$ 2,359,822	$ 2,456,875	$ 2,590,167
Liberty Property Trust shareholders' equity	$ 2,091,012	$ 2,103,594	$ 2,082,186	$ 2,122,295	$ 1,958,779
Owners' equity (Liberty Property Limited Partnership)	$ 2,217,820	$ 2,459,756	$ 2,438,552	$ 2,483,169	$ 1,945,516

Other Data	YEAR ENDED DECEMBER 31,				
(Dollars in thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Net cash provided by operating activities	$ 317,166	$ 317,724	$ 292,264	$ 307,201	$ 272,709
Net cash (used in) provided by investing activities	$ (312,669)	$ (56,223)	$ (103,461)	$ (14,332)	$ 45,793
Net cash provided by (used in) financing activities	$ 12,690	$ (351,513)	$ (315,842)	$ (74,033)	$ (331,314)
Funds from operations available to common shareholders (3)	$ 312,992	$ 311,841	$ 312,138	$ 310,439	$ 316,986
Total leaseable square footage of Wholly Owned Properties in Operation at end of period (in thousands)	67,181	65,202	65,241	64,384	63,799
Total leaseable square footage of JV Properties in Operation at end of period (in thousands)	14,161	14,164	14,422	13,786	13,069
Wholly Owned Properties in Operation at end of period	582	597	637	639	654
JV Properties in Operation at end of period	96	96	98	96	95
Wholly Owned Properties in Operation percentage leased at end of period	92%	92%	90%	89%	91%
JV Properties in Operation percentage leased at end of period	90%	89%	83%	88%	92%

(1) Basic weighted average number of shares includes vested Common Shares (Liberty Property Trust); Common Units (Liberty Property Limited Partnership) outstanding during the year.

(2) Diluted weighted average number of shares includes the vested and unvested Common Shares (Liberty Property Trust); Common Units (Liberty Property Limited Partnership) outstanding during the year as well as the dilutive effect of outstanding options.

(3) The National Association of Real Estate Investment Trusts ("NAREIT") has issued a standard definition for Funds from operations (as defined below). The Securities and Exchange Commission has agreed to the disclosure of this non-GAAP financial measure on a per share basis in its Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. The Company believes that the calculation of Funds from operations is helpful to investors and management as it is a measure of the Company's operating performance that excludes depreciation and amortization and gains and losses from property dispositions. As a result, year over year comparison of Funds from operations reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, providing perspective not immediately apparent from net income. In addition, management believes that Funds from operations provides useful information to the investment community about the Company's financial performance when compared to other REITs since Funds from operations is generally recognized as the standard for reporting the operating performance of a REIT. Funds from operations available to common shareholders is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations available to common shareholders does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations available to common shareholders also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Historically the Company included impairment charges in this computation. However, excluding impairment charges from the computation of Funds from operations is consistent with NAREIT's reaffirmation in November 2011 of its July 2000 guidance on NAREIT-defined Funds from Operations, which indicated that impairment write-downs of depreciable real estate should be excluded in the computation of Funds from operations. Accordingly, Funds from operations have been restated for prior periods. A reconciliation of Funds from operations to net income may be found in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust ("REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, collectively with the Trust and their consolidated subsidiaries, the "Company").

The Company operates primarily in the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States. Additionally, the Company owns certain assets in the United Kingdom.

As of December 31, 2012, the Company owned and operated 342 industrial and 240 office properties (the "Wholly Owned Properties in Operation") totaling 67.2 million square feet. In addition, as of December 31, 2012, the Company owned ten properties under development, which when completed are expected to comprise 3.4 million square feet (the "Wholly Owned Properties under Development") and 1,527 acres of developable land, substantially all of which is zoned for commercial use. Additionally, as of December 31, 2012, the Company had an ownership interest, through unconsolidated joint ventures, in 47 industrial and 49 office properties totaling 14.2 million square feet (the "JV Properties in Operation" and, together with the Wholly Owned Properties in Operation, the "Properties in Operation"). The Company also has an ownership interest through unconsolidated joint ventures in 615 acres of developable land, substantially all of which is zoned for commercial use. The Company refers to the Wholly Owned Properties under Development and the Properties in Operation collectively as the "Properties."

The Company focuses on creating value for shareholders through increasing profitability and cash flow. With respect to its Properties in Operation, the Company endeavors to maintain high occupancy levels while maximizing rental rates and controlling costs. The Company pursues development opportunities that it believes will create value and yield acceptable returns. The Company also acquires properties that it believes will create long-term value, and disposes of properties that no longer fit within the Company's strategic objectives or in situations where it can optimize cash proceeds. The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals.

The Company's operating results depend primarily upon income from rental operations and are substantially influenced by rental demand for the Properties in Operation. During the year ended December 31, 2012, the Company operated in a national economic environment characterized by high unemployment, low growth in GDP and low interest rates. Although this low interest rate environment has created opportunity for the Company to refinance its maturing debt at lower and more attractive rates, the sluggish pace of economic activity has continued to put downward pressure on the rents for renewal and replacement leases. During the year ended December 31, 2012, the Company successfully leased 18.5 million square feet and attained occupancy of 92.5% for the Wholly Owned Properties in Operation and 90.2% for the JV Properties in Operation for a combined occupancy of 92.1% for the Properties in Operation as of that date. During the year ended December 31, 2012, straight line rents on renewal and replacement leases were on average 3.4% lower than rents on expiring leases. At December 31, 2011, occupancy for the Wholly Owned Properties in Operation was 91.9% and for the JV Properties in Operation was 88.7% for a combined occupancy for the Properties in Operation of 91.3%. The Company believes that average occupancy for its Properties in Operation will increase by 1% to 2% for 2013 compared to 2012. Furthermore, the Company believes that straight line rents on renewal and replacement leases for 2013 will on average be 2% to 7% lower than rents on expiring leases.

For the two-year period ended December 31, 2012, the Company was a net seller of properties. Proceeds from dispositions exceeded the cash paid for acquisitions by $180.0 million. For similar investment dollars, cash flow from suburban office properties sold is generally more than the cash flow generated from industrial properties acquired. Such transactions result in a reduction of net cash provided by operating activities.

WHOLLY OWNED CAPITAL ACTIVITY

Acquisitions

During the year ended December 31, 2012, the Company acquired 26 industrial properties and one office property for an aggregate purchase price of $211.9 million. These properties, which contain 4.3 million square feet of leaseable space, were 85.2% leased as of December 31, 2012. The Company also acquired nine parcels of land totaling 259 acres for $57.1 million. For 2013, the Company anticipates that wholly owned property acquisitions will range from $100 million to $200 million and believes that certain of the acquired properties will be either vacant or underleased.

Dispositions

Disposition activity allows the Company to, among other things, (1) reduce its holdings in certain markets and product types within a market consistent with the Company's strategy; (2) lower the average age of the portfolio; (3) optimize the cash proceeds from the sale of certain assets; and (4) obtain funds for investment activities. During the year ended December 31, 2012, the Company realized proceeds of $235.6 million from the sale of 50 operating properties representing 3.0 million square feet and 107 acres of land. For 2013, the Company anticipates that proceeds from wholly owned property dispositions will range from $150 million to $250 million.

Development

During the year ended December 31, 2012, the Company brought into service eight Wholly Owned Properties under Development representing 700,000 square feet and a Total Investment of $66.3 million. During the year ended December 31, 2012, the Company began construction on eight Wholly Owned Properties under Development with a projected Total Investment of $97.6 million. As of December 31, 2012, the Company had ten Wholly Owned Properties under Development, which are expected to comprise, upon completion, 3.4 million square feet and are expected to represent a Total Investment of $315.7 million, of which $248.6 million has been completed as of December 31, 2012. These Wholly Owned Properties under Development were 25.9% pre-leased as of December 31, 2012. Subsequent to December 31, 2012, the Company started the development of one built-to-suit office building. The building is expected to contain a total of 201,000 square feet of leasable space and represents an anticipated Total Investment of $54.6 million. For 2013, the Company anticipates that wholly owned development deliveries will total between $300 million and $400 million and that during 2013 it will commence development on properties with an expected aggregate Total Investment in a range from $300 million to $400 million.

"Total Investment" for a property is defined as the property's purchase price plus closing costs (in the case of acquisitions if vacant) and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and, where appropriate, other development costs and carrying costs.

UNCONSOLIDATED JOINT VENTURE ACTIVITY

The Company periodically enters into unconsolidated joint venture relationships in connection with the execution of its real estate operating strategy.

Acquisitions

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest acquired any properties. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will acquire any properties in 2013.

Dispositions

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest disposed of any properties. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will dispose of any properties in 2013.

In October 2012, Blythe Valley JV Sarl, a joint venture in which the Company held an interest, defaulted on its mortgage loan. The mortgage loan was secured by all of the operating properties and land of the joint venture. In February 2013, the lender appointed a receiver, effectively taking control of the assets securing its loan. During the year ended December 31, 2012, the joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income.

Development

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest brought any properties into service or began any development activities. As of December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest had any properties under development. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will bring any development properties into service or begin any development activities in 2013.

Forward-Looking Statements

When used throughout this report, the words "believes," "anticipates," "estimates" and "expects" and similar expressions are intended to identify forward-looking statements. Such statements indicate that assumptions have been used that are subject to a number of risks and uncertainties that could cause actual financial results or management plans and objectives to differ materially from those projected or expressed herein, including: the effect of national and regional economic conditions; rental demand; the Company's ability to identify, and enter into agreements with suitable joint venture partners in situations where it believes such arrangements are advantageous; the Company's ability to identify and secure additional properties and sites, both for itself and the joint ventures to which it is a party, that meet its criteria for acquisition or development; the availability and cost of capital; the effect of prevailing market interest rates; risks related to the integration of the operations of entities that we have acquired or may acquire; risks related to litigation; and other risks described from time to time in the Company's filings with the SEC. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The preparation of these financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases these estimates, judgments and assumptions on historical experience and on other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies discussion reflects what the Company believes are the more significant estimates, assumptions and judgments used in the preparation of its Consolidated Financial Statements. This discussion of critical accounting policies is intended to supplement the description of the accounting policies in the footnotes to the Company's Consolidated Financial Statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions and judgments. For further discussion of our significant accounting policies, see Note 2 to the Consolidated Financial Statements included in this report.

Capitalized Costs

Acquisition costs related to the purchase of vacant operating properties and land are capitalized and included in net real estate. Acquisition costs related to the purchase of operating properties with in-place tenants are expensed as incurred. Acquisition-related expenses for the years ended December 31, 2012, 2011 and 2010 were $2.9 million, $2.6 million and $295,000, respectively.

Expenditures directly related to the improvement of real estate, including interest and other costs capitalized on development projects and land being readied for development, are included in net real estate and are stated at cost. The Company considers a development property substantially complete upon the completion of tenant build-out, but no later than one year after the completion of major construction activity. These capitalized costs include pre-construction costs essential to the development of the property, construction costs, interest costs, real estate taxes, development related compensation and other costs incurred during the period of development. The determination to capitalize rather than expense costs requires the Company to evaluate the status of the development activity. The total of capitalized compensation costs directly related to the development of property for the years ended December 31, 2012, 2011 and 2010 was $2.1 million, $1.3 million and $489,000, respectively.

Certain employees of the Company are compensated for leasing services related to the Company's properties. The compensation directly related to signed leases is capitalized and amortized as a deferred leasing cost. The total of this capitalized compensation was $2.4 million, $2.1 million and $2.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Capitalized interest for the years ended December 31, 2012, 2011 and 2010 was $9.9 million, $3.0 million and $929,000, respectively.

Revenue Recognition

Rental revenue is recognized on a straight line basis over the terms of the respective leases. Deferred rent receivable represents the amount by which straight line rental revenue exceeds rents currently billed in accordance with the lease agreements. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. The capitalized above or below-market lease values are amortized as a component of rental revenue over the remaining term of the respective leases and any bargain renewal option periods, where appropriate.

Allowance for Doubtful Accounts

The Company continually monitors the liquidity and creditworthiness of its tenants. Based on these reviews, provisions are established, and an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rental payments is maintained. As of December 31, 2012 and 2011, the Company's allowance for doubtful accounts totaled $7.0 million and $7.5 million, respectively. The Company had bad debt expense of $540,000 and $3.9 million for the years ended December 31, 2012 and 2010, respectively, as well as a net recovery of bad debts of $1.9 million for the year ended December 31, 2011.

Impairment of Real Estate

The Company evaluates its real estate investments upon the occurrence of significant adverse changes in operations to assess whether any impairment indicators are present that could affect the recovery of the recorded value. Indicators the Company uses to determine whether an impairment evaluation is necessary include the low occupancy level of the property, holding period for the property, strategic decisions regarding future development plans for a property under development and land held for development and other market factors. If impairment indicators are present, the Company performs an undiscounted cash flow analysis and compares the net carrying amount of the property to the property's estimated undiscounted future cash flow over the anticipated holding period. The Company assesses the expected undiscounted cash flows based upon a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, current market rental rates, changes in market rental rates, operating costs, capitalization rates and holding periods. For these assumptions, the Company considers its experience and historical performance in the various markets and data provided by market research organizations. If any real estate investment is considered impaired, the carrying value of the property is written down to its estimated fair value. Fair value is estimated based on the discounting of future expected cash flows at a risk adjusted interest rate. During the years ended December 31, 2012, 2011 and 2010, the Company recognized impairment losses of $2.3 million, $7.8 million and $1.0 million, respectively. The determination of whether an impairment exists requires the Company to make estimates, judgments and assumptions about the future cash flows.

Intangibles

The Company allocates the purchase price of real estate acquired to land, building and improvements and intangibles based on the fair value of each component. The value ascribed to in-place leases is based on the rental rates for the existing leases compared to the Company's estimate of the fair market lease rates for leases of similar terms and present valuing the difference based on an interest rate which reflects the risks associated with the leases acquired. Origination values are also assigned to in-place leases, and, where appropriate, value is assigned to customer relationships. Origination cost estimates include the costs to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. Additionally, the Company estimates carrying costs during the expected lease-up periods including real estate taxes, other operating expenses and lost rentals at contractual rates. Such amounts are also included in origination costs. The Company depreciates the amounts allocated to building and improvements over 40 years. The amounts allocated to the intangible relating to in-place leases, which are included in deferred financing and leasing costs or in other liabilities in the accompanying consolidated balance sheets, are amortized to rental income for market rental rate differences and to depreciation and amortization for origination costs on a straight line basis over the remaining term of the related leases. In the event that a tenant terminates its lease, the unamortized portion of the intangible is written off.

Investments in Unconsolidated Joint Ventures

The Company analyzes its investments in joint ventures to determine if the joint venture is considered a variable interest entity and would require consolidation. The Company accounts for its investments in unconsolidated joint ventures using the equity method of accounting as the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

Management estimated the fair value of its ownership interest in the joint ventures considering the estimated fair value of the real estate assets owned by the joint ventures and the related indebtedness as well as the working capital assets and liabilities of the joint ventures and the terms of the related joint venture agreements. The Company's estimates of fair value of the real estate assets are based on a discounted cash flow analysis incorporating a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, current market rental rates, changes in market rental rates, operating costs, capitalization rates, holding periods and discount rates. For these assumptions, the Company considered its experience and historical performance in the various markets and data provided by market research organizations. In assessing whether an impairment is other-than-temporary, the Company considers several factors. The longevity and severity of the impairment are considered as well as the expected time for recovery of value to occur, if ever.

The Company determined that one investment in a joint venture had an other-than-temporary impairment of $683,000 during the year ended December 31, 2012. No impairment losses on the Company's investments in unconsolidated joint ventures were recognized during the years ended December 31, 2011 or 2010.

During the year ended December 31, 2012 the Blythe Valley JV Sarl joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of income.

The Kings Hill Unit Trust joint venture is in technical, non-monetary default of its mortgage loan. Discussions with the lender regarding remedies are ongoing.

Results of Operations

The following discussion is based on the consolidated financial statements of the Company. It compares the results of operations of the Company for the year ended December 31, 2012 with the results of operations of the Company for the year ended December 31, 2011, and the results of operations of the Company for the year ended December 31, 2011 with the results of operations of the Company for the year ended December 31, 2010. As a result of the varying levels of development, acquisition and disposition activities by the Company in 2012, 2011 and 2010, the overall operating results of the Company during such periods are not directly comparable. However, certain data, including the Same Store (as defined below) comparison, do lend themselves to direct comparison.

This information should be read in conjunction with the accompanying consolidated financial statements and notes included elsewhere in this report.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Overview

The Company's average gross investment in operating real estate owned for the year ended December 31, 2012 increased to $4,916.4 million from $4,455.3 million for the year ended December 31, 2011. This increase in operating real estate resulted in increases in rental revenue, operating expense reimbursement, rental property operating expenses, real estate taxes and depreciation and amortization. Rental property operating expenses include utilities, insurance, janitorial, landscaping, snow removal and other costs necessary to maintain a property.

Total operating revenue increased to $685.6 million for the year ended December 31, 2012 from $663.2 million for the year ended December 31, 2011. This $22.4 million increase was primarily due to an increase in average gross investment in operating real estate, an increase in occupancy and an increase in termination fees, which totaled $3.7 million for the year ended December 31, 2012 as compared to $3.0 million for the year ended December 31, 2011. These increases were partially offset by decreases in rental rates. Changes in occupancy and rental rates are detailed below in "Same Store." Termination Fees are fees that the Company agrees to accept in consideration for permitting certain tenants to terminate their leases prior to the contractual expiration date. Termination Fees are included in rental revenue and if a property is sold or held for sale, related termination fees are included in discontinued operations. See "Other" below.

Segments

The Company evaluates the performance of the Wholly Owned Properties in Operation in terms of net operating income by reportable segment (see Note 19 to the Company's financial statements for a reconciliation of this measure to net income). Net operating income includes operating revenue from external customers, real estate taxes, amortization of lease transaction costs and other operating expenses which relate directly to the management and operation of the assets within each reportable segment. The following table identifies changes in reportable segments (dollars in thousands):

Reportable Segment Net Operating Income:

	Year Ended December 31, 2012	Year Ended December 31, 2011	PERCENTAGE INCREASE (DECREASE)
Northeast			
– Southeastern PA	$ 98,729	$ 101,982	(3.2%)
– Lehigh/Central PA	65,566	64,786	1.2%
– Other	31,711	35,017	(9.4%)
Central	63,765	68,114	(6.4%)
South	126,281	132,703	(4.8%)
Metro	23,435	19,370	21.0% (1)
United Kingdom	(257)	(179)	43.6%
Total reportable segment net operating income	$ 409,230	$ 421,793	(3.0%)

(1) The change was primarily due to an increase in average gross investment in operating real estate.

Same Store

Property level operating income, exclusive of Termination Fees, for the Same Store properties decreased to $450.3 million for the year ended December 31, 2012 from $453.8 million for the year ended December 31, 2011, on a straight line basis (which recognizes rental revenue evenly over the life of the lease), and decreased to $447.1 million for the year ended December 31, 2012 from $448.2 million for the year ended December 31, 2011 on a cash basis.

The same store results were affected by one-time reductions in certain operating expense items during the year ended December 31, 2011 that did not recur during the same period in 2012, decreases in cash and straight line rental rates and an increase in occupancy. The following details the Same Store occupancy and rental rates for the respective periods:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Average occupancy %	93.1%	91.9%
Average rental rate - cash basis [1]	$ 8.30	$ 8.39
Average rental rate - straight line basis [2]	$ 12.01	$ 12.04

(1) Represents the average contractual rent per square foot for the year ended December 31, 2012 or 2011 for tenants in occupancy in the Same Store properties. Cash rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant was within a free rent period at December 31, 2012 or 2011 its rent would equal zero for purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the average straight line rent including operating expense recoveries per square foot for the year ended December 31, 2012 or 2011 for tenants in occupancy in the Same Store properties.

Management generally considers the performance of the Same Store properties to be a useful financial performance measure because the results are directly comparable from period to period. Management further believes that the performance comparison should exclude Termination Fees since they are more event-specific and are not representative of ordinary performance results. In addition, Same Store property level operating income and Same Store cash basis property level operating income exclusive of Termination Fees is considered by management to be a more reliable indicator of the portfolio's baseline performance. The Same Store properties consist of the 526 properties totaling approximately 58.0 million square feet owned on January 1, 2011. Acquisitions and completed development during the years ended December 31, 2011 and 2012 are excluded from the Same Store properties. Properties obtained through acquisition and completed development are included in Same Store when they have been purchased in the case of acquisitions, and are stabilized in the case of completed development, prior to the beginning of the earliest year presented in the comparison. The 62 properties sold during 2011 and the 50 properties sold during 2012 are also excluded.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Same Store properties for the years ended December 31, 2012 and 2011. Same Store property level operating income and cash basis property level operating income are non-US GAAP measures and do not represent income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures because they do not reflect the consolidated operations of the Company. Investors should review Same Store results, along with Funds from operations (see "Liquidity and Capital Resources" below), US GAAP net income and cash flow from operating activities, investing activities and financing activities when considering the Company's operating performance. Also set forth below is a reconciliation of Same Store property level operating income and cash basis property level operating income to net income (in thousands).

	Year Ended	
	December 31, 2012	December 31, 2011
Same Store:		
Rental revenue	$ 454,194	$ 457,219
Operating expenses:		
Rental property expense	130,815	127,238
Real estate taxes	72,658	73,841
Operating expense recovery	(199,621)	(197,619)
Unrecovered operating expenses	3,852	3,460
Property level operating income	450,342	453,759
Less straight line rent	3,266	5,519
Cash basis property level operating income	$ 447,076	$ 448,240
Reconciliation of non-GAAP financial measure – Same Store:		
Cash basis property level operating income	$ 447,076	$ 448,240
Straight line rent	3,266	5,519
Property level operating income	450,342	453,759
Property level operating income - properties purchased or developed subsequent to January 1, 2011	18,055	3,704
Termination fees	3,666	3,035
General and administrative expense	(64,730)	(59,367)
Depreciation and amortization expense	(165,628)	(156,242)
Other income (expense)	(110,341)	(112,329)
Gain on property dispositions	4,123	5,025
Income taxes	(976)	(1,020)
Equity in (loss) earnings of unconsolidated joint ventures	(681)	3,496
Discontinued operations (1)	13,921	70,649
Net income	$ 147,751	$ 210,710

(1) Includes Termination Fees of $644,000 and $602,000 for the years ended December 31, 2012 and 2011, respectively.

General and Administrative

General and administrative expenses increased to $64.7 million for the year ended December 31, 2012 compared to $59.4 million for the year ended December 31, 2011. These increases were primarily due to increases in compensation, the writeoff of costs for canceled projects and costs associated with operating initiatives. General and administrative expenses include salaries, wages and incentive compensation for general and administrative staff along with related costs, consulting, marketing, public company expenses, costs associated with the acquisition of properties and other general and administrative costs.

Depreciation and Amortization

Depreciation and amortization increased to $165.6 million for the year ended December 31, 2012 from $156.2 million for the year ended December 31, 2011. This increase was primarily due to the increased investment in operating real estate.

Interest Expense

Interest expense decreased to $119.6 million for the year ended December 31, 2012 from $120.7 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in the weighted average interest rate to 5.3% for the year ended December 31, 2012 from 5.8% for the year ended December 31, 2011. This was partially offset by the increase in the average debt outstanding to $2,425.1 million for the year ended December 31, 2012 from $2,214.9 million for the year ended December 31, 2011. The decrease was also partially due to an increase in interest capitalized during the year ended December 31, 2012 due to an increase in development activity.

Interest expense allocated to discontinued operations for the year ended December 31, 2012 and 2011 was $3.5 million and $10.3 million, respectively. This decrease was due to the level of dispositions in 2012 compared to 2011.

Equity in (Loss) Earnings of Unconsolidated Joint Ventures

Equity in (loss) earnings of unconsolidated joint ventures decreased to a loss of $681,000 for the year ended December 31, 2012 from income of $3.5 million for the year ended December 31, 2011. This decrease was primarily due to an impairment charge in the Blythe Valley JV Sarl joint venture during the year ended December 31, 2012, the Company's share of which was $4.6 million.

Other

Gain on property dispositions decreased to $4.1 million for the year ended December 31, 2012 from $5.0 million for the year ended December 31, 2011.

Income from discontinued operations decreased to $13.9 million for the year ended December 31, 2012 from $70.6 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in gains recognized on sales which were $11.4 million for the year ended December 31, 2012 and $60.6 million for the year ended December 31, 2011.

As a result of the foregoing, the Company's net income decreased to $147.8 million for the year ended December 31, 2012 from $210.7 million for the year ended December 31, 2011.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Overview

The Company's average gross investment in operating real estate owned for the year ended December 31, 2011 increased to $4,455.3 million from $4,336.6 million for the year ended December 31, 2010. This increase in operating real estate resulted in increases in rental revenue, operating expense reimbursement, real estate taxes and depreciation and amortization. Despite the increase in operating real estate, rental property operating expenses decreased due to one-time reductions in certain operating expenses in 2011. Rental property operating expenses include utilities, insurance, janitorial, landscaping, snow removal and other costs necessary to maintain a property.

Total operating revenue increased to $663.2 million for the year ended December 31, 2011 from $652.0 million for the year ended December 31, 2010. This $11.2 million increase was primarily due to the increase in investment in operating real estate. This increase was partially offset by a decrease in rental rates and termination fees, which totaled $3.0 million for the year ended December 31, 2011 as compared to $5.2 million for the year ended December 31, 2010. Changes in occupancy and rental rates are detailed below in "Same Store." Termination Fees are included in rental revenue and if a property is sold or held for sale related termination fees are included in discontinued operations. See "Other" below.

Segments

The Company evaluates the performance of the Wholly Owned Properties in Operation in terms of net operating income by reportable segment (see Note 19 to the Company's financial statements for a reconciliation of this measure to net income). The following table identifies changes in reportable segments (dollars in thousands):

Reportable Segment Net Operating Income:

	Year Ended December 31, 2011	2010	PERCENTAGE INCREASE (DECREASE)
Northeast			
– Southeastern PA	$ 101,982	$ 108,593	(6.1%)
– Lehigh/Central PA	64,786	66,632	(2.8%)
– Other	35,017	37,234	(6.0%)
Central	68,114	70,386	(3.2%)
South	132,703	136,135	(2.5%)
Metro	19,370	20,713	(6.5%)
United Kingdom	(178)	243	(173.3%)
Total reportable segment net operating income	$ 421,794	$ 439,936	(4.1%)

Same Store

Property level operating income, exclusive of Termination Fees, for the Prior Year Same Store properties increased to $464.4 million for the year ended December 31, 2011 from $459.6 million for the year ended December 31, 2010, on a straight line basis, and increased to $460.1 million for the year ended December 31, 2011 from $446.7 million for the year ended December 31, 2010 on a cash basis.

The same store results were affected by one-time reductions in certain operating expense items during the year ended December 31, 2011 that did not occur during the same period in 2010, decreases in cash and straight line rental rates and an increase in occupancy. The following details the Same Store occupancy and rental rates for the respective periods:

	Year Ended December 31, 2011	2010
Average occupancy %	91.3%	90.0%
Average rental rate - cash basis [1]	$ 8.50	$ 8.51
Average rental rate - straight line basis [2]	$ 12.58	$ 12.68

(1) Represents the average contractual rent per square foot for the year ended December 31, 2011 or 2010 for tenants in occupancy in Prior Year Same Store properties. Net rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant was within a free rent period its rent would equal zero for purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the average straight line rent including operating expense recoveries per square foot for the year ended December 31, 2011 or 2010 for tenants in occupancy in the Prior Year Same Store properties.

Management generally considers the performance of the Prior Year Same Store properties to be a useful financial performance measure because the results are directly comparable from period to period. Management further believes that the performance comparison should exclude Termination Fees since they are more event specific and are not representative of ordinary performance results. In addition, Prior Year Same Store property level operating income and Prior Year Same Store cash basis property level operating income exclusive of Termination Fees are considered by management to be more reliable indicators of the portfolio's baseline performance. The Prior Year Same Store properties consist of the 568 properties totaling approximately 59.5 million square feet owned on January 1, 2010. Acquisitions and completed development during the years ended December 31, 2010 and 2011 are excluded from the Same Store properties. Properties obtained through acquisition and completed development are included in Same Store when they have been purchased in the case of acquisitions, and are stabilized in the case of completed development, prior to the beginning of the earliest year presented in the comparison. The 10 properties sold during 2010 and the 62 properties sold during 2011 are also excluded.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Prior Year Same Store properties for the years ended December 31, 2011 and 2010. Prior Year Same Store property level operating income and Prior Year Same Store cash basis property level operating income are non-GAAP measures and do not represent income before property dispositions, income taxes and equity in earnings of unconsolidated joint ventures because they do not reflect the consolidated operations of the Company. Investors should review Prior Year Same Store results, along with Funds from operations (see "Liquidity and Capital Resources" section), GAAP net income and net cash flow from operating activities, investing activities and financing activities when considering the Company's operating performance. Also, set forth below is a reconciliation of Prior Year Same Store property level operating income to net income (in thousands).

	Year Ended	
	December 31, 2011	December 31, 2010
Prior Year Same Store:		
Rental revenue	$ 470,426	$ 473,380
Operating expenses:		
Rental property expense	137,323	142,701
Real estate taxes	77,242	77,372
Operating expense recovery	(208,575)	(206,312)
Unrecovered operating expenses	5,990	13,761
Property level operating income	464,436	459,619
Less straight line rent	4,346	12,953
Cash basis property level operating income	$ 460,090	$ 446,666
Reconciliation of non-GAAP financial measure – Prior Year Same Store:		
Cash basis property level operating income	$ 460,090	$ 446,666
Straight line rent	4,346	12,953
Property level operating income	464,436	459,619
Property level operating income - properties purchased or developed subsequent to January 1, 2010	13,589	8,686
Less: Property level operating income - properties held for sale at December 31, 2011	(18,350)	(20,124)
Less: Property level operating income – 2012 discontinued operations	(2,212)	(2,518)
Termination fees	3,035	5,151
General and administrative expense	(59,367)	(52,747)
Depreciation and amortization expense	(156,242)	(149,457)
Other income (expense)	(112,329)	(123,268)
Gain on property dispositions	5,025	4,238
Income taxes	(1,020)	(1,736)
Equity in earnings of unconsolidated joint ventures	3,496	2,296
Discontinued operations at December 31, 2011 [1]	70,839	23,373
2012 discontinued operations	(190)	(138)
Net income	$ 210,710	$ 153,375

(1) Includes Termination Fees of $602,000 and $1.4 million for the years ended December 31, 2011 and 2010, respectively.

General and Administrative

General and administrative expenses increased to $59.4 million for the year ended December 31, 2011 from $52.7 million for the year ended December 31, 2010. This increase was primarily due to increases in performance-related personnel costs and increases in acquisition-related expenses. General and administrative expenses include salaries, wages and incentive compensation for general and administrative staff along with related costs, consulting, marketing, public company expenses, costs associated with the acquisition of properties and other general and administrative costs.

Depreciation and Amortization

Depreciation and amortization increased to $156.2 million for the year ended December 31, 2011 from $149.5 million for the year ended December 31, 2010. The increase was primarily due to the increased investment in operating real estate.

Interest Expense

Interest expense decreased to $120.7 million for the year ended December 31, 2011 from $133.0 million for the year ended December 31, 2010. This decrease was primarily due to a decrease in the average debt outstanding, which was $2,214.9 million for the year ended December 31, 2011, compared to $2,354.7 million for the year ended December 31, 2010 as well as a decrease in the weighted average interest rate to 5.8% for the year ended December 31, 2011 from 6.2% for the year ended December 31, 2010. The decrease was also partially due to an increase in interest capitalized during the year ended December 31, 2011 due to an increase in development activity.

Interest expense allocated to discontinued operations for the years ended December 31, 2011 and 2010 was $10.3 million and $16.8 million, respectively. This decrease was due to the level of dispositions in 2011 compared to 2010.

Other

Gain on property dispositions increased to $5.0 million for the year ended December 31, 2011 from $4.2 million for the year ended December 31, 2010.

Income from discontinued operations increased to $70.6 million from $23.2 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was due to an increase in gains recognized on sales which were $60.6 million for the year ended December 31, 2011 compared to $6.9 million for the year ended December 31, 2010.

As a result of the foregoing, the Company's net income increased to $210.7 million for the year ended December 31, 2011 from $153.4 million for the year ended December 31, 2010.

Liquidity and Capital Resources

Overview

The Company seeks to maintain a conservative balance sheet and pursue a strategy of financial flexibility. The Company expects to expend $200 million to $300 million to fund its investment in development properties in 2013. The Company's 2013 debt maturities total approximately $9.9 million. The Company anticipates that it will invest $100 million to $200 million in acquisitions in 2013. The Company expects to realize approximately $150 million to $250 million in proceeds from asset sales in 2013. The Company believes that proceeds from asset sales, its available cash, borrowing capacity from its Credit Facility (as defined below) and its other sources of capital including the public debt and equity markets will provide it with sufficient funds to satisfy these obligations.

Activity

As of December 31, 2012, the Company had cash and cash equivalents of $71.5 million, including $33.1 million in restricted cash.

Net cash provided by operating activities decreased to $317.2 million for the year ended December 31, 2012 from $317.7 million for the year ended December 31, 2011. Decreases in cash flows from operating activities relating to the timing of dispositions and acquisitions during 2012 were offset by fluctuations in operating assets and liabilities. Net cash flow provided by operating activities is the primary source of liquidity to fund dividends to shareholders and for recurring capital expenditures and leasing transaction costs for the Company's Wholly Owned Properties in Operation.

Net cash used in investing activities was $312.7 million for the year ended December 31, 2012 compared to $56.2 million for the year ended December 31, 2011. This $256.5 million increase primarily resulted from a decrease in proceeds from dispositions of properties and land as well as an increase in cash used for development activities.

Net cash provided by financing activities was $12.7 million for the year ended December 31, 2012 compared to net cash used in financing activities of $351.5 million for the year ended December 31, 2011. This $364.2 million change was primarily due to the net changes in the Company's debt during the respective periods which is reflective of the redemption of preferred units during 2012 and the disposition activity described above. Net cash provided by financing activities includes proceeds from the issuance of equity and debt, net of debt repayments, equity repurchases and shareholder distributions.

The Company funds its development activities and acquisitions with long-term capital sources and proceeds from the disposition of properties. For the year ended December 31, 2012, a portion of these activities were funded through an unsecured $500 million credit facility. The Company has maintained an unsecured credit facility throughout 2010, 2011 and 2012. During that period the Company has replaced, restated and amended its credit facility to address due dates and changes in borrowing costs. As replaced, restated and amended these credit facilities are referred to below as the "Credit Facility." The interest rate on borrowings under the Credit Facility fluctuates based upon ratings from Moody's Investors Service, Inc., Standard and Poor's Ratings Group and

Fitch, Inc. It matures in November 2015 and has a one year extension option at the Company's option, subject to the payment of a stated fee. Based upon the Company's current credit ratings, borrowings under the facility currently bear interest at LIBOR plus 107.5 basis points.

The Company uses debt financing to lower its overall cost of capital in an attempt to increase the return to shareholders. The Company staggers its debt maturities and maintains debt levels it considers to be prudent. In determining its debt levels, the Company considers various financial measures including the debt to gross assets ratio and the fixed charge coverage ratio. As of December 31, 2012, the Company's debt to gross assets ratio was 41.9% and for the year ended December 31, 2012, the fixed charge coverage ratio was 3.1x. Debt to gross assets equals total long-term debt and borrowings under the Credit Facility divided by total assets plus accumulated depreciation. The fixed charge coverage ratio equals income from continuing operations before property dispositions, including operating activity from discontinued operations, plus interest expense and depreciation and amortization, divided by interest expense, including capitalized interest, plus distributions on preferred units.

As of December 31, 2012, $302.9 million in mortgage loans and $2,262.5 million in unsecured notes were outstanding with a weighted average interest rate of 5.2%. The interest rates on $2,549.4 million of mortgage loans and unsecured notes are fixed and range from 3.0% to 7.5%. The weighted average remaining term for the mortgage loans and unsecured notes is 6.1 years.

The Company's contractual obligations, as of December 31, 2012, are as follows (in thousands):

	PAYMENTS DUE BY PERIOD				
Contractual Obligations (2)	**TOTAL**	**LESS THAN 1 YEAR**	**1-3 YEARS**	**3-5 YEARS**	**MORE THAN 5 YEARS**
Long-term debt (1)	$3,313,842	$ 125,389	$ 869,983	$ 943,056	$ 1,375,414
Land purchase obligations	33,965	28,421	3,298	410	1,836
Operating lease obligations	6,998	725	598	571	5,104
Share of debt of unconsolidated joint ventures (1)	363,756	20,477	135,130	96,959	111,190
Tenant contractual obligations	27,254	22,093	1,472	2,818	871
Share of tenant contractual obligations of unconsolidated joint ventures	1,574	1,574	—	—	—
Letter of credit	4,864	4,680	184	—	—
Share of letter of credit of unconsolidated joint ventures	1,250	1,250	—	—	—
Land improvement commitments	4,515	4,515	—	—	—
Development in progress	59,479	59,301	178	—	—
Development commitment	54,600	36,400	18,200	—	—
Total	$3,872,097	$ 304,825	$ 1,029,043	$ 1,043,814	$ 1,494,415

(1) Includes principal and interest payments. Interest payments assume Credit Facility borrowings and interest rates remain at the December 31, 2012 level until maturity.

(2) The Company is committed to develop approximately 500,000 square feet of buildings at the Navy Yard Corporate Center in Philadelphia from 2013 through 2019.

General

The Company believes that its existing sources of capital will provide sufficient funds to finance its continued development and acquisition activities. The Company's existing sources of capital include the public debt and equity markets, proceeds from secured financing of properties, proceeds from property dispositions, equity capital from joint venture partners and net cash provided by operating activities. Additionally, the Company expects to incur variable rate debt, including borrowings under the Credit Facility, from time to time.

In April 2010, the Company repaid $119.3 million of mortgage loans. The weighted average interest rate of these loans as of March 31, 2010 was 7.3%.

In August 2010, the Company repaid $169.7 million of 8.50% senior notes due August 2010.

In September 2010, the Company issued $350 million of ten-year, 4.75% senior notes. The net proceeds from this issuance were used to repay borrowings under the Credit Facility and for general corporate purposes.

In March 2011, the Company used proceeds from the Credit Facility together with available cash on hand to repay $246.5 million principal value of 7.25% senior notes.

In February 2012, the Company closed on a mortgage with $45.0 million of available funds bearing interest at 4.84%. As of December 31, 2012, there was $34.6 million outstanding on this loan. The net proceeds from this mortgage were used for construction costs on a property under development.

In June 2012, the Company issued $400 million of 4.125% senior unsecured notes due 2022. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

In August 2012, the Company used proceeds from its unsecured credit facility together with available cash on hand to repay $230.1 million of 10-year, 6.375% senior unsecured notes due August 2012.

In December 2012, the Company issued $300 million of 3.375% senior unsecured notes due 2023. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

The Company's annual Common Share dividend paid was $1.90 per share in 2012, 2011 and 2010.

The Company has an effective S-3 shelf registration statement on file with the SEC pursuant to which the Trust and the Operating Partnership may issue an unlimited amount of equity securities and debt securities.

Off-Balance Sheet Arrangements

As of December 31, 2012, the Company had investments in and advances to unconsolidated joint ventures totaling $169.0 million (see Note 8 to the Company's Consolidated Financial Statements included in this report).

Calculation of Funds from Operations

The National Association of Real Estate Investment Trusts ("NAREIT") has issued a standard definition for Funds from operations (as defined below). The SEC has agreed to the disclosure of this non-GAAP financial measure on a per share basis in its Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. The Company believes that the calculation of Funds from operations is helpful to investors and management as it is a measure of the Company's operating performance that excludes depreciation and amortization and gains and losses from operating property dispositions. As a result, year over year comparison of Funds from operations reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, providing perspective not immediately apparent from net income. In addition, management believes that Funds from operations provides useful information to the investment community about the Company's financial performance when compared to other REITs since Funds from operations is generally recognized as the standard for reporting the operating performance of a REIT. Funds from operations available to common shareholders is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations available to common shareholders does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations available to common shareholders also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Historically the Company included impairment charges in this computation. However, excluding impairment charges from the computation of Funds from operations is consistent with NAREIT's reaffirmation in November 2011 of its July 2000 guidance on NAREIT-defined Funds from Operations, which indicated that impairment write-downs of depreciable real estate should be excluded in the computation of Funds from operations. Accordingly, Funds from operations have been restated for prior periods.

Funds from operations ("FFO") available to common shareholders for the year ended December 31, 2012, 2011, and 2010 are as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Reconciliation of net income to FFO - basic:			
Net income available to common shareholders	$137,436	$183,999	$127,762
Basic - income available to common shareholders	137,436	183,999	127,762
Basic - income available to common shareholders per weighted average share	*$ 1.18*	*$ 1.60*	*$ 1.13*
Adjustments:			
Depreciation and amortization of unconsolidated joint ventures	14,152	14,452	14,927
Depreciation and amortization	164,615	168,435	171,682
Gain on property dispositions	(7,589)	(61,198)	(6,669)
Noncontrolling interest share in addback for depreciation and amortization and gain on property dispositions	(5,286)	(3,926)	(6,009)
Funds from operations available to common shareholders – basic	$303,328	$301,762	$301,693
Basic Funds from operations available to common shareholders per weighted average share	*$ 2.60*	*$ 2.63*	*$ 2.67*
Reconciliation of net income to FFO - diluted:			
Net income available to common shareholders	$137,436	$183,999	$127,762
Diluted - income available to common shareholders	137,436	183,999	127,762
Diluted - income available to common shareholders per weighted average share	*$ 1.17*	*$ 1.59*	*$ 1.12*
Adjustments:			
Depreciation and amortization of unconsolidated joint ventures	14,152	14,452	14,927
Depreciation and amortization	164,615	168,435	171,682
Gain on property dispositions	(7,589)	(61,198)	(6,669)
Noncontrolling interest less preferred share distributions	4,378	6,153	4,436
Funds from operations available to common shareholders - diluted	$312,992	$311,841	$312,138
Diluted Funds from operations available to common shareholders per weighted average share	*$ 2.58*	*$ 2.61*	*$ 2.66*
Reconciliation of weighted average shares:			
Weighted average common shares - all basic calculations	116,863	114,755	112,924
Dilutive shares for long term compensation plans	831	748	682
Diluted shares for net income calculations	117,694	115,503	113,606
Weighted average common units	3,760	3,869	3,947
Diluted shares for Funds from operations calculations	121,454	119,372	117,553

Inflation

Inflation has remained relatively low in recent years, and as a result, it has not had a significant impact on the Company during this period. To the extent an increase in inflation would result in increased operating costs, such as insurance, real estate taxes and utilities, the majority of the tenants' leases require the tenants to absorb these costs as part of their rental obligations. In addition, inflation also may have the effect of increasing market rental rates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's risk management includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued interest, dividends and distributions payable and other liabilities are reasonable estimates of fair value because of the short-term nature of these instruments. The fair value of the Company's long-term debt, which is based on estimates by management and on rates quoted on December 31, 2012 for comparable loans, is greater than the aggregate carrying value by approximately $335.1 million at December 31, 2012.

The Company's primary market risk exposure is to changes in interest rates. The Company is exposed to market risk related to its Credit Facility and certain other indebtedness as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The Company also uses long-term and medium-term debt as a source of capital. These debt instruments are typically issued at fixed interest rates. When these debt instruments mature, the Company typically refinances such debt at then-existing market interest rates which may be more or less than the interest rates on the maturing debt. In addition, the Company may attempt to reduce interest rate risk associated with a forecasted issuance of new debt. In order to reduce interest rate risk associated with these transactions, the Company occasionally enters into interest rate protection agreements.

If the interest rates for variable rate debt were 100 basis points higher or lower during 2012, the Company's interest expense would have increased or decreased by $1.4 million. If the interest rate for the fixed rate debt maturing in 2013 was 100 basis points higher or lower than its current rate of 5.60%, the Company's interest expense would have increased or decreased by $36,000.

The sensitivity analysis above assumes no changes in the Company's financial structure. It also does not consider future fluctuations in interest rates or the specific actions that might be taken by management to mitigate the impact of such fluctuations.

The Company is also exposed to currency risk on its net investment in the United Kingdom. The Company does not believe that this currency risk exposure is material to its financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and financial statement schedule of Liberty Property Trust and Liberty Property Operating Partnership, L.P. and the reports thereon of Ernst & Young LLP, an independent registered public accounting firm, with respect thereto are filed as part of this Annual Report on Form 10-K.

Management's Annual Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a - 15 (f) and 15d - 15(f). The Trust's internal control system was designed to provide reasonable assurance to the Trust's management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Trust's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Based on our assessment we believe that, as of December 31, 2012, the Trust's internal control over financial reporting is effective based on those criteria.

The Trust's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Trust's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Liberty Property Trust

We have audited Liberty Property Trust's (the "Trust") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liberty Property Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012 of Liberty Property Trust and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Liberty Property Trust

We have audited the accompanying consolidated balance sheets of Liberty Property Trust (the "Trust") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Property Trust at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Property Trust's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

Management's Annual Report on Internal Control Over Financial Reporting

The Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15(f). The Operating Partnership's internal control system was designed to provide reasonable assurance to the Operating Partnership's management regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on our assessment we believe that, as of December 31, 2012, the Operating Partnership's internal control over financial reporting is effective based on those criteria.

The Operating Partnership's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Operating Partnership's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The Partners of Liberty Property Limited Partnership

We have audited Liberty Property Limited Partnership's (the "Operating Partnership") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liberty Property Limited Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, owners' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Liberty Property Limited Partnership and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

Report of Independent Registered Public Accounting Firm

The Partners of Liberty Property Limited Partnership

We have audited the accompanying consolidated balance sheets of Liberty Property Limited Partnership (the "Operating Partnership") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, owners' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Property Limited Partnership at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Property Limited Partnership's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

CONSOLIDATED BALANCE SHEETS OF LIBERTY PROPERTY TRUST
(In thousands, except share and unit amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate:		
Land and land improvements	$ 900,501	$ 852,785
Building and improvements	4,353,433	4,092,056
Less accumulated depreciation	(1,170,030)	(1,047,336)
Operating real estate	4,083,904	3,897,505
Development in progress	248,602	88,848
Land held for development	258,324	219,375
Net real estate	4,590,830	4,205,728
Cash and cash equivalents	38,356	18,204
Restricted cash	33,147	63,659
Accounts receivable	8,988	8,192
Deferred rent receivable	108,628	102,613
Deferred financing and leasing costs, net	141,245	129,614
Investments in and advances to unconsolidated joint ventures	169,021	174,687
Assets held for sale	—	210,790
Prepaid expenses and other assets	87,756	76,186
Total assets	$ 5,177,971	$ 4,989,673
LIABILITIES		
Mortgage loans	$ 302,855	$ 290,819
Unsecured notes	2,262,543	1,792,643
Credit facility	92,000	139,400
Accounts payable	31,058	23,418
Accrued interest	20,164	24,147
Dividend and distributions payable	58,038	56,958
Other liabilities	185,956	194,995
Total liabilities	2,952,614	2,522,380
Noncontrolling interest - operating partnership - 301,483 preferred units outstanding as of December 31, 2012 and December 31, 2011	7,537	7,537
EQUITY		
Liberty Property Trust shareholders' equity		
Common shares of beneficial interest, $.001 par value, 183,987,000 shares authorized; 119,720,776 (includes 1,249,909 in treasury) and 117,352,353 (includes 1,249,909 in treasury) shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	119	117
Additional paid-in capital	2,687,701	2,617,355
Accumulated other comprehensive income (loss)	2,900	(429)
Distributions in excess of net income	(547,757)	(461,498)
Common shares in treasury, at cost, 1,249,909 shares as of December 31, 2012 and 2011	(51,951)	(51,951)
Total Liberty Property Trust shareholders' equity	2,091,012	2,103,594
Noncontrolling interest – operating partnership		
3,713,851 and 3,808,746 common units outstanding as of December 31, 2012 and December 31, 2011, respectively	60,223	64,428
1,290,000 and 9,740,000 preferred units outstanding as of December 31, 2012 and December 31, 2011, respectively	63,264	287,959
Noncontrolling interest – consolidated joint ventures	3,321	3,775
Total equity	2,217,820	2,459,756
Total liabilities, noncontrolling interest - operating partnership and equity	$ 5,177,971	$ 4,989,673

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF LIBERTY PROPERTY TRUST
(In thousands, except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
OPERATING REVENUE			
Rental	$ 478,835	$ 464,053	$ 459,940
Operating expense reimbursement	206,717	199,188	192,069
Total operating revenue	685,552	663,241	652,009
OPERATING EXPENSE			
Rental property	133,630	125,761	126,423
Real estate taxes	79,859	76,982	74,772
General and administrative	64,730	59,367	52,747
Depreciation and amortization	165,628	156,242	149,457
Total operating expenses	443,847	418,352	403,399
Operating income	241,705	244,889	248,610
OTHER INCOME (EXPENSE)			
Interest and other income	9,289	8,389	9,683
Interest expense	(119,630)	(120,718)	(132,951)
Total other income (expense)	(110,341)	(112,329)	(123,268)
Income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures	131,364	132,560	125,342
Gain on property dispositions	4,123	5,025	4,238
Income taxes	(976)	(1,020)	(1,736)
Equity in (loss) earnings of unconsolidated joint ventures	(681)	3,496	2,296
Income from continuing operations	133,830	140,061	130,140
Discontinued operations (including net gain on property dispositions of $11,383, $60,582 and $6,857 for the years ended December 31, 2012, 2011 and 2010, respectively)	13,921	70,649	23,235
Net income	147,751	210,710	153,375
Noncontrolling interest – operating partnership	(10,590)	(27,222)	(25,448)
Noncontrolling interest – consolidated joint ventures	275	511	(165)
Net income available to common shareholders	$ 137,436	$ 183,999	$ 127,762
Net income	$ 147,751	$ 210,710	$ 153,375
Other comprehensive income (loss) - foreign currency translation	3,436	(280)	(2,582)
Comprehensive income	151,187	210,430	150,793
Less: comprehensive income attributable to noncontrolling interest	(10,422)	(26,706)	(25,525)
Comprehensive income attributable to common shareholders	$ 140,765	$ 183,724	$ 125,268
Earnings per common share			
Basic:			
Income from continuing operations	$ 1.06	$ 1.00	$ 0.92
Income from discontinued operations	0.12	0.60	0.21
Income per common share – basic	$ 1.18	$ 1.60	$ 1.13
Diluted:			
Income from continuing operations	$ 1.06	$ 1.00	$ 0.91
Income from discontinued operations	0.11	0.59	0.21
Income per common share – diluted	$ 1.17	$ 1.59	$ 1.12
Weighted average number of common shares outstanding			
Basic	116,863	114,755	112,924
Diluted	117,694	115,503	113,606
Amounts attributable to common shareholders			
Income from continuing operations	$ 123,945	$ 115,653	$ 104,522
Discontinued operations	13,491	68,346	23,240
Net income available to common shareholders	$ 137,436	$ 183,999	$ 127,762

See accompanying notes.

CONSOLIDATED STATEMENTS OF EQUITY OF LIBERTY PROPERTY TRUST
(In thousands, except share amounts)

	NUMBER OF COMMON SHARES	COMMON SHARES OF BENEFICIAL INTEREST	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DISTRIBUTIONS IN EXCESS OF NET INCOME	COMMON SHARES HELD IN TREASURY	TOTAL LIBERTY PROPERTY TRUST SHAREHOLDERS' EQUITY	NONCONTROLL-ING INTEREST - OPERATING PARTNERSHIP-COMMON	NONCONTROLL-ING INTEREST - OPERATING PARTNERSHIP – PREFERRED	NONCONTROLL-ING INTEREST - CONSOLIDATED JOINT VENTURES	TOTAL EQUITY
Balance at January 1, 2010	113,875,211	$ 114	$ 2,509,704	$ 2,339	$ (337,911)	$ (51,951)	$ 2,122,295	$ 72,294	$ 287,959	$ 621	$ 2,483,169
Net proceeds from the issuance of common shares	1,572,776	2	37,414	—	—	—	37,416	—	—	—	37,416
Net income		—	—	—	127,762	—	127,762	4,436	21,012	165	153,375
Distributions		—	—	—	(215,868)	—	(215,868)	(7,541)	(21,012)	—	(244,421)
Noncash compensation		—	11,595	—	—	—	11,595	—	—	—	11,595
Foreign currency translation adjustment		—	—	(2,494)	—	—	(2,494)	(88)	—	—	(2,582)
Redemption of noncontrolling interests – common units	82,621	—	1,480	—	—	—	1,480	(1,480)	—	—	—
Balance at December 31, 2010	115,530,608	116	2,560,193	(155)	(426,017)	(51,951)	2,082,186	67,621	287,959	786	2,438,552
Net proceeds from the issuance of common shares	1,701,758	1	44,547	—	—	—	44,548	—	—	—	44,548
Net income		—	—	—	183,999	—	183,999	6,153	21,069	(511)	210,710
Contributions		—	—	—	—	—	—	—	—	3,500	3,500
Distributions		—	—	—	(219,480)	—	(219,480)	(7,280)	(21,069)	—	(247,829)
Noncash compensation		—	10,555	—	—	—	10,555	—	—	—	10,555
Foreign currency translation adjustment		—	—	(274)	—	—	(274)	(6)	—	—	(280)
Redemption of noncontrolling interests – common units	119,987	—	2,060	—	—	—	2,060	(2,060)	—	—	—
Balance at December 31, 2011	117,352,353	117	2,617,355	(429)	(461,498)	(51,951)	2,103,594	64,428	287,959	3,775	2,459,756
Net proceeds from the issuance of common shares	2,273,528	2	58,708	—	—	—	58,710	—	—	—	58,710
Net income		—	—	—	137,436	—	137,436	4,378	6,212	(275)	147,751
Distributions		—	—	—	(223,695)	—	(223,695)	(7,109)	(9,902)	(179)	(240,885)
Noncash compensation		—	10,057	—	—	—	10,057	—	—	—	10,057
Foreign currency translation adjustment		—	—	3,329	—	—	3,329	107	—	—	3,436
Redemption of noncontrolling interests – common units	94,895	—	1,581	—	—	—	1,581	(1,581)	—	—	—
Redemption of noncontrolling interest - preferred units		—	—	—	—	—	—	—	(224,694)	—	(224,694)
Excess of preferred unit carrying amount over redemption		—	—	—	—	—	—	—	3,689	—	3,689
Balance at December 31, 2012	119,720,776	$ 119	$ 2,687,701	$ 2,900	$ (547,757)	$ (51,951)	$ 2,091,012	$ 60,223	$ 63,264	$ 3,321	$ 2,217,820

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS OF LIBERTY PROPERTY TRUST
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 147,751	$ 210,710	$ 153,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	167,421	171,714	174,013
Amortization of deferred financing costs	4,682	5,190	6,339
Equity in loss (earnings) of unconsolidated joint ventures	681	(3,496)	(2,296)
Distributions from unconsolidated joint ventures	624	551	657
Gain on property dispositions	(15,506)	(65,607)	(11,095)
Noncash compensation	10,057	10,555	11,595
Changes in operating assets and liabilities:			
Restricted cash	30,713	(14,114)	(7,294)
Accounts receivable	(799)	(1,320)	(850)
Deferred rent receivable	(6,363)	(6,566)	(13,581)
Prepaid expenses and other assets	(10,871)	6,027	(7,597)
Accounts payable	7,641	(229)	(7,399)
Accrued interest	(3,983)	(5,674)	(1,430)
Other liabilities	(14,882)	9,983	(2,173)
Net cash provided by operating activities	317,166	317,724	292,264
INVESTING ACTIVITIES			
Investment in properties – acquisitions	(211,894)	(233,568)	(43,505)
Investment in properties – other	(49,682)	(75,834)	(75,857)
Investments in and advances to unconsolidated joint ventures	(1,461)	(11,195)	(1,870)
Distributions from unconsolidated joint ventures	6,009	11,364	6,776
Net proceeds from disposition of properties/land	234,686	390,754	35,934
Net (advances on) proceeds from public reimbursement receivable/escrow	(986)	(10,237)	18,917
Investment in development in progress	(199,384)	(48,628)	(7,481)
Investment in land held for development	(67,513)	(52,868)	(6,086)
Investment in deferred leasing costs	(22,444)	(26,011)	(30,289)
Net cash used in investing activities	(312,669)	(56,223)	(103,461)
FINANCING ACTIVITIES			
Net proceeds from issuance of common shares	58,710	44,552	37,434
Redemption of preferred units	(221,000)	(9,060)	—
Proceeds from unsecured notes	700,000	—	366,000
Repayments of unsecured notes	(230,100)	(246,500)	(169,739)
Proceeds from mortgage loans	34,599	—	743
Repayments of mortgage loans	(35,099)	(29,860)	(156,890)
Proceeds from credit facility	839,250	650,500	338,500
Repayments on credit facility	(886,650)	(511,100)	(478,500)
Increase in deferred financing costs	(7,206)	(3,023)	(9,697)
Distribution paid on common shares	(222,573)	(218,613)	(215,083)
Distribution paid on units	(17,241)	(28,409)	(28,610)
Net cash provided by (used in) financing activities	12,690	(351,513)	(315,842)
Net increase (decrease) in cash and cash equivalents	17,187	(90,012)	(127,039)
Increase (decrease) in cash and cash equivalents related to foreign currency translation	2,965	(193)	(1,998)
Cash and cash equivalents at beginning of year	18,204	108,409	237,446
Cash and cash equivalents at end of year	$ 38,356	$ 18,204	$ 108,409

See accompanying notes.

CONSOLIDATED BALANCE SHEETS OF LIBERTY PROPERTY LIMITED PARTNERSHIP
(In thousands, except unit amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate:		
Land and land improvements	$ 900,501	$ 852,785
Building and improvements	4,353,433	4,092,056
Less accumulated depreciation	(1,170,030)	(1,047,336)
Operating real estate	4,083,904	3,897,505
Development in progress	248,602	88,848
Land held for development	258,324	219,375
Net real estate	4,590,830	4,205,728
Cash and cash equivalents	38,356	18,204
Restricted cash	33,147	63,659
Accounts receivable	8,988	8,192
Deferred rent receivable	108,628	102,613
Deferred financing and leasing costs, net	141,245	129,614
Investments in and advances to unconsolidated joint ventures	169,021	174,687
Assets held for sale	—	210,790
Prepaid expenses and other assets	87,756	76,186
Total assets	$ 5,177,971	$ 4,989,673
LIABILITIES		
Mortgage loans	$ 302,855	$ 290,819
Unsecured notes	2,262,543	1,792,643
Credit facility	92,000	139,400
Accounts payable	31,058	23,418
Accrued interest	20,164	24,147
Distributions payable	58,038	56,958
Other liabilities	185,956	194,995
Total liabilities	2,952,614	2,522,380
Limited partners' equity - 301,483 preferred units outstanding as of December 31, 2012 and December 31, 2011	7,537	7,537
OWNERS' EQUITY		
General partner's equity - 118,470,867 (net of 1,249,909 treasury units) and 116,102,444 (net of 1,249,909 treasury units) common units outstanding as of December 31, 2012 and December 31, 2011, respectively	2,091,012	2,103,594
Limited partners' equity – 3,713,851 and 3,808,746 common units outstanding as of December 31, 2012 and December 31, 2011, respectively	60,223	64,428
Limited partners' equity – 1,290,000 and 9,740,000 preferred units outstanding as of December 31, 2012 and December 31, 2011, respectively	63,264	287,959
Noncontrolling interest – consolidated joint ventures	3,321	3,775
Total owners' equity	2,217,820	2,459,756
Total liabilities, limited partners' equity and owners' equity	$ 5,177,971	$ 4,989,673

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF LIBERTY PROPERTY LIMITED PARTNERSHIP

(In thousands, except per unit amounts)

	Year Ended December 31,		
	2012	2011	2010
OPERATING REVENUE			
Rental	$ 478,835	$ 464,053	$ 459,940
Operating expense reimbursement	206,717	199,188	192,069
Total operating revenue	685,552	663,241	652,009
OPERATING EXPENSE			
Rental property	133,630	125,761	126,423
Real estate taxes	79,859	76,982	74,772
General and administrative	64,730	59,367	52,747
Depreciation and amortization	165,628	156,242	149,457
Total operating expenses	443,847	418,352	403,399
Operating income	241,705	244,889	248,610
OTHER INCOME (EXPENSE)			
Interest and other income	9,289	8,389	9,683
Interest expense	(119,630)	(120,718)	(132,951)
Total other income (expense)	(110,341)	(112,329)	(123,268)
Income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures	131,364	132,560	125,342
Gain on property dispositions	4,123	5,025	4,238
Income taxes	(976)	(1,020)	(1,736)
Equity in (loss) earnings of unconsolidated joint ventures	(681)	3,496	2,296
Income from continuing operations	133,830	140,061	130,140
Discontinued operations (including net gain on property dispositions of $11,383, $60,582 and $6,857 for the years ended December 31, 2012, 2011 and 2010, respectively)	13,921	70,649	23,235
Net income	147,751	210,710	153,375
Noncontrolling interest – consolidated joint ventures	275	511	(165)
Preferred unit distributions	(9,902)	(21,069)	(21,012)
Excess of preferred unit carrying amount over redemption	3,689	—	—
Income available to common unitholders	$ 141,813	$ 190,152	$ 132,198
Net income	$ 147,751	$ 210,710	$ 153,375
Other comprehensive income (loss) - foreign currency translation	3,436	(280)	(2,582)
Comprehensive income	$ 151,187	$ 210,430	$ 150,793
Earnings per common unit			
Basic:			
Income from continuing operations	$ 1.06	$ 1.00	$ 0.92
Income from discontinued operations	0.12	0.60	0.21
Income per common unit - basic	$ 1.18	$ 1.60	$ 1.13
Diluted:			
Income from continuing operations	$ 1.06	$ 1.00	$ 0.91
Income from discontinued operations	0.11	0.59	0.21
Income per common unit - diluted	$ 1.17	$ 1.59	$ 1.12
Weighted average number of common units outstanding			
Basic	120,623	118,624	116,871
Diluted	121,454	119,372	117,553
Net income allocated to general partners	$ 137,436	$ 183,999	$ 127,762
Net income allocated to limited partners	10,590	27,222	25,448

See accompanying notes.

CONSOLIDATED STATEMENTS OF OWNERS' EQUITY OF LIBERTY PROPERTY LIMITED PARTNERSHIP
(In thousands, except unit amounts)

	NUMBER OF COMMON UNITS	GENERAL PARTNER'S EQUITY	LIMITED PARTNERS' EQUITY – COMMON UNITS	LIMITED PARTNERS' EQUITY – PREFERRED UNITS	NONCONTROLLING INTEREST – CONSOLIDATED JOINT VENTURES	TOTAL OWNERS' EQUITY
Balance at January 1, 2010	4,011,354	$ 2,122,295	$ 72,294	$ 287,959	$ 621	$ 2,483,169
Contributions from partners		49,011	—	—	—	49,011
Distributions to partners		(215,868)	(7,541)	(21,012)	—	(244,421)
Foreign currency translation adjustment		(2,494)	(88)	—	—	(2,582)
Net income		127,762	4,436	21,012	165	153,375
Redemption of limited partners common units for common shares	(82,621)	1,480	(1,480)	—	—	—
Balance at December 31, 2010	3,928,733	2,082,186	67,621	287,959	786	2,438,552
Contributions from partners		55,103	—	—	—	55,103
Distributions to partners		(219,480)	(7,280)	(21,069)	—	(247,829)
Foreign currency translation adjustment		(274)	(6)	—	—	(280)
Net income		183,999	6,153	21,069	(511)	210,710
Redemption of limited partners common units for common shares	(119,987)	2,060	(2,060)	—	—	—
Contributions by partners		—	—	—	3,500	3,500
Balance at December 31, 2011	3,808,746	2,103,594	64,428	287,959	3,775	2,459,756
Contributions from partners		68,767	—	—	—	68,767
Distributions to partners		(223,695)	(7,109)	(9,902)	(179)	(240,885)
Foreign currency translation adjustment		3,329	107	—	—	3,436
Net income		137,436	4,378	6,212	(275)	147,751
Redemption of limited partners common units for common shares	(94,895)	1,581	(1,581)	—	—	—
Redemption of limited partners' preferred units		—	—	(224,694)	—	(224,694)
Excess of preferred unit carrying amount over redemption		—	—	3,689	—	3,689
Balance at December 31, 2012	3,713,851	$ 2,091,012	$ 60,223	$ 63,264	$ 3,321	$ 2,217,820

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS OF LIBERTY PROPERTY LIMITED PARTNERSHIP
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 147,751	$ 210,710	$ 153,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	167,421	171,714	174,013
Amortization of deferred financing costs	4,682	5,190	6,339
Equity in loss (earnings) of unconsolidated joint ventures	681	(3,496)	(2,296)
Distributions from unconsolidated joint ventures	624	551	657
Gain on property dispositions	(15,506)	(65,607)	(11,095)
Noncash compensation	10,057	10,555	11,595
Changes in operating assets and liabilities:			
Restricted cash	30,713	(14,114)	(7,294)
Accounts receivable	(799)	(1,320)	(850)
Deferred rent receivable	(6,363)	(6,566)	(13,581)
Prepaid expenses and other assets	(10,871)	6,027	(7,597)
Accounts payable	7,641	(229)	(7,399)
Accrued interest	(3,983)	(5,674)	(1,430)
Other liabilities	(14,882)	9,983	(2,173)
Net cash provided by operating activities	317,166	317,724	292,264
INVESTING ACTIVITIES			
Investment in properties – acquisitions	(211,894)	(233,568)	(43,505)
Investment in properties – other	(49,682)	(75,834)	(75,857)
Investments in and advances to unconsolidated joint ventures	(1,461)	(11,195)	(1,870)
Distributions from unconsolidated joint ventures	6,009	11,364	6,776
Net proceeds from disposition of properties/land	234,686	390,754	35,934
Net (advances on) proceeds from public reimbursement receivable/escrow	(986)	(10,237)	18,917
Investment in development in progress	(199,384)	(48,628)	(7,481)
Investment in land held for development	(67,513)	(52,868)	(6,086)
Investment in deferred leasing costs	(22,444)	(26,011)	(30,289)
Net cash used in investing activities	(312,669)	(56,223)	(103,461)
FINANCING ACTIVITIES			
Redemption of preferred units	(221,000)	(9,060)	—
Proceeds from unsecured notes	700,000	—	366,000
Repayments of unsecured notes	(230,100)	(246,500)	(169,739)
Proceeds from mortgage loans	34,599	—	743
Repayments of mortgage loans	(35,099)	(29,860)	(156,890)
Proceeds from credit facility	839,250	650,500	338,500
Repayments on credit facility	(886,650)	(511,100)	(478,500)
Increase in deferred financing costs	(7,206)	(3,023)	(9,697)
Capital contributions	58,710	44,552	37,434
Distributions to partners	(239,814)	(247,022)	(243,693)
Net cash provided by (used in) financing activities	12,690	(351,513)	(315,842)
Net increase (decrease) in cash and cash equivalents	17,187	(90,012)	(127,039)
Increase (decrease) in cash and cash equivalents related to foreign currency translation	2,965	(193)	(1,998)
Cash and cash equivalents at beginning of year	18,204	108,409	237,446
Cash and cash equivalents at end of year	$ 38,356	$ 18,204	$ 108,409

See accompanying notes.

Liberty Property Trust and Liberty Property Limited Partnership
Notes to Consolidated Financial Statements
December 31, 2012

1. ORGANIZATION

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, together with the Trust and their consolidated subsidiaries, the "Company"). The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The Company provides leasing, property management, development, acquisition, and other tenant-related services for a portfolio of industrial and office properties which are located principally within the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States and the United Kingdom. Unless otherwise indicated, the notes to the Consolidated Financial Statements apply to both the Trust and the Operating Partnership. The terms the "Company," "we," "our" and "us" means the Trust and Operating Partnership collectively.

All square footage amounts are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the Trust, the Operating Partnership, wholly owned subsidiaries and those subsidiaries in which the Company owns a majority voting interest with the ability to control operations of the subsidiaries and where no approval, veto or other important rights have been granted to the noncontrolling shareholders. All significant intercompany transactions and accounts have been eliminated.

Reclassifications

Certain amounts from prior years have been reclassified to conform to current-year presentation including reclassifying the accompanying consolidated statements of comprehensive income for discontinued operations.

Real Estate and Depreciation

The properties are recorded at cost and are depreciated using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

Building and improvements	40 years (blended)
Capital improvements	15 - 20 years
Equipment	5 - 10 years
Tenant improvements	Term of the related lease

Expenditures directly related to the acquisition or the improvement of real estate, including interest and other costs capitalized during development, are included in net real estate and are stated at cost. The capitalized costs include pre-construction costs essential to the development of the property, development and construction costs, interest costs, real estate taxes, development-related salaries and other costs incurred during the period of development.

The Company allocates the purchase price of real estate acquired to land, building and improvements and intangibles based on the fair value of each component. Lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Origination values are also assigned to in-place leases, and, where appropriate, value is assigned to customer relationships.

Acquisition-related costs for properties with in-place leases are expensed as incurred. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company considers any renewal options in determining the lease term. To the extent a lease includes a tenant option to renew or extend the duration of the lease at a fixed or determinable rental rate, the Company evaluates whether or not that option represents a bargain renewal option by analyzing if there is reasonable assurance at the acquisition date that the tenant will exercise the option because the rental rate is sufficiently lower than the expected rental rate for equivalent property under similar terms and conditions at the exercise date.

The Company depreciates the amounts allocated to building and improvements over 40 years and the amounts allocated to intangibles relating to in-place leases, which are included in deferred financing and leasing costs and other liabilities in the accompanying consolidated balance sheets, over the remaining term of the related leases. This calculation includes both the remaining noncancelable period and any bargain renewal option periods.

Once a property is designated as held for sale, no further depreciation expense is recorded. Operations for properties identified as held for sale and/or sold where no continuing involvement exists are presented in discontinued operations for all periods presented.

The Company evaluates its real estate investments upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Company estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures using the equity method of accounting as the Company exercises significant influence, but does not control these entities. Under the equity method of accounting, the net equity investment of the Company is reflected in the accompanying consolidated balance sheets and the Company's share of net income from the joint ventures is included in the accompanying consolidated statements of comprehensive income.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. The estimated fair value of the investments is determined using a discounted cash flow model which is a Level 3 valuation under ASC 820, "*Fair Value Measurement*." The Company considers a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, operating costs, capitalization rates, holding periods and discount rates. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized.

During the year ended December 31, 2012, the Company recognized an impairment charge related to the decline in the fair value below the carrying value of one of the Company's investments in unconsolidated joint ventures. The Company considered the decline in fair value below the carrying value of $683,000 to be other-than-temporary. This impairment charge was recognized in the fourth quarter of 2012 and was related to the Company's United Kingdom reportable segment.

No impairment losses on unconsolidated joint ventures were recognized during the years ended December 31, 2011 or 2010.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents.

Restricted Cash

Restricted cash includes tenant security deposits and escrow funds that the Company maintains pursuant to certain mortgage loans. Restricted cash also includes the undistributed proceeds from the sale of residential land in Kent County, United Kingdom.

Accounts Receivable/Deferred Rent Receivable

The Company's accounts receivable are comprised of rents and charges for property operating costs due from tenants. The Company's deferred rent receivable represents the cumulative difference between rent revenue recognized on a straight line basis and contractual payments due under the terms of tenant leases. The Company periodically performs a detailed review of amounts due from tenants to determine if accounts receivable and deferred rent receivable balances are collectible. Based on this review, accounts receivable and deferred rent receivable are reduced by an allowance for doubtful accounts. The Company considers tenant credit quality and payment history and general economic conditions in determining the allowance for doubtful accounts. If the accounts receivable balance or the deferred rent receivable balance is subsequently deemed uncollectible, the receivable and allowance for doubtful account balance are written off.

The allowance for doubtful accounts at December 31, 2012 and 2011 was $7.0 million and $7.5 million, respectively. The Company had bad debt expense of $540,000 and $3.9 million for the years ended December 31, 2012 and 2010, respectively, as well as a net recovery of bad debts of $1.9 million for the year ended December 31, 2011.

Revenues

The Company earns rental income under operating leases with tenants. Rental income is recognized on a straight line basis over the applicable lease term. Operating expense reimbursements consisting of amounts due from tenants for real estate taxes, utilities and other recoverable costs are recognized as revenue in the period in which the corresponding expenses are incurred.

Termination fees (included in rental revenue) are fees that the Company has agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Company recognizes termination fees during the period that landlord services are rendered in accordance with Securities and Exchange Commission Staff Accounting Bulletin 104, "*Revenue Recognition*," after the following conditions are met:

a. the termination agreement is executed,
b. the termination fee is determinable, and
c. collectability of the termination fee is assured.

Deferred Financing and Leasing Costs

Costs incurred in connection with financing or leasing are capitalized and amortized on a straight line basis over the term of the related loan or lease. Deferred financing cost amortization is reported as interest expense. Intangible assets related to acquired in-place leases are amortized over the terms of the related leases. Certain employees of the Company are compensated for leasing services related to the Company's properties. The compensation directly related to these leasing services is capitalized and amortized as a deferred leasing cost.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued interest, dividend and distributions payable and other liabilities are reasonable estimates of fair value because of the short-term nature of these instruments. The carrying value of the Company's credit facility is also a reasonable estimate of fair value because the interest rate floats at a rate based on LIBOR.

The Company used a discounted cash flow model to determine the estimated fair value of its debt as of December 31, 2012. This is a Level 3 fair value calculation. The inputs used in preparing the discounted cash flow model include actual maturity dates and scheduled cash flows as well as estimates for market value discount rates. The Company updates the discounted cash flow model on a quarterly basis to reflect any changes in the Company's debt holdings and changes to discount rate assumptions.

The only significant unobservable input in the discounted cash flow model is the discount rate. For the fair value of the Company's unsecured notes, the Company uses a discount rate based on the indicative new issue pricing provided by lenders. For the Company's mortgage loans, the Company uses an estimate based on its knowledge of the mortgage market. The weighted average discount rate for the combined unsecured notes and mortgage loans used as of December 31, 2012 was approximately 2.87%. An increase in the discount rate used in the discounted cash flow model would result in a decrease to the fair value of the Company's long-term debt. A decrease in the discount rate used in the discounted cash flow model would result in an increase to the fair value of the Company's long-term debt.

The following summarizes the changes in the fair value of the Company's long-term debt from December 31, 2011 to December 31, 2012 (in thousands):

	Carrying Value	Fair Value	Fair Value Above (Below) Carrying Value
Long-term debt at December 31, 2011 (1)	$ 2,083,462	$ 2,215,219	$ 131,757
Payoffs and amortization of long-term debt	(265,200)	(265,200)	
New long-term debt	747,136	747,136	
Changes in fair value assumptions		148,554	148,554
Long-term debt at December 31, 2012 (1)	$ 2,565,398	$ 2,845,709	$ 280,311

(1) Does not include the Company's credit facility.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2012 and December 31, 2011. Although as of the date of this report, management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2012 and current estimates of fair value may differ significantly from the amounts presented herein.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company generally is not subject to federal income taxation at the corporate level to the extent it distributes annually at least 100% of its REIT taxable income, as defined in the Code, to its shareholders and satisfies certain other organizational and operational requirements. The Company has met these requirements and, accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates (including any alternative minimum tax) and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, the Company may be subject to certain state and local income and property taxes, and to federal income and excise taxes on undistributed taxable income.

Several of the Company's subsidiaries are taxable REIT subsidiaries (each a "TRS") and are subject to federal income taxes. In general, a TRS may perform additional services for tenants and generally may engage in real estate or non-real estate businesses that are not permitted REIT activities. The Company is also taxed in certain states, the United Kingdom, and Luxembourg. Accordingly, the Company has recognized federal, state and foreign income taxes in accordance with US GAAP, as applicable.

There are no uncertain tax positions or possibly significant unrecognized tax benefits that are reasonably expected to occur within the next 12 months. The Company's policy is to recognize interest accrued related to unrecognized benefits in interest expense and penalties in other expense. There were no interest or penalties deducted in any of the years ended December 31, 2012, 2011 and 2010 and no interest and penalties accrued at December 31, 2012 or December 31, 2011.

Certain of the Company's taxable REIT subsidiaries had net operating loss carryforwards available of approximately $26.4 million as of December 31, 2012. These carryforwards begin to expire in 2018. The Company has considered estimated future taxable income and has determined that a valuation allowance for the full carrying value of net operating loss carryforwards is appropriate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, certain state and local jurisdictions, the United Kingdom and Luxembourg. With few exceptions, the Company is no longer subject to U.S. federal, state, and local, or United Kingdom and Luxembourg examinations by tax authorities for years before 2007.

The Federal tax cost basis of the real estate was $6.1 billion and $5.8 billion at December 31, 2012 and 2011, respectively.

Share Based Compensation

Share based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees' requisite service period.

Recently Issued Accounting Standards

ASU 2011-05

In June 2011, the FASB issued ASU 2011-05, "*Comprehensive Income (Topic 220), Presentation of Comprehensive Income*" ("ASU 2011-05"), which is intended to lead to converging guidance under US GAAP and IFRS related to presentation of comprehensive income. ASU 2011-05 was effective for the Company beginning January 1, 2012 and the provisions of ASU 2011-05 were adopted retrospectively. In adopting ASU 2011-05, the Company was required to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of ASU 2011-05 did not have a material impact on the Company's financial position or results of operations.

3. INCOME PER COMMON SHARE OF THE TRUST

The following table sets forth the computation of basic and diluted income per common share of the Trust (in thousands except per share amounts):

	2012			2011		
	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share
Basic income from continuing operations						
Income from continuing operations net of noncontrolling interest	$ 123,945	116,863	$ 1.06	$ 115,653	114,755	$ 1.00
Dilutive shares for long-term compensation plans	—	831		—	748	
Diluted income from continuing operations						
Income from continuing operations net of noncontrolling interest	123,945	117,694	$ 1.06	115,653	115,503	$ 1.00
Basic income from discontinued operations						
Discontinued operations net of noncontrolling interest	13,491	116,863	$ 0.12	68,346	114,755	$ 0.60
Dilutive shares for long-term compensation plans	—	831		—	748	
Diluted income from discontinued operations						
Discontinued operations net of noncontrolling interest	13,491	117,694	$ 0.11	68,346	115,503	$ 0.59
Basic income per common share						
Net income available to common shareholders	137,436	116,863	$ 1.18	183,999	114,755	$ 1.60
Dilutive shares for long-term compensation plans	—	831		—	748	
Diluted income per common share						
Net income available to common shareholders	$ 137,436	117,694	$ 1.17	$ 183,999	115,503	$ 1.59

	2010		
	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share
Basic income from continuing operations			
Income from continuing operations net of noncontrolling interest	$ 104,522	112,924	$ 0.92
Dilutive shares for long-term compensation plans	—	682	
Diluted income from continuing operations			
Income from continuing operations net of noncontrolling interest	104,522	113,606	$ 0.91
Basic income from discontinued operations			
Discontinued operations net of noncontrolling interest	23,240	112,924	$ 0.21
Dilutive shares for long-term compensation plans	—	682	
Diluted income from discontinued operations			
Discontinued operations net of noncontrolling interest	23,240	113,606	$ 0.21
Basic income per common share			
Net income available to common shareholders	127,762	112,924	$ 1.13
Dilutive shares for long-term compensation plans	—	682	
Diluted income per common share			
Net income available to common shareholders	$ 127,762	113,606	$ 1.12

Dilutive shares for long-term compensation plans represent the unvested common shares outstanding during the year as well as the dilutive effect of outstanding options. The amounts of anti-dilutive options that were excluded from the computation of diluted income per common share as the exercise price was higher than the average share price of the Company in 2012, 2011 and 2010 were 905,000, 1,685,000 and 1,433,000, respectively.

During the years ended December 31, 2012, 2011 and 2010, 841,000, 256,000 and 315,000 common shares, respectively, were issued upon the exercise of options.

During the years ended December 31, 2012, 2011 and 2010, individuals acquired 94,895, 119,987 and 82,621 common shares, respectively, in exchange for the same number of common units. These individuals acquired these common units in connection with their contributions to the Operating Partnership of certain assets in prior years. The exchange of common shares for the common units is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

During the years ended December 31, 2012, 2011 and 2010, distributions per common share were $1.90 for each period.

4. INCOME PER COMMON UNIT OF THE OPERATING PARTNERSHIP

The following table sets forth the computation of basic and diluted income per common unit of the Operating Partnership (in thousands, except per unit amounts):

	2012			2011		
	Income (Numerator)	Weighted Average Units (Denominator)	Per Unit	Income (Numerator)	Weighted Average Units (Denominator)	Per Unit
Income from continuing operations net of noncontrolling interest	$ 134,105			$ 140,572		
Less: Preferred unit distributions	(9,902)			(21,069)		
Excess of preferred unit carrying amount over redemption	3,689			—		
Basic income from continuing operations						
Income from continuing operations available to common unitholders	127,892	120,623	$ 1.06	119,503	118,624	$ 1.00
Dilutive units for long-term compensation plans	—	831		—	748	
Diluted income from continuing operations						
Income from continuing operations available to common unitholders	127,892	121,454	$ 1.06	119,503	119,372	$ 1.00
Basic income from discontinued operations						
Discontinued operations	13,921	120,623	$ 0.12	70,649	118,624	$ 0.60
Dilutive units for long-term compensation plans	—	831		—	748	
Diluted income from discontinued operations						
Discontinued operations	13,921	121,454	$ 0.11	70,649	119,372	$ 0.59
Basic income per common unit						
Income available to common unitholders	141,813	120,623	$ 1.18	190,152	118,624	$ 1.60
Dilutive units for long-term compensation plans	—	831		—	748	
Diluted income per common unit						
Income available to common unitholders	$ 141,813	121,454	$ 1.17	$ 190,152	119,372	$ 1.59

	2010		
	Income (Numerator)	Weighted Average Units (Denominator)	Per Unit
Income from continuing operations net of noncontrolling interest	$ 129,975		
Less: Preferred unit distributions	(21,012)		
Excess of preferred unit carrying amount over redemption	—		
Basic income from continuing operations			
Income from continuing operations available to common unitholders	108,963	116,871	$ 0.92
Dilutive units for long-term compensation plans	—	682	
Diluted income from continuing operations			
Income from continuing operations available to common unitholders	108,963	117,553	$ 0.91
Basic income from discontinued operations			
Discontinued operations	23,235	116,871	$ 0.21
Dilutive units for long-term compensation plans	—	682	
Diluted income from discontinued operations			
Discontinued operations	23,235	117,553	$ 0.21
Basic income per common unit			
Income available to common unitholders	132,198	116,871	$ 1.13
Dilutive units for long-term compensation plans	—	682	
Diluted income per common unit			
Income available to common unitholders	$ 132,198	117,553	$ 1.12

Dilutive units for long-term compensation plans represent the unvested common units outstanding during the year as well as the dilutive effect of outstanding options. The amounts of anti-dilutive options that were excluded from the computation of diluted income per common unit as the exercise price was higher than the average unit price of the Company in 2012, 2011 and 2010 were 905,000, 1,685,000 and 1,433,000, respectively.

During the years ended December 31, 2012, 2011 and 2010, 841,000, 256,000 and 315,000 common units, respectively, were issued upon the exercise of options.

During the years ended December 31, 2012, 2011 and 2010, individuals acquired 94,895, 119,987 and 82,621 common shares of the Trust in exchange for the same number of common units of the Operating Partnership. These individuals acquired these common units in connection with their contributions to the Operating Partnership of certain assets in prior years. The exchange of common shares for the common units is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

During the years ended December 31, 2012, 2011 and 2010, distributions per common unit were $1.90 for each period.

5. OTHER COMPREHENSIVE INCOME OF THE TRUST

The functional currency of the Trust's United Kingdom operations is pounds sterling. The Trust translates the financial statements for the United Kingdom operations into US dollars. Gains and losses resulting from this translation are included in accumulated other comprehensive income (loss) as a separate component of shareholders' equity. A proportionate amount of gain or loss is allocated to noncontrolling interest - operating partnership - common units. Accumulated other comprehensive income (loss) consists solely of the foreign currency translation adjustments described above. Upon sale or upon complete or substantially complete liquidation of the Trust's foreign investment, the gain or loss on the sale will include the cumulative translation adjustments that have been previously recorded in accumulated other comprehensive income (loss) and noncontrolling interest - operating partnership - common units.

6. OTHER COMPREHENSIVE INCOME OF THE OPERATING PARTNERSHIP

The functional currency of the Operating Partnership's United Kingdom operations is pounds sterling. The Operating Partnership translates the financial statements for the United Kingdom operations into US dollars. Gains and losses resulting from this translation are included in general partner's equity and limited partners' equity – common units. Upon sale or upon complete or substantially complete liquidation of the Operating Partnership's foreign investment, the gain or loss on the sale will include the cumulative translation adjustments that have been previously recorded in general partner's equity and limited partners' equity – common units.

7. REAL ESTATE

The Company owns and operates industrial and office properties. The carrying value of these properties by type as of December 31, 2012 and 2011 is as follows (in thousands):

	Land And Land Improvements	Building And Improvements	Total	Accumulated Depreciation
2012				
Industrial properties	$445,721	$2,097,334	$2,543,055	$511,259
Office properties	454,780	2,256,099	2,710,879	658,771
2012 Total	$900,501	$4,353,433	$5,253,934	$1,170,030
2011				
Industrial properties	$401,849	$1,878,520	$2,280,369	$453,576
Office properties	450,936	2,213,536	2,664,472	593,760
2011 Total	$852,785	$4,092,056	$4,944,841	$1,047,336

Depreciation expense was $140.6 million in 2012, $144.3 million in 2011 and $147.3 million in 2010.

Information on the operating properties the Company sold during the years ended December 31, 2012 and 2011 is as follows:

2012 Sales

Reportable Segment	Number of Buildings	Leaseable Square Feet	Gross Proceeds (in thousands)
Northeast			
Southeastern PA	3	308,344	$ 23,300
Lehigh/Central PA	1	45,000	2,025
Northeast - Other	8	632,758	49,386
Central	20	996,115	69,861
South	18	1,055,840	83,888
Total	50	3,038,057	$ 228,460

2011 Sales

Reportable Segment	Number of Buildings	Leaseable Square Feet	Gross Proceeds
			(in thousands)
Northeast			
Southeastern PA	1	35,212	$ 3,882
Lehigh/Central PA	32	1,422,501	124,000
Northeast - Other	2	91,698	11,351
Central	6	919,480	71,301
South	21	1,750,489	154,656
Total	62	4,219,380	$ 365,190

8. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

Listed below are the unconsolidated joint ventures in which the Company has a noncontrolling interest. The Company receives fees from these joint ventures for services it provides. These services include property management, leasing, development and administration. These fees are included in interest and other income in the accompanying consolidated statements of comprehensive income. The Company may also receive a promoted interest if certain return thresholds are met.

Liberty Venture I, LP

As of December 31, 2012, the Company had a 25% interest in Liberty Venture I, LP, an entity engaged in the ownership of industrial properties in New Jersey. This joint venture is part of the Company's Northeast-Other reportable segment.

As of December 31, 2012, the joint venture owned 23 industrial properties totaling 3.1 million square feet and 43 acres of developable land.

The Company recognized $619,000, $614,000 and $611,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

Kings Hill Unit Trust

As of December 31, 2012, the Company had a 20% interest in Kings Hill Unit Trust, an entity engaged in the ownership of office and industrial properties in the County of Kent, United Kingdom. This joint venture is part of the Company's United Kingdom reportable segment.

As of December 31, 2012, the joint venture owned five industrial properties and 10 office properties totaling 532,000 square feet.

The Company had notes receivable from Kings Hill Unit Trust for an aggregate of $14.4 million and $13.3 million as of December 31, 2012 and 2011, respectively. The notes receivable bear interest at rates of 2% to 10% and are due in January 2017. These related party receivables are reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets.

The Company had a receivable from Kings Hill Unit Trust for $109,000 and $137,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company had prepaid rent with Kings Hill Unit Trust for $46,000 and $56,000 as of December 31, 2012 and 2011, respectively. This related party asset is reflected in the prepaid expenses and other assets in the Company's consolidated balance sheets.

Income from fees and interest was $333,000, $427,000 and $465,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

The joint venture is in technical, non-monetary default of its mortgage loan. Discussions with the lender regarding remedies are ongoing.

Liberty Illinois, LP

As of December 31, 2012, the Company had a 25% interest in Liberty Illinois, LP, an entity primarily engaged in the ownership of industrial properties in Illinois. This joint venture is part of the Company's Central reportable segment.

As of December 31, 2012, the joint venture owned 15 industrial properties totaling 5.1 million square feet and 335 acres of developable land.

The Company recognized $655,000, $635,000 and $596,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

Blythe Valley JV Sarl

As of December 31, 2012, the Company had a 20% interest in Blythe Valley JV Sarl, an entity engaged in the ownership of office properties in the West Midlands, United Kingdom. This joint venture is part of the Company's United Kingdom reportable segment.

As of December 31, 2012, the joint venture owned 12 office properties totaling 457,000 square feet and 98 acres of developable land.

The Company had a receivable from Blythe Valley JV Sarl for $127,000 and $151,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company recognized $355,000, $335,000 and $316,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012 the joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income.

Liberty Washington, LP

As of December 31, 2012, the Company had a 25% interest in Liberty Washington, LP, an entity engaged in the ownership of office properties in Northern Virginia and Washington, D.C. This joint venture is part of the Company's Metro reportable segment.

As of December 31, 2012, the joint venture owned 25 office properties totaling 2.6 million square feet and six acres of developable land.

The Company had a payable to Liberty Washington, LP for $223,000 as of December 31, 2011. This related party payable is reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets. There was no payable as of December 31, 2012.

The Company had a receivable from Liberty Washington, LP as of both December 31, 2012 and 2011 for $1.2 million. This related party receivable is reflected as prepaid expenses and other assets in the Company's consolidated balance sheets.

The Company recognized $4.5 million, $4.0 million and $4.0 million in interest and fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

Liberty/Commerz 1701 JFK Boulevard, LP

As of December 31, 2012, the Company had a 20% interest in Liberty/Commerz 1701 JFK Boulevard, LP ("Liberty/Commerz"), an entity engaged in the ownership of a 1.25 million square foot office tower in Philadelphia, Pennsylvania. This joint venture is part of the Company's Metro reportable segment.

The Company had a receivable from this joint venture for $266,000 and $2.2 million as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets.

The Company had a receivable from this joint venture for $175,000 as of December 31, 2012. This related party receivable is reflected in prepaid expenses and other assets in the Company's consolidated balance sheets. Additionally, the Company had a receivable from this joint venture for $204,000 and $272,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company recognized $2.2 million, $2.1 million and $2.0 million in fees for services during the years ended December 31, 2012, 2011, and 2010 respectively.

Other Joint Ventures

As of December 31, 2012, the Company had a 50% ownership interest in three additional unconsolidated joint ventures. One of these joint ventures has four operating properties and an investment in land held for development and is part of the Company's South reportable segment. One of these joint ventures has one operating property and an investment in land held for development and is part of the Company's United Kingdom reportable segment. The final joint venture has a leasehold interest and does not operate or own operating properties and is part of the Company's United Kingdom reportable segment. As of December 31, 2012 and 2011, the Company had a $3.0 million note payable due to this joint venture. The note payable is interest free and is due upon written notice from the joint venture.

The Company's share of each of the joint venture's earnings is included in equity in earnings of unconsolidated joint ventures in the accompanying consolidated statements of comprehensive income.

Summary Financial Data

The condensed balance sheets as of December 31, 2012 and 2011 and condensed statements of income for Liberty Venture I, LP, Kings Hill Unit Trust, Liberty Illinois, LP, Blythe Valley JV Sarl, Liberty Washington, LP, Liberty/Commerz and the other unconsolidated joint ventures for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

Condensed Balance Sheets:

	December 31, 2012							
	Liberty Venture I, LP	Kings Hill Unit Trust	Liberty Illinois, LP	Blythe Valley JV Sarl	Liberty Washington, LP	Liberty/ Commerz	Other	Total
Real estate assets	$ 129,296	$ 193,628	$ 259,786	$ 124,204	$ 929,790	$ 494,045	$ 69,680	$ 2,200,429
Accumulated depreciation	(28,849)	(22,666)	(36,978)	(23,764)	(116,072)	(69,572)	(6,853)	(304,754)
Real estate assets, net	100,447	170,962	222,808	100,440	813,718	424,473	62,827	1,895,675
Land held for development	2,760	—	42,734	38,683	2,000	—	23,193	109,370
Other assets	9,845	13,736	14,974	10,934	62,647	50,638	14,294	177,068
Total assets	$ 113,052	$ 184,698	$ 280,516	$ 150,057	$ 878,365	$ 475,111	$100,314	$ 2,182,113
Debt	$ 73,426	$ 117,308	$ 140,400	$ 192,803	$ 341,804	$ 324,000	$ 43,946	$ 1,233,687
Other liabilities	3,754	77,832	7,675	80,326	21,989	9,257	6,173	207,006
Equity	35,872	(10,442)	132,441	(123,072)	514,572	141,854	50,195	741,420
Total liabilities and equity	$ 113,052	$ 184,698	$ 280,516	$ 150,057	$ 878,365	$ 475,111	$100,314	$ 2,182,113
Company's net investment in unconsolidated joint ventures (1)	$ 8,205	$ 10,341	$ 21,331	$ —	$ 76,965	$ 27,305	$ 24,874	$ 169,021

	December 31, 2011							
	Liberty Venture I, LP	Kings Hill Unit Trust	Liberty Illinois, LP	Blythe Valley JV Sarl	Liberty Washington, LP	Liberty/ Commerz	Other	Total
Real estate assets	$ 126,996	$ 183,097	$ 256,441	$ 192,847	$ 917,879	$ 493,737	$ 68,363	$ 2,239,360
Accumulated depreciation	(25,466)	(18,510)	(30,633)	(18,781)	(93,569)	(55,588)	(5,242)	(247,789)
Real estate assets, net	101,530	164,587	225,808	174,066	824,310	438,149	63,121	1,991,571
Land held for development	2,760	—	42,670	36,868	2,000	—	14,929	99,227
Other assets	10,386	11,528	12,667	10,640	58,125	51,043	24,852	179,241
Total assets	$ 114,676	$ 176,115	$ 281,145	$ 221,574	$ 884,435	$ 489,192	$102,902	$ 2,270,039
Debt	$ 74,651	$ 112,835	$ 140,400	$ 184,436	$ 349,234	$ 324,000	$ 44,691	$ 1,230,247
Other liabilities	3,291	71,539	6,683	73,737	23,995	11,069	8,204	198,518
Equity	36,734	(8,259)	134,062	(36,599)	511,206	154,123	50,007	841,274
Total liabilities and equity	$ 114,676	$ 176,115	$ 281,145	$ 221,574	$ 884,435	$ 489,192	$102,902	$ 2,270,039
Company's net investment in unconsolidated joint ventures (1)	$ 8,428	$ 9,634	$ 21,348	$ 3,663	$ 74,893	$ 31,615	$ 25,106	$ 174,687

(1) Differences between the Company's net investment in unconsolidated joint ventures and its underlying equity in the net assets of the venture are primarily a result of impairments related to the Company's investment in unconsolidated joint ventures, the deferral of gains associated with the sales of properties to joint ventures in which the Company retains an ownership interest and loans made to the joint ventures by the Company. These adjustments have resulted in an aggregate difference reducing the Company's investments in unconsolidated joint ventures by $28.5 million and $42.7 million as of December 31, 2012 and 2011, respectively. Differences between historical cost basis and the basis reflected at the joint venture level (other than loans) are typically depreciated over the life of the related asset.

Condensed Statements of Operations:

	Year Ended December 31, 2012							
	Liberty Venture I, LP	Kings Hill Unit Trust	Liberty Illinois, LP	Blythe Valley JV Sarl	Liberty Washington, LP	Liberty/ Commerz	Other	Total
Total revenue	$ 15,328	$ 15,642	$ 22,156	$ 14,278	$ 81,128	$ 62,484	$ 7,481	$218,497
Operating expense	5,277	4,237	8,093	3,921	27,901	22,935	2,392	74,756
	10,051	11,405	14,063	10,357	53,227	39,549	5,089	143,741
Interest	(5,402)	(6,520)	(8,348)	(12,130)	(21,260)	(20,501)	(2,989)	(77,150)
Depreciation and amortization	(3,930)	(3,731)	(7,395)	(4,148)	(28,749)	(15,411)	(1,885)	(65,249)
Other income/(expense)	40	(160)	31	211	149	(80)	21	212
Impairment	—	—	—	(77,026)	—	—	—	(77,026)
Net income (loss)	$ 759	$ 994	$ (1,649)	$ (82,736)	$ 3,367	$ 3,557	$ 236	$ (75,472)
Company's equity in earnings (loss) of unconsolidated joint ventures	$ 306	$ 352	$ 106	$ (5,610)	$ 3,243	$ 1,304	$ (382)	$ (681)

	Year Ended December 31, 2011							
	Liberty Venture I, LP	Kings Hill Unit Trust	Liberty Illinois, LP	Blythe Valley JV Sarl	Liberty Washington, LP	Liberty/ Commerz	Other	Total
Total revenue	$ 17,008	$ 16,389	$ 20,245	$ 13,950	$ 76,811	$ 62,225	$ 7,212	$ 213,840
Operating expense	5,912	3,372	8,055	3,942	27,074	20,575	1,869	70,799
	11,096	13,017	12,190	10,008	49,737	41,650	5,343	143,041
Interest	(5,472)	(5,979)	(8,348)	(14,991)	(22,998)	(20,445)	(3,169)	(81,402)
Depreciation and amortization	(4,088)	(4,219)	(7,342)	(4,951)	(28,618)	(15,494)	(1,793)	(66,505)
Other income/(expense)	985	(511)	(56)	(191)	125	(2,046)	(509)	(2,203)
Gain (loss) on sale	1,515	—	—	(1,605)	—	—	1,253	1,163
Net income (loss)	$ 4,036	$ 2,308	$ (3,556)	$ (11,730)	$ (1,754)	$ 3,665	$ 1,125	$ (5,906)
Company's equity in earnings (loss) of unconsolidated joint ventures	$ 1,212	$ 637	$ (394)	$ (1,898)	$ 1,889	$ 1,314	$ 736	$ 3,496

	Year Ended December 31, 2010							
	Liberty Venture I, LP	Kings Hill Unit Trust	Liberty Illinois, LP	Blythe Valley JV Sarl	Liberty Washington, LP	Liberty/ Commerz	Other	Total
Total revenue	$ 17,089	$ 15,980	$ 20,160	$ 13,270	$ 72,824	$ 61,444	$ 7,276	$ 208,043
Operating expense	7,352	2,471	7,782	3,401	25,614	21,417	1,271	69,308
	9,737	13,509	12,378	9,869	47,210	40,027	6,005	138,735
Interest	(5,879)	(3,078)	(7,966)	(14,783)	(20,486)	(20,445)	(3,485)	(76,122)
Depreciation and amortization	(5,099)	(4,197)	(7,051)	(5,315)	(29,132)	(15,479)	(1,979)	(68,252)
Other income/(expense)	11	(564)	(48)	(289)	165	(781)	20	(1,486)
Net (loss) income	$ (1,230)	$ 5,670	$ (2,687)	$ (10,518)	$ (2,243)	$ 3,322	$ 561	$ (7,125)
Company's equity in (loss) earnings of unconsolidated joint ventures	$ (107)	$ 1,317	$ (174)	$ (1,980)	$ 1,624	$ 1,157	$ 459	$ 2,296

9. DEFERRED FINANCING AND LEASING COSTS

Deferred financing and leasing costs at December 31, 2012 and 2011 are as follows (in thousands):

	December 31,	
	2012	2011
Deferred leasing costs	$ 205,300	$ 185,952
Deferred financing costs	39,942	40,885
In-place lease value and related intangible asset	32,709	26,334
	277,951	253,171
Accumulated amortization	(136,706)	(123,557)
Total	$ 141,245	$ 129,614

10. INDEBTEDNESS

Overview

Indebtedness consists of mortgage loans, unsecured notes, and borrowings under a credit facility. The weighted average interest rates for the years ended December 31, 2012, 2011 and 2010 were 5.3%, 5.8% and 6.2%, respectively. Interest costs during the years ended December 31, 2012, 2011 and 2010 in the amount of $9.9 million, $3.0 million and $929,000, respectively, were capitalized. Cash paid for interest for the years ended December 31, 2012, 2011 and 2010 was $132.2 million, $134.3 million and $145.8 million, respectively.

The Company is subject to financial covenants contained in some of its debt agreements, the most restrictive of which are detailed below under the heading "Credit Facility." As of December 31, 2012, the Company was in compliance with all financial covenants.

The scheduled principal amortization and maturities of the Company's mortgage loans, unsecured notes outstanding and the Credit Facility (as defined below) and the related weighted average interest rates at December 31, 2012 are as follows (in thousands, except percentages):

	Mortgages					
	Principal Amortization	Principal Maturities	Unsecured Notes	Credit Facility	Total	Weighted Average Interest Rate
2013	$ 5,438	$ 4,506	$ —	$ —	$ 9,944	5.59%
2014	6,492	2,696	200,000	—	209,188	5.66%
2015	6,107	44,469	316,000	92,000	458,576	4.35%
2016	4,964	182,318	300,000	—	487,282	6.10%
2017	3,832	2,349	296,543	—	302,724	6.60%
2018	1,821	—	100,000	—	101,821	7.45%
2019	1,811	3,121	—	—	4,932	3.55%
2020	1,749	2,995	350,000	—	354,744	4.74%
2021	1,654	—	—	—	1,654	4.76%
2022 and thereafter	24,586	1,947	700,000	—	726,533	3.84%
	$ 58,454	$ 244,401	$ 2,262,543	$ 92,000	$ 2,657,398	5.06%

Mortgage Loans, Unsecured Notes

Mortgage loans with maturities ranging from 2013 to 2033 are collateralized by and in some instances cross-collateralized by properties with a net book value of $517.9 million as of December 31, 2012.

The interest rates on $2,549.4 million of mortgage loans and unsecured notes are fixed and range from 3.0% to 7.5%. The weighted average remaining term for the mortgage loans and unsecured notes is 6.0 years.

Credit Facility

The Company has maintained an unsecured credit facility throughout 2010, 2011 and 2012. During that period the Company has replaced, restated and amended its credit facility. This activity has resulted in changes to due dates, borrowing costs and covenant calculations. As replaced, restated and amended these credit facilities are referred to below as the "Credit Facility." The interest rate on borrowings under the Credit Facility fluctuates based upon ratings from Moody's Investors Service, Inc., Standard and Poor's Ratings Group and Fitch, Inc. Based on the Company's present ratings, borrowings under the Credit Facility are priced at LIBOR plus 107.5 basis points. The Credit Facility expires in November 2015 and has a one-year extension option at the Company's option, subject to the payment of a stated fee. The Credit Facility contains a competitive bid option, whereby participating lenders bid on the interest rate to be charged. This feature is available for up to 50% of the amount of the facility. The interest rate on the $92.0 million of borrowings outstanding as of December 31, 2012 was 1.11%. There is also a 20 basis point annual facility fee on the current borrowing capacity. The Credit Facility contains financial covenants, certain of which are set forth below:

- total debt to total assets may not exceed 0.60:1;
- earnings before interest, taxes, depreciation and amortization to fixed charges may not be less than 1.50:1;
- unsecured debt to unencumbered asset value must equal or be less than 60%; and
- unencumbered net operating income to unsecured interest expense must equal or exceed 200%.

Activity

In February 2012, the Company closed on a mortgage with $45.0 million of available funds bearing interest at 4.84%. As of December 31, 2012, there was $34.6 million outstanding on this loan. The net proceeds from this mortgage were used for construction costs on a property under development.

In June 2012, the Company issued $400 million of 4.125% senior unsecured notes due 2022. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

In August 2012, the Company used proceeds from its unsecured credit facility together with available cash on hand to repay $230.1

million of 10-year, 6.375% senior unsecured notes due August 2012.

In December 2012, the Company issued $300 million of 3.375% senior unsecured notes due 2023. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

During the year ended December 31, 2011, the Company used proceeds from its Credit Facility together with available cash on hand to repay $246.5 million principal value of 7.25% senior notes.

During the year ended December 31, 2010, the Company used available cash and proceeds from its Credit Facility to repay $119.3 million principal value of mortgage loans. The weighted average interest rate of these loans as of March 31, 2010 was 7.3%. The Company incurred a $1.2 million prepayment penalty and wrote off $936,000 in deferred financing costs in conjunction with the prepayment of these loans. These costs are included as interest expense in the accompanying consolidated statements of comprehensive income.

During the year ended December 31, 2010, the Company used proceeds from its Credit Facility to repay $169.7 million principal value of 8.50% senior notes due August 2010.

During the year ended December 31, 2010, the Company issued $350 million of 10-year, 4.75% senior notes. The net proceeds from this issuance were used to repay borrowings under the Company's Credit Facility and for general corporate purposes.

11. LEASING ACTIVITY

Future minimum rental payments due from tenants under noncancelable operating leases as of December 31, 2012 are as follows (in thousands):

2013	$ 484,139
2014	419,214
2015	356,517
2016	290,852
2017	225,650
Thereafter	647,912
TOTAL	$ 2,424,284

In addition to minimum rental payments, most leases require the tenants to pay for their pro rata share of specified operating expenses. These payments are included as operating expense reimbursement in the accompanying consolidated statements of comprehensive income.

12. NONCONTROLLING INTEREST - OPERATING PARTNERSHIP / LIMITED PARTNERS' EQUITY - PREFERRED UNITS

As of December 31, 2012, the Company had outstanding the following cumulative preferred units of the Operating Partnership:

ISSUE	AMOUNT	UNITS	LIQUIDATION PREFERENCE	DIVIDEND RATE
	(in 000's)			
Series I-2	$ 7,537	301	$25	6.25%

The preferred units are callable at the holder's option at any time and are callable at the Operating Partnership's option after a stated period of time for cash. The preferred units are not convertible or exchangeable into any other securities.

In addition to the units listed above, during the year ended December 31, 2011, the Company issued 362,369 Series I-1 preferred units for $9.1 million. These units were redeemed by the holder prior to December 31, 2011.

Preferred distributions related to the Series I units were $471,000 and $57,000 for the years ended December 31, 2012 and December 31, 2011, respectively.

13. SHAREHOLDERS' EQUITY - TRUST

Common Shares

The Company paid to holders of its common shares and holders of its common units distributions of $229.7 million, $226.0 million and $222.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. On a per share basis, the Company paid common share and common unit distributions of $1.90 during each of the years ended December 31, 2012, 2011 and 2010.

The following unaudited table summarizes the taxability of common share distributions (taxability for 2012 is estimated):

	2012	2011	2010
Ordinary dividend	$ 1.5036	$ 1.4300	$ 1.4812
Qualified dividend	—	—	—
Capital gain - 15%	—	0.1708	—
IRC Sec 1250 unrecapture gain - 25%	0.0164	0.2992	0.0128
Return of capital	0.3800	—	0.4060
Total	$ 1.9000	$ 1.9000	$ 1.9000

The Company's tax return for the year ended December 31, 2012 has not been filed. The taxability information presented for the 2012 distributions is based upon the best available data. The Company's prior federal income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations is susceptible to varying interpretations, the taxability of distributions could be changed at a later date upon final determination by taxing authorities.

Common Shares Held in Treasury

The Company has a share repurchase plan under which the Company may purchase up to $100 million of the Company's common shares and preferred shares (as defined below).

The Company purchased no common shares under the share repurchase plan during 2012, 2011 or 2010.

Common units

The common units of the Operating Partnership not held by the Trust outstanding as of December 31, 2012 have the same economic characteristics as common shares of the Trust. The 3,713,851 outstanding common units of the Operating Partnership not held by the Trust share proportionately in the net income or loss and in any distributions of the Operating Partnership. The common units of the Operating Partnership not held by the Trust are redeemable at any time at the option of the holder. The Trust, as the sole general partner of the Operating Partnership, may at its option elect to settle the redemption in cash or through the exchange on a one-for-one basis with unregistered common shares of the Trust. The market value of the 3,713,851 outstanding common units based on the closing price of the common shares of the Company at December 31, 2012 was $132.9 million.

No common units were issued in connection with acquisitions during 2012, 2011 or 2010.

Preferred units

In addition to the preferred units identified above (see Note 12), as of December 31, 2012, the Trust had outstanding the following cumulative redeemable preferred units of the Operating Partnership (the "Equity Preferred Units"):

ISSUE	AMOUNT (in 000's)	UNITS	LIQUIDATION PREFERENCE	DIVIDEND RATE	REDEEMABLE AS OF	EXCHANGEABLE AFTER
Series E	$ 20,000	400	$50	7.00%	6/16/2010	6/16/15 into Series E Cumulative Redeemable Preferred Shares of the Trust
Series F	$ 17,500	350	$50	6.65%	6/30/2010	12/12/15 into Series F Cumulative Redeemable Preferred Shares of the Trust
Series G	$ 27,000	540	$50	6.70%	12/15/2011	12/15/16 into Series G Cumulative Redeemable Preferred Shares of the Trust

The Equity Preferred Units are callable at the Operating Partnership's option after a stated period of time. The Trust as the sole general partner of the Operating Partnership may at its option elect to settle the redemption for cash or through the exchange on a one-for-one basis with unregistered preferred shares of the Trust.

During the year ended December 31, 2012, the Company redeemed $32.5 million of outstanding 6.65% Series F Cumulative Redeemable Preferred Units for $26.0 million. Also, the Company redeemed $95.0 million of outstanding 7.45% Series B Cumulative Redeemable Preferred Units and $100.0 million of outstanding 7.40% Series H Cumulative Redeemable Preferred Units at par. In connection with these redemptions, during the year ended December 31, 2012, the Company recognized a $3.7 million net gain relating to the excess of preferred unit carrying amount over redemption price net of certain costs.

The Company paid the following Equity Preferred Unit distributions for the years ended December 31:

	2012	2011	2010
Distributions (in millions)	$9.9	$21.0	$21.0
Distribution per unit:			
Series B	$0.45	$1.86	$1.86
Series E	$3.50	$3.50	$3.50
Series F	$1.43	$3.33	$3.33
Series G	$3.35	$3.35	$3.35
Series H	$0.77	$1.85	$1.85

As of December 31, 2012, the Company had 14,723,000 authorized but unissued preferred shares.

Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which holders of common shares may elect to automatically reinvest their distributions in additional common shares and may make optional cash payments for additional common shares. The Company may issue additional common shares or repurchase common shares in the open market for purposes of satisfying its obligations under the Dividend Reinvestment and Share Purchase Plan. During the years ended December 31, 2012, 2011, and 2010, 1,037,712, 1,181,776, and 915,363 common shares, respectively, were issued through the Dividend Reinvestment and Share Purchase Plan. The Company used the proceeds to pay down outstanding borrowings under the Company's Credit Facility and for general corporate purposes.

Continuous Equity Offering

The Company has a continuous equity offering program in place for up to $200 million of equity. The Company did not sell any common shares pursuant to a continuous offering program during 2012, 2011 or 2010.

Noncontrolling Interest - Consolidated Joint Ventures

Noncontrolling interest - consolidated joint ventures includes third-party ownership interests in consolidated joint venture investments.

14. OWNERS' EQUITY - OPERATING PARTNERSHIP

Common Units

General and limited partners' equity - common units relates to limited partnership interests of the Operating Partnership issued in connection with the formation of the Operating Partnership and certain subsequent acquisitions. The common units outstanding as of December 31, 2012 have the same economic characteristics as common shares of the Trust. The 3,713,851 outstanding common units are the limited partners' equity - common units held by persons and entities other than the Trust, the general partner of the Operating Partnership, which holds a number of common units equal to the number of outstanding common shares of beneficial interest. Both the common units held by the Trust and the common units held by persons and entities other than the Trust are counted in the weighted average number of common units outstanding during any given period. The 3,713,851 outstanding common units share proportionately in the net income or loss and in any distributions of the Operating Partnership and are exchangeable into the same number of common shares of the Trust. The market value of the 3,713,851 outstanding common units at December 31, 2012 based on the closing price of the common shares of the Company at December 31, 2012 was $132.9 million.

Preferred Units

The following are the Equity Preferred Units of the Operating Partnership:

ISSUE	AMOUNT (in 000's)	UNITS	LIQUIDATION PREFERENCE	DIVIDEND RATE	REDEEMABLE AS OF	EXCHANGEABLE AFTER
Series E	$ 20,000	400	$50	7.00%	6/16/2010	6/16/15 into Series E Cumulative Redeemable Preferred Shares of the Trust
Series F	$ 17,500	350	$50	6.65%	6/30/2010	12/12/15 into Series F Cumulative Redeemable Preferred Shares of the Trust
Series G	$ 27,000	540	$50	6.70%	12/15/2011	12/15/16 into Series G Cumulative Redeemable Preferred Shares of the Trust

The Equity Preferred Units are callable at the Operating Partnership's option after a stated period of time. The Trust as the sole general partner of the Operating Partnership may at its option elect to settle the redemption for cash or through the exchange on a one-for-one basis with unregistered preferred shares of the Trust.

During the year ended December 31, 2012, the Company redeemed $32.5 million of outstanding 6.65% Series F Cumulative Redeemable Preferred Units for $26.0 million. Also, the Company redeemed $95.0 million of outstanding 7.45% Series B Cumulative Redeemable Preferred Units and $100.0 million of outstanding 7.40% Series H Cumulative Redeemable Preferred Units at par. In connection with these redemptions, during the year ended December 31, 2012, the Company recognized a $3.7 million net gain relating to the excess of preferred unit carrying amount over redemption price net of certain costs.

The Operating Partnership paid the following Equity Preferred Unit distributions for the years ended December 31:

	2012	2011	2010
Distributions (in millions)	$9.9	$21.0	$21.0
Distribution per unit:			
Series B	$0.45	$1.86	$1.86
Series E	$3.50	$3.50	$3.50
Series F	$1.43	$3.33	$3.33
Series G	$3.35	$3.35	$3.35
Series H	$0.77	$1.85	$1.85

Continuous Equity Offering

The Company has a continuous equity offering program in place for up to $200 million of equity. The Company did not sell any common shares pursuant to a continuous offering program during 2012, 2011 or 2010.

Noncontrolling Interest - Consolidated Joint Ventures

Noncontrolling interest - consolidated joint ventures includes third-party ownership interests in consolidated joint venture investments.

15. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan for the benefit of its full-time employees. The Company matches the employees' contributions up to 3% of the employees' salary and may also make annual discretionary contributions. Total 401(k) expense recognized by the Company was $865,000, $768,000 and $788,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

16. SHARE BASED COMPENSATION

Compensation Plans

The Company has a share-based compensation plan (the "Plan") which is utilized to compensate key employees, non-employee trustees and consultants. In addition, the Company has a 2008 Long-Term Incentive Plan (the "2008 Plan") which is applicable to the Company's executive officers. Pursuant to both the Plan and the 2008 Plan, grants of stock options, restricted shares and restricted stock units have been made. The Company has authorized the grant of shares and options under the Plan and the 2008 Plan of up to 21.1 million common shares of the Company.

Options

All options granted have 10-year terms and most options vest and are expensed over a 3-year period, with options to purchase up to 20% of the shares exercisable after the first anniversary, up to 50% after the second anniversary and 100% after the third anniversary of the date of grant.

Share based compensation cost related to options for the years ended December 31, 2012, 2011 and 2010 was $1.7 million, $1.7 million and $2.0 million, respectively.

The fair value of share option awards is estimated on the date of the grant using the Black-Scholes option valuation model. The following weighted-average assumptions were utilized in calculating the fair value of options granted during the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	1.1%	2.1%	2.3%
Dividend yield	5.7%	6.1%	7.6%
Historical volatility factor	0.377	0.366	0.357
Weighted-average expected life	5 years	5 years	5 years

The historical volatility factor is based on the Company's historical share prices. The weighted-average expected life is based on the contractual term of the options as well as the historical periods held before exercise.

A summary of the Company's share option activity and related information for the year ended December 31, 2012 follows:

	Options (000s)	Weighted Average Exercise Price
Outstanding January 1, 2012	3,311	$33.37
Granted	257	34.77
Exercised	(841)	27.21
Expired	(65)	31.33
Outstanding December 31, 2012	2,662	$35.50
Exercisable at December 31, 2012	1,974	$36.14

The weighted average fair value of options granted during the years ended December 31, 2012, 2011 and 2010 was $6.55, $6.17 and $5.00, respectively. Exercise prices for options outstanding as of December 31, 2012 ranged from $20.32 to $49.74. The weighted average remaining contractual life of the options outstanding and exercisable at December 31, 2012 was 5.4 years and 4.4 years, respectively.

During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of share options exercised (the difference between the market price at exercise and the price paid by the individual to exercise the option) was $5.9 million, $900,000 and $1.4 million, respectively. As of December 31, 2012, 905,000 of the options outstanding and exercisable had an exercise price higher than the closing price of the Company's common shares and are considered to have no intrinsic value at that date. As of December 31, 2012, 1,069,000 options outstanding and exercisable had an exercise price lower than the closing price of the Company's common shares. The aggregate intrinsic value of these options was $6.5 million at that date. The total cash received from the exercise of options for the years ended December 31, 2012, 2011 and 2010 was $22.9 million, $7.6 million and $8.5 million, respectively. The Company has historically issued new shares to satisfy share option exercises.

As of December 31, 2012, there was $652,000 of unrecognized compensation costs related to nonvested options granted under the Plan. That cost is expected to be recognized over a weighted average period of 0.7 years.

Long Term Incentive Shares ("LTI")

Restricted LTI share grants made under the Plan are valued at the grant date fair value, which is the market price of the underlying common shares, and vest ratably over a 5-year period beginning with the first anniversary of the grant.

During 2012, 2011 and 2010, the Company granted restricted stock units to the executive officers pursuant to the 2008 Plan. For the chief executive officer's 2012 award, a portion of the restricted stock units will vest up to 272% at the end of a 3-year period and a portion of the restricted stock units for the other executives, as well as the chief executive officer's 2010 and 2011 awards, will vest up to 200% at the end of a 3-year period. A portion ("First Portion") of the award vests based on whether the Company's total return exceeds the average total returns of a selected group of peer companies. The grant date fair value of the First Portion was calculated based on a Monte Carlo simulation model and was determined to be 159% of the market value of a common share as of the grant date ("Market Value") for the chief executive officer and 127% of the Market Value for the other executives as of December 31, 2012. Prior to 2012, this calculation was the same for all executives and was 146% and 141% as of December 31 2011 and 2010, respectively, of the Market Value. The First Portion is amortized over the respective 3-year period subject to certain accelerated vesting due to the age and years of service of certain executive officers. Another portion ("Second Portion") of the award vests based on the Company's Funds from operations. Targets are established for each of the 3 years in the relevant award period. Depending on how each year's performance compares to the projected performance for that year, the restricted stock units are deemed earned and will vest at the end of the award period. The fair value of the Second Portion is based on the market value of a common share as of the grant date and is being amortized to expense during the period from grant date to the vesting dates, adjusting for the expected level of vesting that is anticipated to occur at those dates also subject to certain accelerated vesting provisions as described above.

Share-based compensation cost related to restricted LTI share grants for the years ended December 31, 2012, 2011 and 2010 were $8.7 million, $8.2 million and $6.6 million, respectively.

The Company's restricted LTI share activity for the year ended December 31, 2012 is as follows:

	Shares (000s)	Weighted Avg. Grant Date Fair value
Nonvested at January 1, 2012	745	$29.86
Granted	417	34.61
Vested	(312)	23.99
Forfeited	(1)	33.93
Nonvested at December 31, 2012	849	$34.35

The weighted average fair value of restricted shares granted during the years ended December 31, 2012, 2011 and 2010 was $34.61 per share, $33.62 per share and $32.65 per share, respectively. As of December 31, 2012, there was $12.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was $7.5 million, $6.2 million and $3.9 million, respectively.

Bonus Shares

The Plan provides that employees of the Company may elect to receive bonuses or commissions in the form of common shares in lieu of cash ("Bonus Shares"). By making such election, the employee receives shares equal to 120% of the cash value of the bonus or commission, less applicable withholding tax. Bonus Shares issued for the years ended December 31, 2012, 2011 and 2010 were 80,573, 85,471 and 60,238, respectively. Share-based compensation cost related to Bonus Shares for the years ended December 31, 2012, 2011 and 2010 was $2.9 million, $2.8 million and $2.0 million, respectively.

Profit Sharing Plan

The Plan provides that employees of the Company, below the officer level, may receive up to 5% of base pay in the form of cash contributions to an investment account depending on Company performance. Prior to 2011, these contributions were made in Company shares. Shares issued in conjunction with the profit sharing plan for the year ended December 31, 2010 was 17,769 shares. Compensation cost related to the profit sharing plan for the years ended December 31, 2012, 2011 and 2010 was $564,000, $868,000 and $387,000 respectively.

An additional 7,156,179, 7,899,926 and 8,365,493 common shares were reserved for issuance for future grants under the Plan and the 2008 Plan at December 31, 2012, 2011 and 2010, respectively.

Employee Share Purchase Plan

The Company registered 750,000 common shares under the Securities Act of 1933, as amended, in connection with an employee share purchase plan ("ESPP"). The ESPP enables eligible employees to purchase shares of the Company, in amounts up to 10% of the employee's salary, at a 15% discount to fair market value. There were 18,611, 18,818 and 19,043 shares issued, in accordance with the ESPP, during the years ended December 31, 2012, 2011 and 2010, respectively. Share-based compensation cost related to the ESPP for the years ended December 31, 2012, 2011 and 2010 was $99,000, $67,000 and $78,000, respectively.

17. COMMITMENTS AND CONTINGENCIES

Environmental Matters

Substantially all of the Properties and land were subject to Phase I Environmental Assessments and when appropriate Phase II Environmental Assessments (together, the "Environmental Assessments") obtained in contemplation of their acquisition by the Company. The Environmental Assessments did not reveal, nor is the Company aware of, any non-compliance with environmental laws, environmental liability or other environmental claim that the Company believes would likely have a material adverse effect on the Company.

Operating Ground Lease Agreements

Future minimum rental payments under the terms of all non-cancelable operating ground leases under which the Company is the lessee, as of December 31, 2012, were as follows (in thousands):

Year	Amount
2013	$ 163
2014	158
2015	153
2016	153
2017	153
2018 though 2054	5,085
Total	$ 5,865

Operating ground lease expense incurred by the Company during the years December 31, 2012, 2011 and 2010 totaled $162,000, $219,000 and $486,000, respectively.

Legal Matters

From time to time, the Company is a party to a variety of legal proceedings, claims and assessments arising in the normal course of business. The Company believes that as of December 31, 2012 there were no legal proceedings, claims or assessments expected to have a material adverse effect on the Company's business or financial statements.

Other

As of December 31, 2012, the Company had letter of credit obligations of $4.9 million related to development requirements. The Company believes that it is remote that there will be a draw upon these letter of credit obligations.

As of December 31, 2012, the Company had 10 buildings under development. These buildings are expected to contain a total of 3.4 million square feet of leaseable space and represent an anticipated aggregate investment of $315.7 million. At December 31, 2012, Development in Progress totaled $248.6 million. In addition, as of December 31, 2012, the Company invested $7.6 million in deferred leasing costs related to these development buildings. Also, the Company had a signed commitment for a build-to-suit development not yet commenced for $54.6 million.

As of December 31, 2012, the Company was committed to $4.5 million in improvements on certain land parcels.

As of December 31, 2012, the Company was obligated to pay tenants for allowances for tenant improvements not yet completed for a maximum of $27.3 million.

As of December 31, 2012, the Company was committed to $34.0 million in future land purchases.

The Company maintains cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes the risk is not significant.

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of quarterly results of operations for the years ended December 31, 2012 and 2011 follows. Certain amounts have been reclassified to conform to the current presentation of discontinued operations (in thousands, except per share amounts).

	QUARTER ENDED							
	DEC. 31, 2012	SEPT. 30, 2012	JUNE 30, 2012	MAR. 31, 2012	DEC. 31, 2011	SEPT. 30, 2011	JUNE 30, 2011 (2)	MAR. 31, 2011
Operating revenue	$176,227	$171,727	$168,567	$169,031	$168,704	$165,192	$163,948	$165,397
Income from continuing operations	32,178	31,742	34,460	35,450	34,387	35,889	38,987	30,798
Discontinued operations	8,392	(1,845)	3,221	4,153	6,858	5,792	53,854	4,145
Net income	40,570	29,897	37,681	39,603	41,245	41,681	92,841	34,943
Income per common share - basic (1)	0.33	0.24	0.29	0.32	0.30	0.31	0.74	0.25
Income per common share - diluted (1)	0.32	0.24	0.29	0.32	0.30	0.31	0.74	0.25

(1) The sum of quarterly financial data may vary from the annual data due to rounding.
(2) Includes gain on sale included in discontinued operations of $50.2 million.

19. SEGMENT INFORMATION

The Company operates its portfolio of industrial and office properties primarily throughout the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States and the United Kingdom. The Company reviews the performance of the portfolio on a geographical basis. The following are considered the Company's reportable segments.

REGIONS	MARKETS
Northeast	Southeastern PA; Lehigh/Central PA; New Jersey; Maryland
Central	Minnesota; Chicago/Milwaukee; Houston; Arizona
South	Richmond/Hampton Roads; Carolinas; Jacksonville; Orlando; South Florida; Tampa
Metro	Philadelphia; Metro Washington, D.C.
United Kingdom	County of Kent; West Midlands; Cambridge

The Company evaluates the performance of its reportable segments based on net operating income. Net operating income includes operating revenue from external customers, real estate taxes, amortization of lease transaction costs and other operating expenses which relate directly to the management and operation of the assets within each reportable segment.

The Company's accounting policies for the segments are the same as those used in the Company's consolidated financial statements. There are no material inter-segment transactions.

The operating information by reportable segment is as follows (in thousands):

	Year ended December 31, 2012	2011	2010
Operating revenue			
Northeast - Southeastern PA	$ 169,645	$ 174,063	$ 181,412
Northeast - Lehigh / Central PA	96,804	99,311	103,802
Northeast - Other	62,823	70,582	74,660
Central	120,316	126,268	125,501
South	209,656	222,004	232,071
Metro	33,360	28,578	28,617
United Kingdom	4,694	4,408	4,211
Segment-level operating revenue	697,298	725,214	750,274
Reconciliation to total operating revenues			
Discontinued operations	(12,203)	(62,181)	(98,090)
Other	457	208	(175)
Total operating revenue	$ 685,552	$ 663,241	$ 652,009
Net operating income			
Northeast - Southeastern PA	$ 98,729	$ 101,982	$ 108,593
Northeast - Lehigh / Central PA	65,566	64,786	66,632
Northeast - Other	31,711	35,017	37,234
Central	63,765	68,114	70,386
South	126,281	132,703	136,135
Metro	23,435	19,370	20,713
United Kingdom	(257)	(178)	243
Segment-level net operating income	409,230	421,794	439,936
Reconciliation to income from continuing operations			
Interest expense (1)	(123,146)	(131,046)	(149,704)
Depreciation/amortization expense (2)	(104,643)	(106,487)	(109,265)
Gain on property dispositions	4,123	5,025	4,238
Equity in (loss) earnings of unconsolidated joint ventures	(681)	3,496	2,296
General and administrative expense (2)	(40,831)	(36,140)	(32,805)
Discontinued operations excluding gain on property dispositions	(2,538)	(10,067)	(16,378)
Income taxes (2)	(874)	(841)	(1,606)
Other	(6,810)	(5,673)	(6,572)
Income from continuing operations	$ 133,830	$ 140,061	$ 130,140

(1) Includes interest on discontinued operations.
(2) Excludes costs which are included in determining segment-level net operating income.

The Company's operating revenue by product type and by reportable segment for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	Year Ended								
	December 31, 2012			December 31, 2011			December 31, 2010		
	Industrial	Office	Total	Industrial	Office	Total	Industrial	Office	Total
Northeast - Southeastern PA	$ 28,604	$ 141,041	$ 169,645	$ 29,290	$ 144,773	$ 174,063	$ 30,515	$ 150,897	$ 181,412
Northeast - Lehigh / Central PA	94,440	2,364	96,804	93,193	6,118	99,311	91,826	11,976	103,802
Northeast - Other	16,473	46,350	62,823	18,369	52,213	70,582	20,862	53,798	74,660
Central	67,283	53,033	120,316	61,370	64,898	126,268	57,438	68,063	125,501
South	93,346	116,310	209,656	91,439	130,565	222,004	95,123	136,948	232,071
Metro	8,356	25,004	33,360	7,817	20,761	28,578	7,591	21,026	28,617
United Kingdom	1,307	3,387	4,694	1,288	3,120	4,408	1,263	2,948	4,211
	$ 309,809	$ 387,489	697,298	$ 302,766	$ 422,448	725,214	$ 304,618	$ 445,656	750,274
Reconciliation to total operating revenue									
Discontinued operations			(12,203)			(62,181)			(98,090)
Other			457			208			(175)
Total operating revenue			$ 685,552			$ 663,241			$ 652,009

The Company's total assets by reportable segment as of December 31, 2012 and 2011 is as follows (in thousands):

		As of December 31,	
		2012	2011
Total assets			
	Northeast - Southeastern PA	$ 816,437	$ 842,779
	Northeast - Lehigh / Central PA	780,182	716,772
	Northeast - Other	388,446	424,005
	Central	1,073,631	991,776
	South	1,455,805	1,448,849
	Metro	478,835	383,725
	United Kingdom	138,025	144,558
	Other	46,610	37,209
Total assets		$ 5,177,971	$ 4,989,673

The Company's real estate assets by reportable segment as of December 31, 2012 and 2011 is as follows (in thousands):

		As of December 31,	
		2012	2011
Real estate assets			
	Northeast - Southeastern PA	$ 752,423	$ 771,022
	Northeast - Lehigh / Central PA	742,464	677,519
	Northeast - Other	358,957	355,022
	Central	1,002,663	843,844
	South	1,375,498	1,288,907
	Metro	313,964	227,931
	United Kingdom	44,861	41,483
Total real estate assets		$ 4,590,830	$ 4,205,728

The Company incurred the following costs related to its long-lived assets for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Costs incurred on long-lived assets			
Northeast - Southeastern PA	$ 11,577	$ 14,851	$ 9,567
Northeast - Lehigh / Central PA	86,245	66,472	26,139
Northeast - Other	10,943	9,232	11,974
Central	173,142	119,654	28,042
South	129,705	123,833	53,192
Metro	94,295	98,193	428
United Kingdom	6,110	4,838	4,805
Total costs incurred on long-lived assets	$ 512,017	$ 437,073	$ 134,147

20. ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

The operating results and gain on disposition of real estate for properties sold and held for sale are reflected in the consolidated statements of income as discontinued operations. Prior period financial statements have been adjusted for discontinued operations. The proceeds from dispositions of operating properties with no continuing involvement were $228.5 million, $365.2 million and $29.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A summary of the results of operations for the properties held for sale and disposed of through the respective disposition dates is as follows (in thousands):

	For the Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Revenues	$ 12,203	$ 62,181	$ 98,090
Operating expenses	(5,551)	(27,838)	(40,787)
Interest and other income	36	325	370
Interest expense	(3,516)	(10,328)	(16,753)
Depreciation and amortization	(634)	(14,273)	(24,542)
Income before property dispositions	2,538	10,067	16,378
Gain on property dispositions	11,383	60,582	6,857
Net income	$ 13,921	$ 70,649	$ 23,235

Interest expense is allocated to discontinued operations. The allocation of interest expense to discontinued operations was based on the ratio of net assets sold and held for sale to the sum of total net assets plus consolidated debt.

Asset Impairment

During the years ended December 31, 2012, 2011 and 2010, the Company recognized impairment losses of $6.9 million, $7.8 million and $957,000, respectively. The impairment losses are for operating properties or land parcels and were in the reportable segments and for the amounts as indicated below (amounts in thousands):

Reportable Segment	Year Ended December 31, 2012	2011	2010
Southeastern PA	$ 1,699	$ —	$ (52) [(1)]
Lehigh/Central PA	—	—	—
Northeast - Other	29	538	—
Central	566	5,990	511
South	11	1,331	121
Metro	—	(30) [(1)]	377
United Kingdom	4,597	—	—
Total	$ 6,902	$ 7,829	$ 957

(1) Represents recovery of estimated sales costs on properties sold.

For the year ended December 31, 2012, $2.3 million in impairments related to properties sold were included in the caption discontinued operations in the Company's consolidated statements of comprehensive income and $4.6 million in impairment was included in the caption equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income. For the year ended December 31, 2011, $7.9 million in impairments related to properties sold were included in the caption discontinued operations in the Company's consolidated statements of comprehensive income. For the year ended December 31, 2010, $579,000 in impairment related to properties sold was included in the caption discontinued operations in the Company's consolidated statements of comprehensive income and $378,000 in impairment was included in the caption gain on property dispositions in the Company's consolidated statements of comprehensive income. The Company determined these impairments through a comparison of the aggregate future cash flows (including quoted offer prices, a Level 1 input according to the fair value hierarchy established in ASC 820) to be generated by the properties to the carrying value of the properties. The Company has evaluated each of the properties and land held for development and has determined that there are no additional valuation adjustments necessary at December 31, 2012.

21. SUPPLEMENTAL DISCLOSURE TO STATEMENT OF CASH FLOWS

The following are supplemental disclosures to the statements of cash flows for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands):

	2012	2011	2010
Write-off of fully depreciated/amortized property and deferred costs	$ 31,069	$ 16,591	$ 35,658
Write-off of depreciated property and deferred costs due to sale	106,698	110,414	12,715
Write-off of preferred units costs due to redemption	2,806	—	—
Assumption of mortgage loans in connection with the acquisition of properties	(12,537)	—	(2,833)
Equity contribution from consolidated joint venture partner	—	3,500	—
Issuance of preferred units	—	16,597	—

Amounts paid in cash for deferred leasing costs incurred in connection with signed leases with tenants are paid in conjunction with improving (acquiring) property, plant and equipment. Such costs are not contained within net real estate. However, they are integral to the completion of a tenant lease and ultimately are related to the improvement and thus the value of the Company's property, plant and equipment. They are therefore included in investing activities in the Company's consolidated statements of cash flows.

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
1501 Perryman Road	Aberdeen, MD	$ —	$ 5,813,324	$ 18,874,059	$ 4,694,290	$ 5,816,839	$ 23,564,834	$ 29,381,673	$ 3,784,213	2005	5 - 40
200 Boulder Drive	Allentown, PA	—	4,722,683	18,922,645	440,557	4,722,683	19,363,202	24,085,885	4,118,610	2004	5 - 40
250 Boulder Drive	Allentown, PA	—	3,599,936	12,099,145	2,149,322	3,717,733	14,130,670	17,848,403	3,311,315	2004	5 - 40
400 Nestle Way	Allentown, PA		8,065,500	—	27,420,765	8,184,096	27,302,169	35,486,265	12,132,001	1997	5 - 40
650 Boulder Drive	Allentown, PA	— *	5,208,248	—	31,718,180	9,961,788	26,964,640	36,926,428	6,754,934	2002	5 - 40
651 Boulder Drive	Allentown, PA	—	4,308,646	—	17,435,618	4,308,646	17,435,618	21,744,264	5,823,659	2000	5 - 40
700 Nestle Way	Allentown, PA	— *	3,473,120	—	20,110,683	4,174,970	19,408,833	23,583,803	8,225,644	1998	5 - 40
705 Boulder Drive	Allentown, PA	— *	10,594,027	—	28,618,782	10,596,767	28,616,042	39,212,809	7,614,993	2001	5 - 40
7165 Ambassador Drive	Allentown, PA	—	792,999	—	4,533,868	804,848	4,522,019	5,326,867	1,447,189	2002	5 - 40
7248 Industrial Boulevard	Allentown, PA	—	2,670,849	13,307,408	4,423,128	2,670,673	17,730,712	20,401,385	6,688,975	1988	5 - 40
7339 Industrial Boulevard	Allentown, PA	—	1,187,776	—	6,867,470	1,197,447	6,857,799	8,055,246	3,083,115	1996	5 - 40
7437 Industrial Boulevard	Allentown, PA	—	717,488	5,022,413	3,099,066	726,651	8,112,316	8,838,967	4,189,178	1976	5 - 40
794 Roble Road	Allentown, PA	—	1,147,541	6,088,041	1,183,791	1,147,541	7,271,832	8,419,373	3,257,885	1985	5 - 40
8014 Industrial Boulevard	Allentown, PA	— *	4,019,258	—	9,880,091	3,645,117	10,254,232	13,899,349	4,127,812	1999	5 - 40
8150 Industrial Boulevard	Allentown, PA	—	2,564,167	—	8,388,830	2,571,466	8,381,531	10,952,997	2,336,861	2002	5 - 40
8250 Industrial Boulevard	Allentown, PA	— *	1,025,667	—	5,339,263	1,035,854	5,329,076	6,364,930	1,600,657	2002	5 - 40
8400 Industrial Boulevard	Allentown, PA	—	6,725,948	—	27,079,140	7,521,211	26,283,877	33,805,088	4,604,798	2005	5 - 40
6330 Hedgewood Drive	Allentown, PA	—	531,268	—	5,331,744	532,047	5,330,965	5,863,012	3,071,554	1988	5 - 40
6350 Hedgewood Drive	Allentown, PA	—	360,027	—	4,028,297	560,691	3,827,633	4,388,324	2,008,649	1989	5 - 40
6370 Hedgewood Drive	Allentown, PA	—	540,795	—	3,869,825	541,459	3,869,161	4,410,620	1,825,426	1990	5 - 40
6390 Hedgewood Drive	Allentown, PA	—	707,203	—	2,943,701	707,867	2,943,037	3,650,904	1,549,064	1990	5 - 40
6520 Stonegate Drive	Allentown, PA	—	453,315	—	1,693,787	484,361	1,662,741	2,147,102	846,135	1996	5 - 40
6540 Stonegate Drive	Allentown, PA	—	422,042	—	3,967,718	422,730	3,967,030	4,389,760	2,433,957	1988	5 - 40
6560 Stonegate Drive	Allentown, PA	—	458,281	—	2,805,111	458,945	2,804,447	3,263,392	1,773,524	1989	5 - 40
6580 Snowdrift Road	Allentown, PA	—	388,328	—	4,120,963	389,081	4,120,210	4,509,291	2,217,779	1988	5 - 40
7620 Cetronia Road	Allentown, PA	—	1,091,806	3,851,456	258,140	1,093,724	4,107,678	5,201,402	1,798,175	1990	5 - 40
180,190 Cochrane Drive	Annapolis, MD	—	3,670,256	—	23,130,884	3,752,293	23,048,847	26,801,140	12,525,279	1988	5 - 40
4606 Richlynn Drive	Belcamp, MD	—	299,600	1,818,861	712,788	299,600	2,531,649	2,831,249	851,020	1985	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
74 West Broad Street	Bethlehem, PA	—	1,096,127	—	14,202,628	1,099,079	14,199,676	15,298,755	5,396,771	2002	5 - 40
10801 Nesbitt Avenue South	Bloomington, MN	—	784,577	—	5,010,219	786,382	5,008,414	5,794,796	1,159,283	2001	5 - 40
5705 Old Shakopee Road	Bloomington, MN	—	2,113,223	—	5,520,731	2,148,571	5,485,383	7,633,954	1,361,360	2001	5 - 40
5715 Old Shakopee Road West	Bloomington, MN	—	1,263,226	2,360,782	2,012,357	1,264,758	4,371,607	5,636,365	1,304,350	2002	5 - 40
5735 Old Shakopee Road West	Bloomington, MN	—	1,263,226	2,360,782	1,024,178	1,264,758	3,383,428	4,648,186	1,000,156	2002	5 - 40
5775 West Old Shakopee Road	Bloomington, MN	—	2,052,018	3,849,649	1,618,350	2,060,644	5,459,373	7,520,017	1,812,297	2002	5 - 40
6161 Green Valley Drive	Bloomington, MN	—	740,378	3,311,602	2,114,197	709,961	5,456,216	6,166,177	1,659,663	1992	5 - 40
6601-6625 W. 78th Street	Bloomington, MN	—	2,263,060	—	41,238,311	2,310,246	41,191,125	43,501,371	14,157,488	1998	5 - 40
750 Park of Commerce Boulevard	Boca Raton, FL	—	2,430,000	—	22,129,358	2,473,406	22,085,952	24,559,358	2,072,669	2007	5 - 40
777 Yamato Road	Boca Raton, FL	—	4,101,247	16,077,347	6,255,151	4,501,247	21,932,498	26,433,745	8,139,489	1987	5 - 40
951 Broken Sound Parkway	Boca Raton, FL	—	1,426,251	6,098,952	1,868,100	1,426,251	7,967,052	9,393,303	3,335,731	1986	5 - 40
1455 Remington Boulevard	Bolingbrook, IL	—	2,501,294	10,577,814	126,904	2,501,293	10,704,719	13,206,012	10,316	2012	5 - 40
400 Boulder Drive	Breinigsville, PA	—	—	—	13,358,721	2,865,575	10,493,146	13,358,721	2,202,785	2003	5 - 40
8201 Industrial Boulevard	Breinigsville, PA	— *	2,089,719	—	8,328,910	2,222,168	8,196,461	10,418,629	1,418,477	2006	5 - 40
8500 Industrial Bouldvard	Breinigsville, PA	—	8,752,708	—	39,603,301	11,511,499	36,844,510	48,356,009	5,259,513	2007	5 - 40
860 Nestle Way	Breinigsville, PA	—	8,118,881	18,885,486	7,400,855	8,118,881	26,286,341	34,405,222	5,766,054	2004	5 - 40
602 Heron Drive	Bridgeport, NJ	—	524,728	2,240,478	7,650	524,728	2,248,128	2,772,856	828,330	1996	5 - 40
1485 W. Commerce Avenue	Carlisle, PA	—	4,249,868	13,886,039	2,241,826	4,095,262	16,282,471	20,377,733	4,078,698	2004	5 - 40
95 Kriner Road	Chambersburg, PA	—	8,695,501	—	34,926,589	9,407,871	34,214,219	43,622,090	3,467,744	2006	5 - 40
9000 109th Street	Champlin, MN	— *	1,251,043	11,322,978	340,017	1,251,043	11,662,995	12,914,038	500,838	2011	5 - 40
12810 Virkler Drive	Charlotte, NC	—	475,368	2,367,586	701,532	476,262	3,068,224	3,544,486	123,692	2010	5 - 40
2700 Hutchinson McDonald Road	Charlotte, NC	—	912,500	4,669,101	84,818	912,500	4,753,919	5,666,419	171,098	2011	5 - 40
2701 Hutchinson McDonald Road	Charlotte, NC	—	1,275,000	4,575,283	304,544	1,275,000	4,879,827	6,154,827	187,273	2011	5 - 40
2730 Hutchinson McDonald Road	Charlotte, NC	—	1,878,750	9,967,061	165,495	1,878,750	10,132,556	12,011,306	335,000	2011	5 - 40
2801 Hutchinson McDonald Road	Charlotte, NC	—	1,065,000	6,917,382	122,851	1,065,000	7,040,233	8,105,233	237,994	2011	5 - 40
3000 Crosspoint Center Lane	Charlotte, NC	—	1,831,250	10,639,164	334,261	1,831,250	10,973,425	12,804,675	386,970	2011	5 - 40
3005 Crosspoint Center Lane	Charlotte, NC	—	1,990,000	6,461,888	531,728	1,990,000	6,993,616	8,983,616	227,418	2011	5 - 40
4045 Perimeter West Drive	Charlotte, NC	—	1,418,928	6,873,797	632,732	1,418,928	7,506,529	8,925,457	336,446	2011	5 - 40
4047 Perimeter West Drive	Charlotte, NC	—	1,279,004	—	6,294,688	1,279,003	6,294,689	7,573,692	97,252	2011	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
4525 Statesville Road	Charlotte, NC	—	841,250	5,215,795	74,264	837,144	5,294,165	6,131,309	180,087	2011	5 - 40
4835 Sirona Drive	Charlotte, NC	3,823,410	690,750	5,027,217	59,170	690,749	5,086,388	5,777,137	30,442	2012	5 - 40
4925 Sirona Drive	Charlotte, NC	3,816,899	603,003	4,807,150	161,860	603,002	4,969,011	5,572,013	30,229	2012	5 - 40
5033 Sirona Drive	Charlotte, NC	3,232,357	509,247	4,536,597	173,620	613,961	4,605,503	5,219,464	31,011	2012	5 - 40
8910 Pioneer Avenue	Charlotte, NC	—	527,873	4,884,419	121,513	527,873	5,005,932	5,533,805	150,394	2011	5 - 40
8916 Pioneer Avenue	Charlotte, NC	—	557,730	5,756,677	372,999	557,730	6,129,676	6,687,406	173,841	2011	5 - 40
1309 Executive Boulevard	Cheaspeake, VA	—	926,125	—	5,098,066	955,374	5,068,817	6,024,191	1,501,750	2001	5 - 40
1301 Executive Boulevard	Chesapeake, VA	—	—	—	6,160,743	970,151	5,190,592	6,160,743	1,014,774	2005	5 - 40
1305 Executive Boulevard	Chesapeake, VA	—	861,020	—	4,721,660	1,129,850	4,452,830	5,582,680	1,192,540	2002	5 - 40
1313 Executive Boulevard	Chesapeake, VA	—	1,180,036	—	5,129,180	1,708,050	4,601,166	6,309,216	1,275,522	2002	5 - 40
500 Independence Parkway	Chesapeake, VA	—	864,150	4,427,285	660,242	866,609	5,085,068	5,951,677	1,188,988	2004	5 - 40
501 Independence Parkway	Chesapeake, VA	—	1,202,556	5,975,538	1,563,800	1,292,273	7,449,621	8,741,894	1,593,125	2005	5 - 40
505 Independence Parkway	Chesapeake, VA	—	1,292,062	6,456,515	1,167,659	1,292,254	7,623,982	8,916,236	1,559,011	2005	5 - 40
510 Independence Parkway	Chesapeake, VA	—	2,012,149	7,546,882	945,228	2,014,689	8,489,570	10,504,259	1,863,681	2005	5 - 40
676 Independence Parkway	Chesapeake, VA	—	1,527,303	—	11,321,991	1,562,903	11,286,391	12,849,294	1,010,996	2006	5 - 40
700 Independence Parkway	Chesapeake, VA	—	1,950,375	7,236,994	695,893	1,951,135	7,932,127	9,883,262	2,144,725	2004	5 - 40
6230 Old Dobbin Lane	Colombia, MD	—	3,004,075	—	7,868,622	2,746,455	8,126,242	10,872,697	2,013,211	2004	5 - 40
6200 Old Dobbin Lane	Columbia, MD	—	958,105	—	3,828,691	1,295,000	3,491,796	4,786,796	987,855	2002	5 - 40
6210 Old Dobbin Lane	Columbia, MD	—	958,105	—	4,140,646	1,307,300	3,791,451	5,098,751	1,253,108	2002	5 - 40
6220 Old Dobbin Lane	Columbia, MD	—	3,865,848	—	7,741,067	3,166,951	8,439,964	11,606,915	1,469,750	2006	5 - 40
6240 Old Dobbin Lane	Columbia, MD	—	958,105	—	4,035,885	1,599,259	3,394,731	4,993,990	894,485	2000	5 - 40
6250 Old Dobbin Lane	Columbia, MD	—	958,105	—	3,626,552	1,295,000	3,289,657	4,584,657	1,060,463	2002	5 - 40
9755 Patuxent Woods Drive	Columbia, MD	—	3,917,094	13,678,435	3,186,432	3,922,382	16,859,579	20,781,961	2,669,096	2006	5 - 40
9770 Patuxent Woods Drive	Columbia, MD	—	341,663	3,033,309	1,876,157	341,663	4,909,466	5,251,129	2,180,837	1986	5 - 40
9780 Patuxent Woods Drive	Columbia, MD	—	218,542	1,940,636	694,384	218,542	2,635,020	2,853,562	1,085,437	1986	5 - 40
9790 Patuxent Woods Drive	Columbia, MD	—	243,791	2,164,094	675,071	243,791	2,839,165	3,082,956	1,133,196	1986	5 - 40
9800 Patuxent Woods Drive	Columbia, MD	—	299,099	2,654,069	835,685	299,099	3,489,754	3,788,853	1,348,718	1988	5 - 40
9810 Patuxent Woods Drive	Columbia, MD	—	266,684	2,366,901	836,994	266,684	3,203,895	3,470,579	1,169,811	1986	5 - 40
9820 Patuxent Woods Drive	Columbia, MD	—	237,779	2,110,835	1,136,339	237,779	3,247,174	3,484,953	1,317,725	1988	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
9830 Patuxent Woods Drive	Columbia, MD	—	296,262	2,628,933	582,878	296,262	3,211,811	3,508,073	1,303,411	1,986	5 - 40
1250 Hall Court	Deer Park, TX	2,780,889	829,570	4,680,603	145,123	831,611	4,823,685	5,655,296	803,089	2,006	5 - 40
170 Parkway West	Duncan, SC	—	598,348	3,584,023	232,890	598,918	3,816,343	4,415,261	756,385	2,006	5 - 40
190 Parkway West	Duncan, SC	—	551,663	3,151,517	212,352	552,211	3,363,321	3,915,532	594,261	2,006	5 - 40
265 Parkway East	Duncan, SC	—	901,444	5,399,523	542,505	902,374	5,941,098	6,843,472	1,268,669	2,006	5 - 40
285 Parkway East	Duncan, SC	—	975,433	5,545,234	665,213	976,393	6,209,487	7,185,880	1,050,421	2,006	5 - 40
3169 Dodd Road	Eagan, MN	—	988,594	6,418,735	182,665	988,594	6,601,400	7,589,994	148,286	2,012	5 - 40
3255 Neil Armstrong Boulevard	Eagan, MN	— *	1,131,017	—	3,368,614	1,103,860	3,395,771	4,499,631	1,190,350	1,998	5 - 40
3711 Kennebec Drive	Eagan, MN	—	999,702	3,656,866	388,608	999,702	4,045,474	5,045,176	217,136	2,011	5 - 40
10301-10305 West 70th Street	Eden Prairie, MN	—	120,622	1,085,226	412,373	118,300	1,499,921	1,618,221	642,974	1,984	5 - 40
10321 West 70th Street	Eden Prairie, MN	—	145,198	1,305,700	483,786	142,399	1,792,285	1,934,684	593,660	1,984	5 - 40
10333 West 70th Street	Eden Prairie, MN	—	110,746	995,868	297,812	108,610	1,295,816	1,404,426	568,175	1,984	5 - 40
10349-10357 West 70th Street	Eden Prairie, MN	—	275,903	2,481,666	523,647	270,584	3,010,632	3,281,216	1,260,673	1,985	5 - 40
10365-10375 West 70th Street	Eden Prairie, MN	—	291,077	2,618,194	564,092	285,464	3,187,899	3,473,363	1,285,920	1,985	5 - 40
10393-10394 West 70th Street	Eden Prairie, MN	—	269,618	2,423,318	1,003,242	264,419	3,431,759	3,696,178	1,348,124	1,985	5 - 40
10400 Viking Drive	Eden Prairie, MN	—	2,912,391	—	22,492,416	2,938,372	22,466,435	25,404,807	8,819,451	1,999	5 - 40
6321-6325 Bury Drive	Eden Prairie, MN	—	462,876	4,151,790	1,490,605	462,876	5,642,395	6,105,271	1,967,575	1,988	5 - 40
7075 Flying Cloud Drive	Eden Prairie, MN	—	10,232,831	10,855,851	53,337	10,243,977	10,898,042	21,142,019	1,590,745	2,007	5 - 40
7078 Shady Oak Road	Eden Prairie, MN	—	343,093	3,085,795	1,500,861	336,481	4,593,268	4,929,749	1,641,183	1,985	5 - 40
7400 Flying Cloud Drive	Eden Prairie, MN	—	195,982	1,762,027	1,656,743	773,243	2,841,509	3,614,752	933,527	1,987	5 - 40
7615 Smetana Lane	Eden Prairie, MN	—	1,011,517	—	8,433,375	3,000,555	6,444,337	9,444,892	2,145,416	2,001	5 - 40
7625 Smetana Lane	Eden Prairie, MN	—	4,500,641	—	2,987,321	1,916,609	5,571,353	7,487,962	1,051,903	2,006	5 - 40
7660-7716 Golden Triangle Drive	Eden Prairie, MN	—	568,706	5,115,177	2,543,610	1,289,215	6,938,278	8,227,493	2,851,981	1,988	5 - 40
7695-7699 Anagram Drive	Eden Prairie, MN	—	760,525	3,254,758	637,651	760,525	3,892,409	4,652,934	1,797,299	1,997	5 - 40
7777 Golden Triangle Drive	Eden Prairie, MN	—	993,101	2,136,862	1,152,171	993,101	3,289,033	4,282,134	1,191,667	2,000	5 - 40
7800 Equitable Drive	Eden Prairie, MN	—	2,188,525	3,788,762	146,688	2,188,525	3,935,450	6,123,975	1,369,691	1,993	5 - 40
7905 Fuller Road	Eden Prairie, MN	—	1,229,862	4,075,167	1,980,136	1,230,965	6,054,200	7,285,165	2,605,528	1,994	5 - 40
8855 Columbine Road	Eden Prairie, MN	—	1,400,925	—	5,226,017	1,599,757	5,027,185	6,626,942	1,093,297	2,000	5 - 40
8911 Columbine Road (B2)	Eden Prairie, MN	—	916,687	—	3,766,331	1,718,407	2,964,611	4,683,018	961,772	2,000	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
8937 Columbine Road	Eden Prairie, MN	—	1,325,829	—	4,196,524	1,739,966	3,782,387	5,522,353	1,170,668	2001	5 - 40
8967 Columbine Road	Eden Prairie, MN	—	1,450,000	—	3,580,357	1,450,000	3,580,357	5,030,357	1,324,269	2000	5 - 40
8995 Columbine Road	Eden Prairie, MN	—	1,087,594	—	3,669,304	2,055,296	2,701,602	4,756,898	927,105	2001	5 - 40
9023 Columbine Road	Eden Prairie, MN	—	1,956,273	—	4,878,828	1,956,273	4,878,828	6,835,101	1,935,384	1999	5 - 40
7351 Coca Cola Drive	Elkridge, MD	—	1,897,044	—	7,161,615	3,023,417	6,035,242	9,058,659	1,095,316	2006	5 - 40
21705-21707 Mississippi Street	Elwood, IL	—	10,594,259	30,240,876	468,426	10,594,259	30,709,302	41,303,561	1,200,753	2011	5 - 40
27143 S. Baseline Road	Elwood, IL	—	6,022,000	5,566,330	238,590	6,022,000	5,804,920	11,826,920	261,712	2011	5 - 40
180 Sheree Boulevard	Exton, PA	4,633,690	2,647,861	10,181,016	3,809,421	2,649,426	13,988,872	16,638,298	2,696,545	2007	5 - 40
1100 Virginia Drive	Fort Washington, PA	—	35,619,946	50,384,186	16,927,524	36,374,955	66,556,701	102,931,656	11,664,074	2006	5 - 40
1250 Virginia Drive	Fort Washington, PA	—	1,639,166	1,928,574	309,971	1,650,703	2,227,008	3,877,711	371,886	2005	5 - 40
275 Commerce Drive	Fort Washington, PA	—	1,775,894	2,160,855	7,601,617	1,790,041	9,748,325	11,538,366	1,552,263	2005	5 - 40
414 Commerce Drive	Fort Washington, PA	—	1,267,194	2,217,460	617,386	1,267,937	2,834,103	4,102,040	619,550	2004	5 - 40
420 Delaware Drive	Fort Washington, PA	—	2,766,931	—	8,802,494	2,826,994	8,742,431	11,569,425	1,461,872	2005	5 - 40
9601 Cosner Drive	Fredericksburg, VA	—	475,262	3,917,234	242,595	475,262	4,159,829	4,635,091	1,818,049	1995	5 - 40
200 W Cypress Creek Road	Ft Lauderdale, FL	—	3,414,989	2,399,738	9,124,335	3,414,989	11,524,073	14,939,062	2,415,744	2003	5 - 40
5410 - 5430 Northwest 33rd Avenue	Ft. Lauderdale, FL	—	603,776	4,176,238	1,422,957	625,111	5,577,860	6,202,971	2,080,988	1985	5 - 40
116 Pleasant Ridge Road	Greenville, SC	—	1,547,811	—	14,085,575	3,712,683	11,920,703	15,633,386	1,345,706	2006	5 - 40
45 Brookfield Oaks Drive	Greenville, SC	—	818,114	—	4,310,278	825,529	4,302,863	5,128,392	541,950	2006	5 - 40
1487 South Highway 101	Greer, SC	—	464,237	—	5,729,472	1,301,738	4,891,971	6,193,709	482,594	2007	5 - 40
11841 Newgate Boulevard	Hagerstown, MD	—	3,356,207	—	30,555,105	9,741,685	24,169,627	33,911,312	2,854,489	2008	5 - 40
1 Enterprise Parkway	Hampton, VA	—	974,675	5,579,869	1,739,690	974,675	7,319,559	8,294,234	2,848,620	1987	5 - 40
1317 Executive Boulevard	Hampton, VA	—	1,650,423	—	7,942,718	1,128,829	8,464,312	9,593,141	1,435,173	2006	5 - 40
21 Enterprise Parkway	Hampton, VA	—	263,668	8,167,118	1,046,754	265,719	9,211,821	9,477,540	2,894,704	1999	5 - 40
22 Enterprise Parkway	Hampton, VA	—	1,097,368	6,760,778	1,378,098	1,097,368	8,138,876	9,236,244	3,033,736	1990	5 - 40
5 Manhattan Square	Hampton, VA	—	207,368	—	1,535,912	212,694	1,530,586	1,743,280	559,985	1999	5 - 40
521 Butler Farm Road	Hampton, VA	—	750,769	2,911,149	365,780	710,486	3,317,212	4,027,698	875,353	2003	5 - 40
7361 Coca Cola Drive	Hanover, MD	—	2,245,187	—	9,384,583	3,822,710	7,807,060	11,629,770	771,266	2004	5 - 40
500 McCarthy Drive	Harrisburg, PA	— *	5,194,872	19,991,436	4,534,843	5,687,013	24,034,138	29,721,151	5,870,088	2005	5 - 40
600 Industrial Drive	Harrisburg, PA	—	7,743,800	—	29,097,362	9,368,557	27,472,605	36,841,162	5,356,024	2005	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
1498 Eagle Hill Drive	High Point, NC	—	94,274	—	6,197,538	791,880	5,499,932	6,291,812	833,771	2005	5 - 40
4183 Eagle Hill Drive	High Point, NC	—	122,203	—	3,250,598	526,266	2,846,535	3,372,801	854,677	2001	5 - 40
4189 Eagle Hill Drive	High Point, NC	—	100,106	—	3,501,345	431,106	3,170,345	3,601,451	1,106,642	2001	5 - 40
4195 Eagle Hill Drive	High Point, NC	—	107,586	—	3,543,825	505,700	3,145,711	3,651,411	696,113	2004	5 - 40
4300 Federal Drive	High Point, NC	—	264,038	—	2,128,781	276,038	2,116,781	2,392,819	677,247	1998	5 - 40
4328, 4336 Federal Drive	High Point, NC	2,471,065	521,122	—	7,306,605	825,092	7,002,635	7,827,727	4,204,766	1995	5 - 40
4344 Federal Drive	High Point, NC	—	484,001	—	2,848,373	173,623	3,158,751	3,332,374	1,404,706	1996	5 - 40
4380 Federal Drive	High Point, NC	—	282,996	—	2,148,892	283,368	2,148,520	2,431,888	844,852	1997	5 - 40
4388 Federal Drive	High Point, NC	—	143,661	—	1,213,832	132,655	1,224,838	1,357,493	453,915	1997	5 - 40
4475 Premier Drive	High Point, NC	—	748,693	—	6,801,791	1,525,421	6,025,063	7,550,484	675,961	2006	5 - 40
4500 Green Point Drive	High Point, NC	—	230,622	—	2,273,803	231,692	2,272,733	2,504,425	1,186,696	1989	5 - 40
4501 Green Point Drive	High Point, NC	—	319,289	—	3,092,344	320,450	3,091,183	3,411,633	1,324,034	1989	5 - 40
4523 Green Point Drive	High Point, NC	—	234,564	—	3,304,700	235,698	3,303,566	3,539,264	1,655,030	1988	5 - 40
4524 Green Point Drive	High Point, NC	—	182,810	—	2,738,364	183,888	2,737,286	2,921,174	1,383,159	1989	5 - 40
100 Gibraltar Road	Horsham, PA	—	38,729	349,811	59,073	38,729	408,884	447,613	140,166	1975	5 - 40
100 Witmer Road	Horsham, PA	—	3,102,784	—	20,472,373	3,764,784	19,810,373	23,575,157	5,969,535	1996	5 - 40
100-107 Lakeside Drive	Horsham, PA	—	239,528	2,163,498	462,398	255,528	2,609,896	2,865,424	971,382	1982	5 - 40
101 Gibraltar Road	Horsham, PA	—	651,990	5,888,989	1,923,603	732,552	7,732,030	8,464,582	2,995,795	1977	5 - 40
101-111 Rock Road	Horsham, PA	—	350,561	3,166,389	1,163,717	452,251	4,228,416	4,680,667	1,724,474	1975	5 - 40
102 Rock Road	Horsham, PA	—	1,110,209	2,301,302	1,203,706	1,185,500	3,429,717	4,615,217	1,038,610	1985	5 - 40
103-109 Gibraltar Road	Horsham, PA	—	270,906	2,448,500	362,164	270,906	2,810,664	3,081,570	1,118,468	1978	5 - 40
104 Witmer Road	Horsham, PA	—	1,248,148	—	593,622	189,793	1,651,977	1,841,770	599,777	1975	5 - 40
110 Gibraltar Road	Horsham, PA	—	673,041	5,776,369	2,503,096	673,041	8,279,465	8,952,506	3,433,460	1979	5 - 40
111-159 Gibraltar Road	Horsham, PA	—	489,032	4,126,151	1,184,555	489,032	5,310,706	5,799,738	2,190,060	1981	5 - 40
113-123 Rock Road	Horsham, PA	—	351,072	3,171,001	709,029	451,731	3,779,371	4,231,102	1,458,646	1975	5 - 40
120 Gibraltar Road	Horsham, PA	—	533,142	4,830,515	1,855,638	558,142	6,661,153	7,219,295	2,430,944	1980	5 - 40
123-135 Rock Road	Horsham, PA	—	292,360	2,411,677	2,125,649	393,019	4,436,667	4,829,686	1,568,357	1975	5 - 40
132 Welsh Road	Horsham, PA	—	1,333,642	—	4,110,782	1,408,041	4,036,383	5,444,424	1,736,821	1998	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
161-175 Gibraltar Road	Horsham, PA	—	294,673	2,663,722	957,148	294,673	3,620,870	3,915,543	1,456,312	1976	5 - 40
181-187 Gibraltar Road	Horsham, PA	—	360,549	3,259,984	787,154	360,549	4,047,138	4,407,687	1,747,214	1982	5 - 40
2 Walnut Grove Drive	Horsham, PA	—	1,281,870	7,767,374	1,368,807	1,265,363	9,152,688	10,418,051	3,734,061	1989	5 - 40
200 Gibraltar Road	Horsham, PA	—	638,513	5,811,323	1,898,474	638,513	7,709,797	8,348,310	2,932,775	1990	5 - 40
200-264 Lakeside Drive	Horsham, PA	—	502,705	4,540,597	2,318,765	502,705	6,859,362	7,362,067	2,435,447	1982	5 - 40
201 Gibraltar Road	Horsham, PA	—	380,127	3,433,433	2,326,813	380,802	5,759,571	6,140,373	2,134,443	1983	5 - 40
210-223 Witmer Road	Horsham, PA	—	270,282	2,441,276	1,954,380	270,282	4,395,656	4,665,938	1,646,500	1972	5 - 40
220 Gibraltar Road	Horsham, PA	—	629,944	5,733,228	1,198,484	629,944	6,931,712	7,561,656	3,081,835	1990	5 - 40
231-237 Gibraltar Road	Horsham, PA	—	436,952	3,948,963	1,008,706	436,952	4,957,669	5,394,621	2,041,929	1981	5 - 40
240 Gibraltar Road	Horsham, PA	—	629,944	5,733,234	1,667,071	629,944	7,400,305	8,030,249	3,432,271	1990	5 - 40
255 Business Center Drive	Horsham, PA	—	1,154,289	2,007,214	730,765	1,140,597	2,751,671	3,892,268	782,693	2003	5 - 40
261-283 Gibraltar Road	Horsham, PA	—	464,871	3,951,972	1,781,425	464,871	5,733,397	6,198,268	2,160,531	1978	5 - 40
300 Welsh Road	Horsham, PA	—	696,061	3,339,991	570,429	696,061	3,910,420	4,606,481	1,610,518	1985	5 - 40
300 Welsh Road - Building 3	Horsham, PA	—	180,459	1,441,473	602,418	180,459	2,043,891	2,224,350	766,680	1983	5 - 40
300 Welsh Road - Building 4	Horsham, PA	—	282,493	2,256,508	1,740,348	282,493	3,996,856	4,279,349	1,615,523	1983	5 - 40
300-309 Lakeside Drive	Horsham, PA	—	369,475	3,338,761	1,822,004	376,475	5,153,765	5,530,240	2,377,024	1982	5 - 40
335 Commerce Drive	Horsham, PA	—	—	—	8,898,941	182,400	8,716,541	8,898,941	2,320,824	2002	5 - 40
355 Business Center Drive	Horsham, PA	—	483,045	898,798	520,506	471,171	1,431,178	1,902,349	451,623	2003	5 - 40
4 Walnut Grove	Horsham, PA	—	2,515,115	—	10,809,109	2,515,115	10,809,109	13,324,224	3,987,158	1999	5 - 40
400-445 Lakeside Drive	Horsham, PA	—	543,628	4,910,226	2,440,949	583,628	7,311,175	7,894,803	2,984,953	1981	5 - 40
455 Business Center Drive	Horsham, PA	—	1,351,011	2,503,449	1,827,089	1,322,317	4,359,232	5,681,549	1,128,658	2003	5 - 40
5 Walnut Grove Drive	Horsham, PA	—	1,065,951	—	10,537,565	1,939,712	9,663,804	11,603,516	3,234,764	2000	5 - 40
506 Prudential Road	Horsham, PA	—	208,140	895,470	894,621	208,140	1,790,091	1,998,231	725,863	1973	5 - 40
555 Business Center Drive	Horsham, PA	—	727,420	1,353,650	590,775	709,967	1,961,878	2,671,845	394,807	2003	5 - 40
680 Blair Mill Road	Horsham, PA	—	3,527,151	—	17,475,489	4,138,577	16,864,063	21,002,640	4,624,063	2001	5 - 40
7 Walnut Grove Drive	Horsham, PA	—	2,631,696	—	18,432,489	2,631,956	18,432,229	21,064,185	2,495,383	2006	5 - 40
700 Dresher Road	Horsham, PA	—	2,551,777	3,020,638	2,421,163	2,565,140	5,428,438	7,993,578	2,000,659	1987	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
507 Prudential Road	Horsham, PA		644,900	5,804,100	8,408,030	1,131,380	13,725,650	14,857,030	5,932,749	1988	5 - 40
747 Dresher Road	Horsham, PA	—	1,607,238	—	5,032,004	1,607,977	5,031,265	6,639,242	2,848,287	1988	5 - 40
767 Electronic Drive	Horsham, PA	—	1,229,685	—	2,436,397	1,241,970	2,424,112	3,666,082	1,203,195	1996	5 - 40
10301 Round Up Lane	Houston, TX	—	545,501	2,927,700	647,820	545,501	3,575,520	4,121,021	151,851	2010	5 - 40
10305 Round Up Lane	Houston, TX	—	1,340,609	7,489,720	3,132,595	1,340,609	10,622,315	11,962,924	415,125	2010	5 - 40
10735 West Little York Road	Houston, TX	— *	1,110,988	6,351,946	2,244,493	1,135,483	8,571,944	9,707,427	1,974,061	2000	5 - 40
10739 West Little York Road	Houston, TX	— *	797,931	5,950,894	275,922	799,560	6,225,187	7,024,747	1,590,735	1999	5 - 40
11201 Greens Crossing Boulevard	Houston, TX	— *	1,006,194	5,412,584	2,777,537	1,008,542	8,187,773	9,196,315	1,335,539	2007	5 - 40
14200 Hollister Road	Houston, TX	—	1,396,794	—	4,854,459	1,699,632	4,551,621	6,251,253	76,214	2011	5 - 40
16405 Air Center Boulevard	Houston, TX	— *	438,853	3,030,396	467,475	438,853	3,497,871	3,936,724	1,391,979	1997	5 - 40
16445 Air Center Boulevard	Houston, TX	— *	363,339	2,509,186	253,123	363,339	2,762,309	3,125,648	1,033,854	1997	5 - 40
1646 Rankin Road	Houston, TX	— *	329,961	—	4,983,836	592,234	4,721,563	5,313,797	1,108,215	2005	5 - 40
16580 Air Center Boulevard	Houston, TX	— *	289,000	3,559,857	290,890	289,000	3,850,747	4,139,747	1,320,572	1997	5 - 40
16602 Central Green Boulevard	Houston, TX	— *	284,403	—	4,495,522	503,779	4,276,146	4,779,925	797,099	2005	5 - 40
16605 Air Center Boulevard	Houston, TX	— *	298,999	—	3,333,536	496,186	3,136,349	3,632,535	842,762	2002	5 - 40
16680 Central Green Boulevard	Houston, TX	— *	311,952	—	4,165,907	492,869	3,984,990	4,477,859	698,360	2001	5 - 40
16685 Air Center Boulevard	Houston, TX	— *	—	—	2,905,166	414,691	2,490,475	2,905,166	547,622	2004	5 - 40
1755 Trans Central Drive	Houston, TX	— *	293,534	3,036,269	469,765	306,147	3,493,421	3,799,568	1,006,097	1999	5 - 40
5200 N. Sam Houston Parkway	Houston, TX	— *	1,519,458	7,135,548	3,484,365	1,520,074	10,619,297	12,139,371	1,792,374	2007	5 - 40
5250 N. Sam Houston Parkway	Houston, TX	— *	2,173,287	8,868,256	2,581,783	2,173,942	11,449,384	13,623,326	1,663,552	2007	5 - 40
5500 N. Sam Houston Parkway West	Houston, TX	—	1,243,541	—	6,406,104	1,513,151	6,136,494	7,649,645	22,634	2011	5 - 40
8103 Fallbrook Drive	Houston, TX	— *	4,515,862	—	23,946,674	5,877,884	22,584,652	28,462,536	2,923,877	2006	5 - 40
850 Greens Parkway	Houston, TX	— *	2,893,405	11,593,197	2,803,196	2,899,861	14,389,937	17,289,798	1,937,750	2007	5 - 40
860 Greens Parkway	Houston, TX	— *	1,399,365	6,344,650	1,579,558	1,374,012	7,949,561	9,323,573	1,081,655	2007	5 - 40
8801-19 & 8821-49 Fallbrook Drive	Houston, TX	— *	2,290,001	15,297,141	1,942,017	2,290,002	17,239,157	19,529,159	4,278,401	2000	5 - 40
8802-8824 Fallbrook Drive	Houston, TX	— *	2,774,995	6,364,767	1,323,270	2,775,021	7,688,011	10,463,032	1,862,584	2004	5 - 40
8825-8839 N Sam Houston Pkwy	Houston, TX	— *	638,453	3,258,815	709,721	638,477	3,968,512	4,606,989	972,040	2004	5 - 40
8850-8872 Fallbrook Drive	Houston, TX	— *	504,317	2,878,351	1,054,230	504,341	3,932,557	4,436,898	1,119,479	2004	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
10 North Park Drive	Hunt Valley, MD	—	2,211,969	7,816,042	4,066,771	2,211,969	11,882,813	14,094,782	2,323,045	2003	5 - 40
20 Wright Avenue	Hunt Valley, MD	—	1,205,946	—	10,035,875	1,861,025	9,380,796	11,241,821	3,369,085	2001	5 - 40
307 International Circle	Hunt Valley, MD	—	3,538,319	14,190,832	14,271,044	3,542,881	28,457,314	32,000,195	6,745,578	2004	5 - 40
309 International Circle	Hunt Valley, MD	—	613,667	2,458,204	1,101,241	615,096	3,558,016	4,173,112	722,028	2004	5 - 40
311 International Circle	Hunt Valley, MD	—	313,365	1,281,093	121,986	314,572	1,401,872	1,716,444	265,528	2004	5 - 40
4 North Park Drive	Hunt Valley, MD	—	3,269,948	13,551,370	5,291,523	3,269,948	18,842,893	22,112,841	4,490,794	2003	5 - 40
6 North Park Drive	Hunt Valley, MD	—	2,077,949	8,770,566	1,997,827	2,077,949	10,768,393	12,846,342	2,968,013	2003	5 - 40
10245 Centurion Parkway North	Jacksonville, FL	—	852,644	3,510,889	925,812	853,704	4,435,641	5,289,345	1,532,813	1996	5 - 40
4190 Belfort Road	Jacksonville, FL	—	821,000	5,866,000	2,447,734	827,420	8,307,314	9,134,734	3,668,892	1986	5 - 40
4345 Southpoint Parkway	Jacksonville, FL	—	—	—	8,599,894	418,093	8,181,801	8,599,894	2,988,317	1998	5 - 40
4801 Executive Park Court - 100	Jacksonville, FL	—	554,993	2,993,277	280,903	554,542	3,274,631	3,829,173	1,233,797	1990	5 - 40
4801 Executive Park Court - 200	Jacksonville, FL	—	370,017	1,995,518	191,034	370,039	2,186,530	2,556,569	855,635	1990	5 - 40
4810 Executive Park Court	Jacksonville, FL	—	369,694	3,045,639	782,108	370,039	3,827,402	4,197,441	1,530,723	1990	5 - 40
4815 Executive Park Court - 100	Jacksonville, FL	—	366,317	1,975,393	78,401	366,339	2,053,772	2,420,111	746,594	1995	5 - 40
4815 Executive Park Court - 200	Jacksonville, FL	—	462,522	2,494,397	345,175	462,549	2,839,545	3,302,094	1,042,435	1995	5 - 40
4820 Executive Park Court	Jacksonville, FL	—	555,173	2,693,130	605,408	555,213	3,298,498	3,853,711	1,284,863	1997	5 - 40
4825 Executive Park Court	Jacksonville, FL	—	601,278	3,242,491	50,343	601,401	3,292,711	3,894,112	1,259,298	1996	5 - 40
4875 Belfort Road	Jacksonville, FL	—	2,089,347	—	13,024,417	2,287,152	12,826,612	15,113,764	1,793,058	1998	5 - 40
4887 Belfort Road	Jacksonville, FL	—	1,299,202	—	7,921,089	1,665,915	7,554,376	9,220,291	2,670,342	2002	5 - 40
4899 Belfort Road	Jacksonville, FL	—	1,299,201	—	7,852,142	1,168,062	7,983,281	9,151,343	2,730,928	2000	5 - 40
4901 Belfort Road	Jacksonville, FL	—	877,964	2,360,742	1,749,279	877,964	4,110,021	4,987,985	1,730,837	1986	5 - 40
4905 Belfort Street	Jacksonville, FL	—	638,154	—	3,257,564	641,272	3,254,446	3,895,718	1,163,576	2000	5 - 40
5201 Gate Parkway	Jacksonville, FL	—	3,836,532	—	21,433,694	4,269,346	21,000,880	25,270,226	5,204,196	2005	5 - 40
6601 Executive Park Circle North	Jacksonville, FL	—	551,250	3,128,361	267,953	551,250	3,396,314	3,947,564	1,245,018	1992	5 - 40
6602 Executive Park Court - 100	Jacksonville, FL	—	388,519	2,095,293	217,788	388,541	2,313,059	2,701,600	878,603	1993	5 - 40
6602 Executive Park Court - 200	Jacksonville, FL	—	296,014	1,596,347	413,216	296,032	2,009,545	2,305,577	752,432	1993	5 - 40
6631 Executive Park Court - 100	Jacksonville, FL	—	251,613	1,356,849	477,995	251,627	1,834,830	2,086,457	840,339	1994	5 - 40
6631 Executive Park Court - 200	Jacksonville, FL	—	406,561	2,195,070	435,692	407,043	2,630,280	3,037,323	1,077,944	1994	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
6680 Southpoint Parkway	Jacksonville, FL	—	998,432	4,055,727	1,153,152	1,002,704	5,204,607	6,207,311	2,329,583	1986	5 - 40
6700 Southpoint Parkway	Jacksonville, FL	—	620,719	2,989,746	188,569	624,215	3,174,819	3,799,034	1,299,964	1987	5 - 40
7014 AC Skinner Parkway	Jacksonville, FL	—	574,198	—	3,444,377	780,486	3,238,089	4,018,575	1,142,614	1999	5 - 40
7016 AC Skinner Parkway	Jacksonville, FL	—	597,181	—	2,373,251	602,633	2,367,799	2,970,432	1,328,508	1996	5 - 40
7018 AC Skinner Parkway	Jacksonville, FL	—	840,996	—	3,584,514	846,461	3,579,049	4,425,510	1,508,744	1997	5 - 40
7020 AC Skinner Parkway	Jacksonville, FL	—	398,257	—	2,327,622	749,811	1,976,068	2,725,879	890,932	1996	5 - 40
7022 AC Skinner Parkway	Jacksonville, FL	—	706,934	—	2,984,235	853,981	2,837,188	3,691,169	1,301,315	1996	5 - 40
7077 Bonneval Road	Jacksonville, FL	—	768,000	5,789,000	2,642,514	774,020	8,425,494	9,199,514	4,201,054	1988	5 - 40
7251 Salisbury Road	Jacksonville, FL	—	—	—	3,382,617	662,559	2,720,058	3,382,617	817,888	2000	5 - 40
7255 Salisbury Road	Jacksonville, FL	—	392,060	—	2,653,838	680,766	2,365,132	3,045,898	580,895	2002	5 - 40
7259 Salisbury Road	Jacksonville, FL	—	1,228,709	—	4,724,437	1,179,063	4,774,083	5,953,146	5,957	2012	5 - 40
8665,8667,8669 Baypine Road	Jacksonville, FL	—	966,552	—	5,398,317	974,959	5,389,910	6,364,869	2,869,575	1987	5 - 40
8775 Baypine Road	Jacksonville, FL	—	906,804	—	9,842,206	913,013	9,835,997	10,749,010	4,316,770	1989	5 - 40
151 South Warner Road	King of Prussia, PA	—	1,218,086	6,937,866	7,191,697	1,187,900	14,159,749	15,347,649	1,820,036	1980	5 - 40
180 South Warner Drive	King of Prussia, PA	—	—	—	9,749,428	—	9,749,428	9,749,428	612,993	2009	5 - 40
2100 Renaissance Boulevard	King of Prussia, PA	—	1,110,111	—	12,003,349	1,132,519	11,980,941	13,113,460	3,125,447	1999	5 - 40
2201 Renaissance Boulevard	King of Prussia, PA	—	—	—	17,648,408	2,413,514	15,234,894	17,648,408	4,901,071	2000	5 - 40
2300 Renaissance Boulevard	King of Prussia, PA	—	509,580	—	3,042,297	574,152	2,977,725	3,551,877	1,347,321	1999	5 - 40
2301 Renaissance Boulevard	King of Prussia, PA	—	1,645,246	—	30,080,438	4,581,649	27,144,035	31,725,684	9,366,432	2002	5 - 40
2500 Renaissance Boulevard	King of Prussia, PA	—	509,580	—	2,653,720	592,886	2,570,414	3,163,300	1,124,607	1999	5 - 40
2520 Renaissance Boulevard	King of Prussia, PA	—	1,020,000	—	4,621,206	978,402	4,662,804	5,641,206	1,971,168	1999	5 - 40
2560 Renaissance Boulevard	King of Prussia, PA	—	—	—	3,729,254	649,792	3,079,462	3,729,254	1,283,702	2000	5 - 40
2700 Horizon Drive	King of Prussia, PA	—	764,370	—	3,643,566	867,815	3,540,121	4,407,936	1,381,478	1998	5 - 40
2900 Horizon Drive	King of Prussia, PA	—	679,440	—	3,503,074	774,096	3,408,418	4,182,514	1,440,492	1998	5 - 40
3200 Horizon Drive	King of Prussia, PA	—	928,637	—	6,271,084	1,210,137	5,989,584	7,199,721	1,980,170	1996	5 - 40
3400 Horizon Drive	King of Prussia, PA	—	776,496	3,139,068	1,511,259	776,496	4,650,327	5,426,823	1,587,308	1995	5 - 40
3600 Horizon Drive	King of Prussia, PA	—	236,432	1,856,252	784,645	236,432	2,640,897	2,877,329	1,288,193	1989	5 - 40
3602 Horizon Drive	King of Prussia, PA	—	217,734	1,759,489	194,524	217,809	1,953,938	2,171,747	795,621	1989	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
3604 Horizon Drive	King of Prussia, PA	—	397,178	—	1,830,845	350,874	1,877,149	2,228,023	649,040	1998	5 - 40
440 East Swedesford Road	King of Prussia, PA	—	717,001	4,816,121	2,823,888	717,001	7,640,009	8,357,010	3,345,862	1988	5 - 40
460 East Swedesford Road	King of Prussia, PA	—	705,317	4,737,487	4,101,975	705,317	8,839,462	9,544,779	3,393,390	1988	5 - 40
650 Swedesford Road	King of Prussia, PA	—	952,911	6,722,830	7,998,201	952,911	14,721,031	15,673,942	6,275,267	1971	5 - 40
680 Swedesford Road	King of Prussia, PA	—	952,361	6,722,830	7,217,277	952,361	13,940,107	14,892,468	5,778,719	1971	5 - 40
170 South Warner Road	King of Prussia, PA	—	547,800	3,137,400	2,855,285	458,232	6,082,253	6,540,485	3,448,347	1980	5 - 40
190 South Warner Road	King of Prussia, PA	—	552,200	3,162,600	1,063,496	461,909	4,316,387	4,778,296	1,996,095	1980	5 - 40
3000 Horizon Drive	King of Prussia, PA	—	1,191,449	—	2,476,299	946,703	2,721,045	3,667,748	964,964	1997	5 - 40
3100 Horizon Drive	King of Prussia, PA	—	601,956	—	2,224,116	611,436	2,214,636	2,826,072	745,466	1995	5 - 40
3500 Horizon Drive	King of Prussia, PA	—	1,204,839	—	2,830,072	1,223,875	2,811,036	4,034,911	1,123,827	1996	5 - 40
1700 Interstate Drive	Lakeland, FL	—	650,000	5,359,845	84,375	650,000	5,444,220	6,094,220	8,569	2012	5 - 40
11425 State Highway 225	LaPorte, TX	— *	975,974	3,291,952	126,040	977,542	3,416,424	4,393,966	630,381	2006	5 - 40
11503 State Highway 225	LaPorte, TX	— *	2,561,931	9,593,118	339,649	2,566,047	9,928,651	12,494,698	1,685,895	2006	5 - 40
7528 Walker Way	Lehigh Valley, PA	—	893,441	—	5,510,456	779,330	5,624,567	6,403,897	1,419,546	2004	5 - 40
8301 Industrial Boulevard	Lehigh, PA	—	11,249,550	—	44,324,333	11,254,716	44,319,167	55,573,883	8,008,883	2005	5 - 40
8500 Willard Drive	Lehigh, PA	3,054,750	6,398,815	—	21,851,472	7,734,826	20,515,461	28,250,287	2,482,104	2004	5 - 40
7533 Insurtial Parkway	Lower Macungie, PA	—	5,603,460	18,807,987	2,434,039	5,603,460	21,242,026	26,845,486	1,197,518	2011	5 - 40
1901 Summit Tower Boulevard	Maitland, FL	—	6,078,791	12,348,567	2,047,679	6,083,206	14,391,831	20,475,037	5,771,297	1998	5 - 40
1 Country View Road	Malvern, PA	—	400,000	3,600,000	437,856	406,421	4,031,435	4,437,856	2,223,299	1982	5 - 40
1 Great Valley Parkway	Malvern, PA	—	419,460	3,792,570	813,913	419,460	4,606,483	5,025,943	1,690,775	1982	5 - 40
10 Great Valley Parkway	Malvern, PA	—	823,540	1,341,376	459,973	832,244	1,792,645	2,624,889	519,885	2003	5 - 40
100 Chesterfield Parkway	Malvern, PA	—	1,320,625	—	6,709,379	1,451,139	6,578,865	8,030,004	3,232,114	1998	5 - 40
1001 Cedar Hollow Road	Malvern, PA	—	1,436,814	—	16,128,428	1,676,470	15,888,772	17,565,242	7,374,286	1998	5 - 40
11 Great Valley Parkway	Malvern, PA	—	496,297	—	2,960,712	708,331	2,748,678	3,457,009	818,775	2001	5 - 40
11,15 Great Valley Parkway	Malvern, PA	—	1,837,050	—	14,958,472	1,837,878	14,957,644	16,795,522	11,336,838	1986	5 - 40
18 Great Valley Parkway	Malvern, PA	—	394,036	3,976,221	68,969	397,293	4,041,933	4,439,226	1,402,305	1980	5 - 40
2 West Liberty Boulevard	Malvern, PA	—	5,405,041	—	11,846,282	5,405,042	11,846,281	17,251,323	2,771,172	2003	5 - 40
200 Chesterfield Parkway	Malvern, PA	—	495,893	2,739,093	578,648	588,384	3,225,250	3,813,634	2,478,285	1989	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
27-43 Great Valley Parkway	Malvern, PA	—	448,775	—	2,347,289	449,447	2,346,617	2,796,064	1,753,983	1977	5 - 40
3 Country View Road	Malvern, PA	—	814,278	—	5,142,433	1,128,881	4,827,830	5,956,711	1,726,641	1998	5 - 40
375 Technology Drive	Malvern, PA	—	191,114	—	1,616,195	234,922	1,572,387	1,807,309	601,655	1998	5 - 40
40 Liberty Boulevard	Malvern, PA	—	4,241,137	17,737,090	2,649,251	4,241,167	20,386,311	24,627,478	7,924,812	1989	5 - 40
425 Technology Drive	Malvern, PA	—	191,114	—	1,700,603	321,473	1,570,244	1,891,717	588,227	1998	5 - 40
45 Liberty Boulevard	Malvern, PA	—	4,380,221	—	15,322,821	4,749,748	14,953,294	19,703,042	6,941,978	1999	5 - 40
45-67 Great Valley Parkway	Malvern, PA	—	795,143	—	4,195,540	795,831	4,194,852	4,990,683	2,784,680	1974	5 - 40
5 Great Valley Parkway	Malvern, PA	—	684,200	6,181,661	1,605,728	684,200	7,787,389	8,471,589	3,145,477	1983	5 - 40
50 Morehall Road	Malvern, PA	—	849,576	—	13,079,506	1,337,076	12,592,006	13,929,082	6,307,490	1997	5 - 40
600 Chesterfield Parkway	Malvern, PA	—	2,013,750	—	8,255,849	2,171,080	8,098,519	10,269,599	3,786,054	1999	5 - 40
700 Chesterfield Parkway	Malvern, PA	—	2,013,750	—	8,216,674	2,158,337	8,072,087	10,230,424	3,760,197	1999	5 - 40
10 Valley Stream Parkway	Malvern, PA	—	509,075	—	2,699,241	509,899	2,698,417	3,208,316	1,720,891	1984	5 - 40
10, 20 Liberty Boulevard	Malvern, PA	—	724,058	—	5,828,095	724,846	5,827,307	6,552,153	3,313,973	1985	5 - 40
12,14,16 Great Valley Parkway	Malvern, PA	—	130,689	—	1,326,294	128,767	1,328,216	1,456,983	877,803	1982	5 - 40
14 Lee Boulevard	Malvern, PA	—	664,282	—	5,569,322	643,892	5,589,712	6,233,604	3,522,564	1988	5 - 40
155 Great Valley Parkway	Malvern, PA	—	625,147	—	2,640,082	626,068	2,639,161	3,265,229	1,887,661	1981	5 - 40
20 Valley Stream Parkway	Malvern, PA	—	465,539	—	5,258,868	466,413	5,257,994	5,724,407	3,278,799	1987	5 - 40
257-275 Great Valley Parkway	Malvern, PA	—	504,611	—	5,076,691	505,458	5,075,844	5,581,302	3,279,873	1983	5 - 40
277-293 Great Valley Parkway	Malvern, PA	—	530,729	—	2,390,465	531,534	2,389,660	2,921,194	1,652,769	1984	5 - 40
30 Great Valley Parkway	Malvern, PA	—	128,126	—	554,378	128,783	553,721	682,504	340,151	1975	5 - 40
300 Technology Drive	Malvern, PA	—	368,626	—	1,350,184	374,497	1,344,313	1,718,810	853,114	1985	5 - 40
300-400 Chesterfield Parkway	Malvern, PA	—	937,212	—	5,162,646	1,012,843	5,087,015	6,099,858	2,755,579	1988	5 - 40
311 Technology Drive	Malvern, PA	—	397,131	—	2,983,506	397,948	2,982,689	3,380,637	1,897,101	1984	5 - 40
333 Phoenixville Pike	Malvern, PA	—	523,530	—	3,708,843	524,230	3,708,143	4,232,373	2,170,389	1985	5 - 40
40 Valley Stream Parkway	Malvern, PA	—	322,918	—	3,233,318	325,775	3,230,461	3,556,236	2,294,803	1987	5 - 40
420 Lapp Road	Malvern, PA	—	1,054,418	—	8,617,860	1,055,243	8,617,035	9,672,278	3,903,764	1989	5 - 40
5 Country View Road	Malvern, PA	—	785,168	4,678,632	885,185	786,235	5,562,750	6,348,985	2,750,581	1985	5 - 40
50 Valley Stream Parkway	Malvern, PA	—	323,971	—	3,112,785	323,792	3,112,964	3,436,756	2,054,064	1987	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
500 Chesterfield Parkway	Malvern, PA	—	472,364	—	2,922,205	519,742	2,874,827	3,394,569	1,601,361	1988	5 - 40
508 Lapp Road	Malvern, PA	—	331,392	—	1,712,794	332,216	1,711,970	2,044,186	1,198,302	1984	5 - 40
510 Lapp Road	Malvern, PA	—	356,950	—	926,587	357,751	925,786	1,283,537	702,362	1983	5 - 40
55 Valley Stream Parkway	Malvern, PA	—	215,005	—	4,048,827	215,818	4,048,014	4,263,832	2,739,220	1983	5 - 40
60 Morehall Road	Malvern, PA	—	865,424	9,285,000	5,182,805	884,974	14,448,255	15,333,229	8,775,233	1989	5 - 40
65 Valley Stream Parkway	Malvern, PA	—	381,544	—	6,715,903	382,361	6,715,086	7,097,447	4,817,405	1983	5 - 40
7 Great Valley Parkway	Malvern, PA	—	176,435	—	6,068,019	177,317	6,067,137	6,244,454	2,890,865	1985	5 - 40
75 Great Valley Parkway	Malvern, PA	—	143,074	—	618,372	143,811	617,635	761,446	492,163	1977	5 - 40
77-123 Great Valley Parkway	Malvern, PA	—	887,664	—	5,128,170	888,359	5,127,475	6,015,834	3,607,633	1978	5 - 40
7550 Meridian Circle	Maple Grove, MN	—	513,250	2,901,906	1,093,039	513,250	3,994,945	4,508,195	1,432,707	1989	5 - 40
301 Lippincott Drive	Marlton, NJ	—	1,069,837	4,780,163	3,399,019	1,069,838	8,179,181	9,249,019	2,617,454	1988	5 - 40
303 Lippincott Drive	Marlton, NJ	—	1,069,837	4,780,163	2,942,344	1,069,838	7,722,506	8,792,344	4,026,134	1988	5 - 40
400 Lippincott Drive	Marlton, NJ	—	69,402	—	3,668,348	317,799	3,419,951	3,737,750	1,508,543	1999	5 - 40
406 Lippincott Drive	Marlton, NJ	—	321,455	1,539,871	1,119,185	327,554	2,652,957	2,980,511	1,064,731	1990	5 - 40
65 Brookfield Oaks Drive	Mauldin, SC	—	557,174	—	2,842,439	506,318	2,893,295	3,399,613	497,224	2004	5 - 40
75 Brookfield Oaks Drive	Mauldin, SC	—	419,731	—	2,338,822	430,909	2,327,644	2,758,553	495,571	2003	5 - 40
4600 Nathan Lane	Minneapolis, MN	—	1,063,558	—	8,308,857	1,038,197	8,334,218	9,372,415	3,391,013	2002	5 - 40
4700 Nathan Lane North	Minneapolis, MN	—	1,501,308	8,446,083	13,598,534	1,501,308	22,044,617	23,545,925	4,167,217	1996	5 - 40
12501 & 12701 Whitewater Drive	Minnegonka, MN	—	2,175,209	3,948,085	8,512,893	2,177,953	12,458,234	14,636,187	3,190,381	1986	5 - 40
12800 Whitewater Drive	Minnetonka, MN	—	1,273,600	3,158,737	1,080,274	1,273,730	4,238,881	5,512,611	101,121	2011	5 - 40
12900 Whitewater Drive	Minnetonka, MN	—	1,236,560	2,762,325	1,016,780	1,236,686	3,778,979	5,015,665	88,467	2011	5 - 40
5400-5500 Feltl Road	Minnetonka, MN	—	883,895	7,983,345	2,453,848	883,895	10,437,193	11,321,088	4,156,664	1985	5 - 40
5600 & 5610 Rowland Road	Minnetonka, MN	—	828,650	7,399,409	1,611,297	829,263	9,010,093	9,839,356	3,363,765	1988	5 - 40
6000 Clearwater Drive	Minnetonka, MN	—	985,016	2,091,371	2,503,147	985,117	4,594,417	5,579,534	66,861	2011	5 - 40
456 International Parkway	Minooka, IL	—	3,862,683	13,673,262	684,719	3,862,683	14,357,981	18,220,664	247,114	2012	5 - 40
3100 SW 145th Avenue	Miramar, FL	—	6,204,407	—	17,043,437	6,265,000	16,982,844	23,247,844	1,663,898	2007	5 - 40
3350 SW 148th Avenue	Miramar, FL	—	2,960,511	—	18,244,896	2,980,689	18,224,718	21,205,407	6,789,968	2000	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
3400 Lakeside Drive	Miramar, FL	—	2,022,153	11,345,881	1,703,556	2,022,153	13,049,437	15,071,590	4,956,270	1990	5 - 40
3450 Lakeside Drive	Miramar, FL	—	2,022,152	11,357,143	2,702,765	2,022,152	14,059,908	16,082,060	5,681,575	1990	5 - 40
323 Park Knoll Drive	Morrisville, NC	2,690,326	1,071,600	4,294,089	938,228	1,071,600	5,232,317	6,303,917	464,061	2010	5 - 40
324 Park Knoll Drive	Morrisville, NC	— *	1,449,092	4,252,934	502,293	1,449,450	4,754,869	6,204,319	751,123	2007	5 - 40
619 Distribution Drive	Morrisville, NC	— *	1,031,430	5,466,955	529,813	1,031,685	5,996,513	7,028,198	911,987	2007	5 - 40
627 Distribution Drive	Morrisville, NC	— *	1,061,370	4,971,939	772,687	1,061,632	5,744,364	6,805,996	801,595	2007	5 - 40
701 Distribution Drive	Morrisville, NC	— *	1,300,889	5,147,960	372,450	1,301,211	5,520,088	6,821,299	841,066	2007	5 - 40
330 Fellowship Road	Mount Laurel, NJ	—	3,730,570	—	17,127,277	3,758,270	17,099,577	20,857,847	2,114,000	2006	5 - 40
300 Fellowship Road	Mt Laurel, NJ	—	—	—	7,354,051	1,098,904	6,255,147	7,354,051	1,676,701	2004	5 - 40
3001 Leadenhall Road	Mt Laurel, NJ	—	1,925,719	191,390	10,965,396	1,936,489	11,146,016	13,082,505	3,363,501	2003	5 - 40
302 Fellowship Road	Mt Laurel, NJ	—	1,512,120	—	2,876,559	539,060	3,849,619	4,388,679	747,465	2001	5 - 40
350 Fellowship Road	Mt Laurel, NJ	—	2,960,159	1,449,611	4,622,153	2,970,687	6,061,236	9,031,923	1,242,368	2006	5 - 40
1000 Briggs Road	Mt. Laurel, NJ	—	288,577	2,546,537	1,757,724	288,577	4,304,261	4,592,838	1,535,702	1986	5 - 40
1001 Briggs Road	Mt. Laurel, NJ	—	701,705	3,505,652	2,115,907	701,705	5,621,559	6,323,264	2,715,719	1986	5 - 40
1015 Briggs Road	Mt. Laurel, NJ	—	356,987	—	3,602,599	470,659	3,488,927	3,959,586	1,312,844	2000	5 - 40
1020 Briggs Road	Mt. Laurel, NJ	—	494,334	—	3,818,894	569,184	3,744,044	4,313,228	1,441,594	1999	5 - 40
1025 Briggs Road	Mt. Laurel, NJ	—	430,990	3,714,828	1,308,915	430,990	5,023,743	5,454,733	2,198,737	1987	5 - 40
11000, 15000 Commerce Parkway	Mt. Laurel, NJ	—	310,585	4,394,900	279,828	311,950	4,673,363	4,985,313	2,307,105	1985	5 - 40
12000, 14000 Commerce Parkway	Mt. Laurel, NJ	—	361,800	3,285,817	881,054	362,855	4,165,816	4,528,671	2,048,995	1985	5 - 40
16000, 18000 Commerce Parkway	Mt. Laurel, NJ	—	289,700	2,512,683	1,021,740	290,545	3,533,578	3,824,123	1,742,754	1985	5 - 40
17000 Commerce Parkway	Mt. Laurel, NJ	—	144,515	—	2,948,572	144,515	2,948,572	3,093,087	1,006,545	2001	5 - 40
5000 Dearborn Court	Mt. Laurel, NJ	—	1,057,763	4,191,827	1,251,735	1,058,832	5,442,493	6,501,325	1,871,182	1988	5 - 40
6000 Commerce Parkway	Mt. Laurel, NJ	—	234,151	2,022,683	515,996	234,151	2,538,679	2,772,830	984,530	1985	5 - 40
8000 Commerce Parkway	Mt. Laurel, NJ	—	234,814	1,995,098	587,719	234,814	2,582,817	2,817,631	1,121,048	1983	5 - 40
9000 Commerce Parkway	Mt. Laurel, NJ	—	286,587	2,474,820	1,352,500	286,587	3,827,320	4,113,907	1,516,718	1983	5 - 40
550-590 Hale Avenue	Oakdale, MN	— *	765,535	3,488,754	303,570	766,390	3,791,469	4,557,859	1,327,239	1996	5 - 40
1879 Lamont Avenue	Odenton, MD	—	1,976,000	8,099,579	2,469,160	2,011,030	10,533,709	12,544,739	2,488,629	2004	5 - 40
350 Winmeyer Avenue	Odenton, MD	—	1,778,400	7,289,165	2,069,298	1,809,927	9,326,936	11,136,863	2,004,576	2004	5 - 40
1000 Gills Drive	Orlando, FL	—	415,906	—	2,712,377	435,400	2,692,883	3,128,283	338,797	2006	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
10003 Satellite Boulevard	Orlando, FL	—	680,312	2,120,754	1,258,779	680,312	3,379,533	4,059,845	894,648	2003	5 - 40
10511 & 10611 Satellite Boulevard	Orlando, FL	—	517,554	2,568,186	424,226	522,991	2,986,975	3,509,966	1,196,850	1985	5 - 40
10771 Palm Bay Drive	Orlando, FL	—	664,605	—	2,363,613	685,383	2,342,835	3,028,218	651,050	2001	5 - 40
1090 Gills Drive	Orlando, FL	—	878,320	2,558,833	1,400,491	878,320	3,959,324	4,837,644	937,703	2003	5 - 40
1400-1440 Central Florida Parkway	Orlando, FL	—	518,043	2,561,938	959,445	518,043	3,521,383	4,039,426	1,289,418	1962	5 - 40
1902 Cypress Lake Drive	Orlando, FL	—	523,512	3,191,790	1,489,884	538,512	4,666,674	5,205,186	1,672,265	1989	5 - 40
1950 Summit Park Drive	Orlando, FL	—	2,573,700	17,478,646	3,245,115	2,583,667	20,713,794	23,297,461	4,697,553	2005	5 - 40
1958 Summit Park Drive	Orlando, FL	—	2,573,961	11,206,937	10,133,864	2,583,216	21,331,546	23,914,762	4,105,388	2005	5 - 40
201 Summit Park Drive	Orlando, FL	—	4,435,921	—	38,416,263	4,510,990	38,341,194	42,852,184	2,959,369	2008	5 - 40
2202 Taft-Vineland Road	Orlando, FL	—	—	—	6,631,110	1,283,713	5,347,397	6,631,110	2,087,234	2004	5 - 40
2256 Taft-Vineland Road	Orlando, FL	—	467,296	—	2,494,667	825,673	2,136,290	2,961,963	509,428	2005	5 - 40
2351 Investors Row	Orlando, FL	—	2,261,924	7,496,249	1,855,906	2,263,211	9,350,868	11,614,079	1,920,977	2004	5 - 40
2400 South Lake Orange Drive	Orlando, FL	—	385,964	—	3,193,150	642,427	2,936,687	3,579,114	794,601	2001	5 - 40
2412 Sand Lake Road	Orlando, FL	—	1,236,819	3,243,314	15,060	1,240,976	3,254,217	4,495,193	2,442	2012	5 - 40
2416 Lake Orange Drive	Orlando, FL	—	535,964	—	2,926,205	704,800	2,757,369	3,462,169	963,211	2002	5 - 40
6200 Lee Vista Boulevard	Orlando, FL	—	1,435,301	5,907,266	606,440	1,435,301	6,513,706	7,949,007	1,092,952	2006	5 - 40
6501 Lee Vista Boulevard	Orlando, FL	—	903,701	—	5,660,760	925,671	5,638,790	6,564,461	1,597,662	2001	5 - 40
6918 Presidents Drive	Orlando, FL	—	872,550	2,476,443	49,600	872,550	2,526,043	3,398,593	3,665	2012	5 - 40
6923 Lee Vista Boulevard	Orlando, FL	—	903,701	—	3,790,427	830,953	3,863,175	4,694,128	740,664	2006	5 - 40
7022 TPC Drive	Orlando, FL	—	1,443,510	6,501,571	800,668	1,457,286	7,288,463	8,745,749	1,236,451	2006	5 - 40
7100 TPC Drive	Orlando, FL	—	1,431,489	7,583,998	1,158,702	1,445,807	8,728,382	10,174,189	1,619,911	2006	5 - 40
7101 TPC Drive	Orlando, FL	—	1,553,537	5,574,187	441,400	1,570,863	5,998,261	7,569,124	987,036	2006	5 - 40
7315 Kingspointe Parkway	Orlando, FL	—	1,931,697	6,388,203	2,030,841	1,932,004	8,418,737	10,350,741	2,480,531	2004	5 - 40
8201 Chancellor Drive	Orlando, FL	—	4,295,972	12,598,544	5,944,499	4,295,972	18,543,043	22,839,015	2,215,817	2010	5 - 40
851 Gills Drive	Orlando, FL	—	332,992	—	2,861,135	373,500	2,820,627	3,194,127	355,819	2006	5 - 40
950 Gills Drive	Orlando, FL	—	443,989	—	2,907,134	464,800	2,886,323	3,351,123	319,378	2006	5 - 40
9550 Satellite Boulevard	Orlando, FL	—	574,831	—	2,497,841	587,319	2,485,353	3,072,672	901,950	1999	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
9600 Satellite Boulevard	Orlando, FL	—	252,850	1,297,923	71,943	252,850	1,369,866	1,622,716	514,444	1989	5 - 40
9700 Satellite Boulevard	Orlando, FL	—	405,362	1,146,546	272,501	405,362	1,419,047	1,824,409	536,000	1989	5 - 40
South Center Land-Phase II	Orlando, FL	—	838,853	—	4,084,540	767,953	4,155,440	4,923,393	823,157	2006	5 - 40
1 Crescent Drive	Philadelphia, PA	—	567,280	—	15,221,634	347,892	15,441,022	15,788,914	2,599,727	2004	5 - 40
150 Rouse Boulevard	Philadelphia, PA	—	567,531	—	14,226,850	569,349	14,225,032	14,794,381	59,980	2011	5 - 40
3 Crescent Drive	Philadelphia, PA	—	214,726	—	22,198,745	417,823	21,995,648	22,413,471	1,658,371	2008	5 - 40
3 Franklin Plaza	Philadelphia, PA	—	2,483,144	—	32,164,217	2,514,519	32,132,842	34,647,361	11,255,502	1999	5 - 40
4000 S 26th Street	Philadelphia, PA	—	51,784	—	6,275,708	616,466	5,711,026	6,327,492	32,562	2011	5 - 40
4050 S 26th Street	Philadelphia, PA	—	46,301	—	6,196,379	616,669	5,626,011	6,242,680	52,712	2011	5 - 40
4300 South 26th Street	Philadelphia, PA	—	402,673	—	34,862,598	413,030	34,852,241	35,265,271	2,969,038	2008	5 - 40
4751 League Island Boulevard	Philadelphia, PA	—	992,965	331,924	6,854,092	1,022,081	7,156,900	8,178,981	1,827,391	2003	5 - 40
4775 League Island Boulevard	Philadelphia, PA	—	891,892	—	5,684,847	366,982	6,209,757	6,576,739	845,611	2006	5 - 40
8801 Tinicum Boulevard	Philadelphia, PA	—	2,474,031	—	43,774,779	125,087	46,123,723	46,248,810	20,744,336	1997	5 - 40
2626 South 7th Street	Phoenix, AZ	—	2,519,510	3,791,779	28,321	2,519,510	3,820,100	6,339,610	31,793	2012	5 - 40
4207 E. Cotton Center Boulevard	Phoenix, AZ	—	1,409,908	3,590,603	2,190,407	1,410,248	5,780,670	7,190,918	1,215,170	2007	5 - 40
4217 E. Cotton Center Boulevard	Phoenix, AZ	—	6,920,980	9,082,544	4,720,122	6,690,321	14,033,325	20,723,646	2,499,438	2007	5 - 40
4303 E. Cotton Center Boulevard	Phoenix, AZ	— *	2,619,964	9,246,292	473,070	2,619,964	9,719,362	12,339,326	1,632,865	2007	5 - 40
4313 E. Cotton Center Boulevard	Phoenix, AZ	— *	3,895,539	15,853,754	2,270,877	3,895,539	18,124,631	22,020,170	3,250,143	2007	5 - 40
4405 E. Cotton Center Boulevard	Phoenix, AZ	— *	2,646,318	9,456,358	424,694	2,646,318	9,881,052	12,527,370	1,585,023	2007	5 - 40
4410 E. Cotton Center Boulevard	Phoenix, AZ	—	4,758,484	10,559,563	5,587,576	4,765,172	16,140,451	20,905,623	2,667,277	2007	5 - 40
4415 E. Cotton Center Boulevard	Phoenix, AZ	— *	1,749,957	3,393,860	739,732	1,749,957	4,133,592	5,883,549	597,260	2007	5 - 40
4425 E. Cotton Center Boulevard	Phoenix, AZ	— *	7,318,457	22,368,188	1,707,787	7,318,457	24,075,975	31,394,432	3,275,114	2007	5 - 40
4435 E. Cotton Center Boulevard	Phoenix, AZ	—	1,910,584	1,954,020	2,166,649	1,911,045	4,120,208	6,031,253	858,220	2007	5 - 40
4550 South 44th Street	Phoenix, AZ	—	5,380,972	—	9,257,593	6,391,283	8,247,282	14,638,565	1,378,654	2007	5 - 40
4610 South 44th Street	Phoenix, AZ	—	6,539,310	—	10,331,533	6,827,288	10,043,555	16,870,843	1,250,228	2007	5 - 40
4750 S. 44th Place	Phoenix, AZ	—	3,756,307	8,336,400	4,190,610	3,761,587	12,521,730	16,283,317	1,736,013	2007	5 - 40
9801 South 51st Street	Phoenix, AZ	—	2,225,839	2,059,235	898,897	2,225,839	2,958,132	5,183,971	87,218	2012	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
9801 80th Avenue	Pleasant Prairie, WI	—	1,692,077	7,934,794	275,264	1,689,726	8,212,409	9,902,135	2,929,794	1994	5 - 40
2250 Hickory Road	Plymouth Meeting, PA	—	1,015,851	9,175,555	2,994,455	1,024,040	12,161,821	13,185,861	5,046,410	1985	5 - 40
14630-14650 28th Avenue North	Plymouth, MN	—	198,205	1,793,422	733,274	198,205	2,526,696	2,724,901	1,083,968	1978	5 - 40
2800 Campus Drive	Plymouth, MN	—	395,366	3,554,512	997,888	395,366	4,552,400	4,947,766	1,855,788	1985	5 - 40
2905 Northwest Boulevard	Plymouth, MN	—	516,920	4,646,342	2,388,724	516,920	7,035,066	7,551,986	2,621,411	1983	5 - 40
2920 Northwest Boulevard	Plymouth, MN	—	392,026	3,433,678	459,193	384,235	3,900,662	4,284,897	1,499,037	1997	5 - 40
2955 Xenium Lane	Plymouth, MN	—	151,238	1,370,140	526,357	151,238	1,896,497	2,047,735	837,942	1985	5 - 40
9600 54th Avenue	Plymouth, MN	—	332,317	3,077,820	1,220,841	534,993	4,095,985	4,630,978	1,412,302	1998	5 - 40
1400 SW 6th Court	Pompano Beach, FL	—	1,157,049	4,620,956	649,754	1,157,049	5,270,710	6,427,759	1,899,927	1986	5 - 40
1405 SW 6th Court	Pompano Beach, FL	—	392,138	1,565,787	441,833	392,138	2,007,620	2,399,758	789,882	1985	5 - 40
1500 SW 5th Court	Pompano Beach, FL	—	972,232	3,892,085	398,894	972,232	4,290,979	5,263,211	1,603,200	1957	5 - 40
1501 SW 5th Court	Pompano Beach, FL	—	203,247	811,093	211,077	203,247	1,022,170	1,225,417	364,687	1990	5 - 40
1601 SW 5th Court	Pompano Beach, FL	—	203,247	811,093	248,183	203,247	1,059,276	1,262,523	472,764	1990	5 - 40
1651 SW 5th Court	Pompano Beach, FL	—	203,247	811,093	179,738	203,247	990,831	1,194,078	323,652	1990	5 - 40
595 SW 13th Terrace	Pompano Beach, FL	—	359,933	1,437,116	624,145	359,933	2,061,261	2,421,194	752,838	1984	5 - 40
601 SW 13th Terrace	Pompano Beach, FL	—	164,413	655,933	274,236	164,413	930,169	1,094,582	406,175	1984	5 - 40
605 SW 16th Terrace	Pompano Beach, FL	—	310,778	1,238,324	204,004	310,178	1,442,928	1,753,106	639,794	1965	5 - 40
301 Hill Carter Parkway	Richmond, VA	—	659,456	4,836,010	159,898	659,456	4,995,908	5,655,364	2,236,563	1989	5 - 40
4101-4127 Carolina Avenue	Richmond, VA	—	310,854	2,279,597	1,081,581	310,854	3,361,178	3,672,032	1,395,699	1973	5 - 40
4201-4261 Carolina Avenue	Richmond, VA	—	693,203	5,083,493	1,850,735	693,203	6,934,228	7,627,431	3,024,978	1975	5 - 40
4263-4299 Carolina Avenue	Richmond, VA	—	256,203	2,549,649	2,156,012	256,203	4,705,661	4,961,864	1,891,282	1976	5 - 40
4263F-N. Carolina Avenue	Richmond, VA	—	91,476	—	1,759,512	91,599	1,759,389	1,850,988	724,101	1975	5 - 40
4301-4335 Carolina Avenue	Richmond, VA	—	223,696	1,640,435	2,450,318	223,696	4,090,753	4,314,449	1,400,436	1978	5 - 40
4337-4379 Carolina Avenue	Richmond, VA	—	325,303	2,385,557	1,215,253	325,303	3,600,810	3,926,113	1,613,794	1979	5 - 40
4401-4445 Carolina Avenue	Richmond, VA	—	615,038	4,510,272	481,677	615,038	4,991,949	5,606,987	2,196,072	1988	5 - 40
4447-4491 Carolina Avenue	Richmond, VA	—	454,056	2,729,742	364,252	454,056	3,093,994	3,548,050	1,490,443	1987	5 - 40
4501-4549 Carolina Avenue	Richmond, VA	—	486,166	3,565,211	551,647	486,166	4,116,858	4,603,024	1,750,528	1981	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

			Initial Cost			Gross Amount Carried at End of Period					
Project	Location	Encumbrances	Land	Building	Costs Capitalized Subsequent to Acquisition	Land and Improvements	Building and Improvements	Total 12/31/2012	Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
OPERATING PROPERTIES											
4551-4593 Carolina Avenue	Richmond, VA	—	474,360	3,478,646	937,626	474,360	4,416,272	4,890,632	1,888,175	1982	5 - 40
4601-4643 Carolina Avenue	Richmond, VA	—	652,455	4,784,675	743,370	652,455	5,528,045	6,180,500	2,615,497	1985	5 - 40
4645-4683 Carolina Avenue	Richmond, VA	—	404,616	2,967,187	539,865	404,616	3,507,052	3,911,668	1,508,021	1985	5 - 40
4717-4729 Eubank Road	Richmond, VA	—	449,447	3,294,697	2,209,667	452,263	5,501,548	5,953,811	2,049,810	1978	5 - 40
510 Eastpark Court	Richmond, VA	—	261,961	2,110,874	350,849	262,210	2,461,474	2,723,684	1,106,311	1989	5 - 40
520 Eastpark Court	Richmond, VA	—	486,118	4,083,582	263,481	486,598	4,346,583	4,833,181	1,816,264	1989	5 - 40
530 Eastpark Court	Richmond, VA	—	266,883	—	2,522,231	334,772	2,454,342	2,789,114	915,202	1999	5 - 40
540 Eastpark Court	Richmond, VA	—	742,300	—	5,415,233	1,066,839	5,090,694	6,157,533	581,418	2007	5 - 40
5600-5626 Eastport Boulevard	Richmond, VA	—	489,941	3,592,900	256,136	489,941	3,849,036	4,338,977	1,696,359	1989	5 - 40
5601-5659 Eastport Boulevard	Richmond, VA	—	705,660	—	4,800,706	720,100	4,786,266	5,506,366	1,986,153	1996	5 - 40
5650-5674 Eastport Boulevard	Richmond, VA	—	644,384	4,025,480	87,419	644,384	4,112,899	4,757,283	1,876,972	1990	5 - 40
5700 Eastport Boulevard	Richmond, VA	—	408,729	2,697,348	677,432	408,729	3,374,780	3,783,509	1,661,092	1990	5 - 40
5701-5799 Eastport Boulevard	Richmond, VA	—	694,644	—	5,449,444	700,503	5,443,585	6,144,088	2,128,543	1998	5 - 40
5900 Eastport Boulevard	Richmond, VA	—	676,661	—	4,967,683	687,898	4,956,446	5,644,344	2,083,269	1997	5 - 40
6000 Eastport Blvd	Richmond, VA	—	872,901	—	7,486,258	901,666	7,457,493	8,359,159	893,312	1997	5 - 40
2020 US Highway 301 South	Riverview, FL	—	1,233,639	13,355,975	362,409	1,233,800	13,718,223	14,952,023	2,424,182	2006	5 - 40
6530 Judge Adams Road	Rock Creek, NC	—	305,821	—	4,809,770	335,061	4,780,530	5,115,591	1,658,290	1999	5 - 40
6532 Judge Adams Road	Rock Creek, NC	—	354,903	—	3,981,740	399,988	3,936,655	4,336,643	1,500,814	1997	5 - 40
13098 George Weber Drive	Rogers, MN	—	895,811	5,823,028	790,536	895,811	6,613,564	7,509,375	288,695	2011	5 - 40
1070 Windham Parkway	Romeoville, IL	—	8,672,143	23,946,964	197,900	8,672,143	24,144,864	32,817,007	74,903	2012	5 - 40
8501 East Raintree Drive	Scottsdale, AZ	—	4,076,412	—	27,621,159	4,115,137	27,582,434	31,697,571	6,102,042	2005	5 - 40
1150 Gateway Drive	Shakopee, MN	—	1,126,865	5,619,373	64,805	1,126,865	5,684,178	6,811,043	8,971	2012	5 - 40
5555 12th Avenue East	Shakopee, MN	—	887,285	5,243,070	78,130	887,285	5,321,200	6,208,485	9,271	2012	5 - 40
6900 Harbor View Boulevard	Suffolk, VA	—	904,052	—	8,565,297	807,006	8,662,343	9,469,349	1,435,251	2006	5 - 40
6920 Harborview Boulevard	Suffolk, VA	—	603,391	—	6,705,020	2,628,635	4,679,776	7,308,411	54,678	2005	5 - 40
6950 Harbor View Blvd	Suffolk, VA	—	929,844	—	6,216,485	794,848	6,351,481	7,146,329	1,181,131	2004	5 - 40
1301 International Parkway	Sunrise, FL	—	5,100,162	24,219,956	7,405,671	5,100,791	31,624,998	36,725,789	4,772,051	2006	5 - 40
13621 NW 12th Street	Sunrise, FL	—	5,570,820	8,450,463	3,713,729	5,570,822	12,164,190	17,735,012	2,586,426	2008	5 - 40
13630 NW 8th Street	Sunrise, FL	—	659,797	2,596,275	472,408	659,825	3,068,655	3,728,480	1,022,112	1991	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
13650 NW 8th Street	Sunrise, FL	—	558,223	2,171,930	237,268	558,251	2,409,170	2,967,421	837,623	1991	5 - 40
111 Kelsey Lane	Tampa, FL	—	359,540	1,461,850	1,139,535	359,540	2,601,385	2,960,925	763,034	1990	5 - 40
131 Kelsey Lane	Tampa, FL	—	511,463	—	4,437,886	559,527	4,389,822	4,949,349	2,373,295	1985	5 - 40
150-182 Kelsey Lane	Tampa, FL	—	403,541	—	4,154,342	1,181,609	3,376,274	4,557,883	465,586	2006	5 - 40
200-34 Kelsey Lane	Tampa, FL	—	330,097	—	3,314,788	933,362	2,711,523	3,644,885	490,548	2005	5 - 40
3102,3104,3110 Cherry Palm Drive	Tampa, FL	—	503,767	2,787,585	1,277,486	503,767	4,065,071	4,568,838	1,641,198	1986	5 - 40
3401-3409 Cragmont Drive	Tampa, FL	—	556,952	3,833,132	16,104	556,952	3,849,236	4,406,188	5,403	2012	5 - 40
3502 Roga Boulevard	Tampa, FL	—	201,600	1,260,543	2,588	201,600	1,263,131	1,464,731	1,818	2012	5 - 40
3505 Cragmont Drive	Tampa, FL	—	936,336	7,008,738	146,782	936,336	7,155,520	8,091,856	11,013	2012	5 - 40
3608 Queen Palm Drive	Tampa, FL	—	650,384	4,746,890	17,411	650,384	4,764,301	5,414,685	10,851	2012	5 - 40
4502 Woodland Corporate Boulevard	Tampa, FL	—	—	—	4,875,253	1,071,535	3,803,718	4,875,253	1,354,985	1999	5 - 40
4503 Woodland Corporate Boulevard	Tampa, FL	—	—	—	3,496,413	619,913	2,876,500	3,496,413	891,619	2002	5 - 40
4505 Woodland Corporate Boulevard	Tampa, FL	—	—	—	2,960,031	716,594	2,243,437	2,960,031	705,941	2002	5 - 40
4508 Woodland Corporate Boulevard	Tampa, FL	—	498,598	—	3,057,752	556,887	2,999,463	3,556,350	1,051,020	2000	5 - 40
4511 Woodland Corporate Boulevard	Tampa, FL	—	—	—	2,828,102	686,594	2,141,508	2,828,102	566,436	2002	5 - 40
4520 Seedling Circle	Tampa, FL	—	854,797	42,131	2,721,233	854,797	2,763,364	3,618,161	600,481	2003	5 - 40
4630 Woodland Corporate Boulevard	Tampa, FL	—	943,169	—	13,253,411	1,560,099	12,636,481	14,196,580	4,397,439	2000	5 - 40
4631 Woodland Corporate Blvd	Tampa, FL	—	1,453,367	—	13,361,348	1,908,792	12,905,923	14,814,715	1,374,385	2006	5 - 40
501 US Highway 301 South	Tampa, FL	—	898,884	—	3,412,262	900,508	3,410,638	4,311,146	922,397	2004	5 - 40
5250 Eagle Trail Drive	Tampa, FL	—	952,860	—	3,464,999	952,860	3,464,999	4,417,859	1,234,391	1998	5 - 40
5501-5519 Pioneer Park Boulevard	Tampa, FL	—	162,000	1,613,000	1,057,041	262,416	2,569,625	2,832,041	1,087,669	1981	5 - 40
5690-5694 Crenshaw Street	Tampa, FL	—	181,923	1,812,496	688,772	181,923	2,501,268	2,683,191	909,219	1979	5 - 40
701-725 South US Hwy 301	Tampa, FL	—	419,683	—	3,414,251	661,680	3,172,254	3,833,934	1,242,889	2000	5 - 40
7621 Bald Cypress Place (Bldg N)	Tampa, FL	—	—	—	1,482,613	447,498	1,035,115	1,482,613	309,357	2001	5 - 40
7724 Woodland Center Boulevard	Tampa, FL	—	235,893	—	2,150,387	235,894	2,150,386	2,386,280	872,578	1998	5 - 40
7725 Woodland Center Boulevard	Tampa, FL	—	553,335	—	3,396,664	771,501	3,178,498	3,949,999	1,085,726	1999	5 - 40
7802-50 Woodland Center Boulevard	Tampa, FL	—	357,364	—	2,578,427	506,949	2,428,842	2,935,791	900,943	1999	5 - 40
7851-7861 Woodland Center Blvd	Tampa, FL	—	548,905	2,206,559	239,266	548,905	2,445,825	2,994,730	433,136	2006	5 - 40
7852-98 Woodland Center Boulevard	Tampa, FL	—	357,364	—	2,671,312	506,949	2,521,727	3,028,676	914,241	1999	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
7920 Woodland Center Boulevard	Tampa, FL	—	1,082,648	2,445,444	77,964	1,082,648	2,523,408	3,606,056	971,608	1997	5 - 40
7930, 8010-20 Woodland Center Boulevard	Tampa, FL	—	1,408,478	5,247,246	1,048,782	1,408,478	6,296,028	7,704,506	2,556,714	1990	5 - 40
8001 Woodland Center Boulevard	Tampa, FL	—	350,406	—	2,261,233	438,061	2,173,578	2,611,639	740,548	1999	5 - 40
8110 Anderson Road	Tampa, FL	—	912,663	5,382,724	42,419	912,663	5,425,143	6,337,806	9,142	2012	5 - 40
8112-42 Woodland Center Boulevard	Tampa, FL	—	513,263	3,230,239	649,274	513,263	3,879,513	4,392,776	1,653,552	1995	5 - 40
8130 Anderson Road	Tampa, FL	—	655,668	4,034,546	97,530	655,668	4,132,076	4,787,744	6,934	2012	5 - 40
8154-8198 Woodland Center Boulevard	Tampa, FL	—	399,088	2,868,834	965,687	399,088	3,834,521	4,233,609	1,409,258	1988	5 - 40
8212 Woodland Center Boulevard	Tampa, FL	—	820,882	2,322,720	37,907	820,882	2,360,627	3,181,509	921,291	1996	5 - 40
8401-8408 Benjamin Road	Tampa, FL	—	789,651	4,454,648	265,544	611,626	4,898,217	5,509,843	2,290,150	1986	5 - 40
8705 Henderson Road	Tampa, FL	—	4,303,870	19,118,151	4,088,949	4,304,102	23,206,868	27,510,970	4,767,516	2006	5 - 40
8715 Henderson Road	Tampa, FL	—	3,343,910	15,880,004	2,768,818	3,344,090	18,648,642	21,992,732	4,115,645	2006	5 - 40
8725 Henderson Road	Tampa, FL	—	3,167,787	17,145,139	2,333,058	3,167,958	19,478,026	22,645,984	4,382,433	2006	5 - 40
8735 Henderson Road	Tampa, FL	—	3,166,130	17,023,069	2,889,384	3,166,300	19,912,283	23,078,583	4,482,583	2006	5 - 40
8745 Henderson Road	Tampa, FL	—	2,050,439	10,028,436	1,821,312	2,050,548	11,849,639	13,900,187	2,464,084	2006	5 - 40
8900-34 Brittany Was	Tampa, FL	—	537,194	—	3,622,389	978,019	3,181,564	4,159,583	791,143	2005	5 - 40
8921 Brittany Way	Tampa, FL	—	224,369	1,063,882	990,985	254,493	2,024,743	2,279,236	803,061	1998	5 - 40
9001-9015 Brittany Way	Tampa, FL	—	209,841	—	1,806,688	364,514	1,652,015	2,016,529	596,915	2000	5 - 40
9002-9036 Brittany Way	Tampa, FL	—	492,320	—	3,785,603	899,284	3,378,639	4,277,923	1,109,154	2004	5 - 40
901-933 US Highway 301 South	Tampa, FL	—	500,391	—	4,041,964	840,314	3,702,041	4,542,355	1,389,301	2001	5 - 40
9020 King Palm Drive	Tampa, FL	—	1,718,496	11,242,248	455,133	1,718,496	11,697,381	13,415,877	18,037	2012	5 - 40
910-926 Chad Lane	Tampa, FL	—	201,771	—	3,214,583	628,237	2,788,117	3,416,354	834,327	2006	5 - 40
9110 King Palm Drive	Tampa, FL	—	1,203,200	7,796,486	117,090	1,203,200	7,913,576	9,116,776	12,703	2012	5 - 40
9203 King Palm Drive	Tampa, FL	—	754,832	4,751,621	215,243	754,832	4,966,864	5,721,696	10,960	2012	5 - 40
9306-24 East Broadway Avenue	Tampa, FL	—	450,440	—	3,303,369	486,004	3,267,805	3,753,809	393,850	2007	5 - 40
9319 Peach Palm Drive	Tampa, FL	—	612,536	4,140,224	28,249	612,536	4,168,473	4,781,009	5,972	2012	5 - 40
9704 Solar Drive	Tampa, FL	—	374,548	1,352,582	2,218	374,548	1,354,800	1,729,348	2,170	2012	5 - 40
921 South Park Lane	Tempe, AZ	—	1,192,820	1,580,155	436,229	1,192,820	2,016,384	3,209,204	44,908	2011	5 - 40

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
OPERATING PROPERTIES											
8313 West Pierce Street	Tolleson, AZ	—	2,295,090	9,079,811	3,224,097	2,295,090	12,303,908	14,598,998	2,217,424	2007	5 - 40
8591 West Washington Street	Tolleson, AZ	—	1,574,912	7,286,002	169,238	1,574,912	7,455,240	9,030,152	140,930	2012	5 - 40
8601 West Washington Street	Tolleson, AZ	—	1,524,603	6,256,412	223,080	1,524,603	6,479,492	8,004,095	157,237	2012	5 - 40
1457 Miller Store Road	Virginia Beach, VA	—	473,689	2,663,045	547,565	474,746	3,209,553	3,684,299	940,145	2003	5 - 40
200 Golden Oak Court	Virginia Beach, VA	—	1,116,693	6,770,480	1,923,767	1,116,693	8,694,247	9,810,940	3,256,992	1988	5 - 40
208 Golden Oak Court	Virginia Beach, VA	—	965,177	6,728,717	1,634,302	965,177	8,363,019	9,328,196	3,293,054	1989	5 - 40
2809 South Lynnhaven Road	Virginia Beach, VA	—	953,590	6,142,742	1,697,528	953,590	7,840,270	8,793,860	2,985,403	1987	5 - 40
484 Viking Drive	Virginia Beach, VA	—	891,753	3,607,890	492,286	891,753	4,100,176	4,991,929	1,519,469	1987	5 - 40
5700 Cleveland Street	Virginia Beach, VA	—	700,112	9,592,721	1,654,071	700,564	11,246,340	11,946,904	4,210,792	1989	5 - 40
629 Phoenix Drive	Virginia Beach, VA	—	371,694	2,108,097	308,935	371,694	2,417,032	2,788,726	947,504	1996	5 - 40
1100 17th Street NW	Washington, DC	—	16,558,660	29,178,028	3,295,997	16,558,660	32,474,025	49,032,685	1,586,616	2011	5 - 40
1200 Liberty Ridge Drive	Wayne, PA	—	6,215,667	—	8,990,562	5,223,660	9,982,569	15,206,229	3,501,928	2001	5 - 40
1500 Liberty Ridge	Wayne, PA	—	8,287,555	—	32,790,711	11,636,499	29,441,767	41,078,266	9,230,604	2002	5 - 40
825 Duportail Road	Wayne, PA	—	5,536,619	16,179,213	5,166,290	5,539,281	21,342,841	26,882,122	6,775,075	1979	5 - 40
400-500 Brandywine Parkway	West Chester, PA	—	845,846	6,809,025	656,823	845,846	7,465,848	8,311,694	2,813,438	1988	5 - 40
600 Brandywine Parkway	West Chester, PA	—	664,899	5,352,410	868,895	664,899	6,221,305	6,886,204	2,407,599	1988	5 - 40
1 Kings Hill Aveune	West Malling, UK	—	—	—	14,593,735	4,065,426	10,528,309	14,593,735	1,723,344	2006	5 - 40
42 Kings Hill Avenue	West Malling, UK	—	—	—	18,577,867	4,413,541	14,164,326	18,577,867	2,062,915	2005	5 - 40
Liberty Square Retail Blocks	West Malling, UK	—	559,590	5,113,902	3,880,498	1,169,118	8,384,872	9,553,990	1,621,527	2006	5 - 40
7805 Hudson Road	Woodbury, MN	—	1,279,834	—	10,795,909	1,385,739	10,690,004	12,075,743	4,410,781	2002	5 - 40
Subtotal Operating Real Estate		$263,001,459	$820,066,151	$1,877,919,655	$2,555,948,151	$900,500,763	$4,353,433,194	$5,253,933,957	$1,170,030,224		

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
Development Properties											
2785 Commerce Center Boulevard	Bethlehem, PA	$ —	$11,961,623	$ —	$ 38,368,918	$ —	$ 50,330,541	$ 50,330,541	$ —	2011	N/A
40 Logistics Drive	Carlisle, PA	—	7,981,850	—	27,075,579	—	35,057,429	35,057,429	—	2011	N/A
14300 Hollister Road	Houston, TX	—	1,377,193	—	5,044,729	—	6,421,922	6,421,922	—	2012	N/A
14400 Hollister Road	Houston, TX	—	1,830,419	—	6,132,582	—	7,963,001	7,963,001	—	2012	N/A
16330 Central Green Boulevard	Houston, TX	—	1,540,109	—	6,241,864	—	7,781,973	7,781,973	—	2012	N/A
Liberty 11 at Central Green	Houston, TX	—	1,748,348	—	1,184,763	—	2,933,111	2,933,111	—	2012	N/A
5 Crescent Drive	Philadelphia, PA	—	1,765,341	—	70,489,646	—	72,254,987	72,254,987	—	2011	N/A
8th & Walnut Streets	Philadelphia, PA	34,598,552	734,275	—	37,951,177	—	38,685,452	38,685,452	—	2011	N/A
Cotton Center Building 18	Phoenix, AZ	—	11,222,938	—	5,947,287	—	17,170,225	17,170,225	—	2012	N/A
13320 Wilfred Lane	Rogers, MN	—	508,532	—	9,494,475	—	10,003,007	10,003,007	—	2012	N/A
Subtotal Development in Progress		$ 34,598,552	$40,670,628	$ —	$ 207,931,020	$ —	$ 248,601,648	$ 248,601,648	$ —		

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
LAND HELD FOR DEVELOPMENT											
Perryman Road Land	Aberdeen, MD	$ —	$ 12,052,635	$ —	$ 281,269	$ 12,333,904	$ —	$ 12,333,904	$ —	2005	N/A
2 Womack Drive Land	Annapolis, MD	—	5,796,667	—	13,677	5,810,344	—	5,810,344	—	2007	N/A
LVIP Area VII-Lots 3, 4, 5 Land	Bethlehem, PA	—	6,058,664	—	216,958	6,275,622	—	6,275,622	—	2012	N/A
Mill Creek Road Land	Bethlehem, PA	—	18,548,585	—	874,034	19,422,619	—	19,422,619	—	2012	N/A
Boca Colannade Yamato Road	Boca Raton, FL	—	2,039,735	—	566,124	2,605,859	—	2,605,859	—	1998	N/A
12912 Virkler Drive Land	Charlotte, NC	—	208,646	—	10,291	218,937	—	218,937	—	2010	N/A
Charlotte Distribution Center Land-Lot 1	Charlotte, NC	—	654,713	—	—	654,713	—	654,713	—	2011	N/A
Amberpoint Business Park Land	Dallas, TX	—	2,040,233	—	—	2,040,233	—	2,040,233	—	2012	N/A
Flying Cloud Drive Land	Eden Pairie, MN	—	2,051,631	—	24,559	2,076,190	—	2,076,190	—	2007	N/A
Camelback 303 Business Center Land	Goodyear, AZ	—	16,857,556	—	3,228,531	20,086,087	—	20,086,087	—	2007	N/A
Pleasant Ridge Road Land	Greensboro, NC	—	564,535	—	2,893,669	3,458,204	—	3,458,204	—	2006	N/A
Caliber Ridge Ind. Park Land	Greer, SC	—	2,297,492	—	3,631,680	5,929,172	—	5,929,172	—	2007	N/A
Hunters Green Land	Hagerstown, MD	—	5,489,586	—	8,364,015	13,853,601	—	13,853,601	—	2006	N/A
Lakefront Plaza II Land	Hampton, VA	—	138,101	—	101,157	239,258	—	239,258	—	2001	N/A
Hanover Crossing	Hanover, MD	—	7,835,761	—	14,638	7,850,399	—	7,850,399	—	2012	N/A
Ridge Road Land	Hanover, MD	—	3,371,183	—	452,208	3,823,391	—	3,823,391	—	2008	N/A
Piedmond Centre Land	High Point, NC	—	913,276	—	914,318	1,827,594	—	1,827,594	—	2006	N/A
Commonwealth Corporate Center Land	Horsham, PA	—	3,043,938	—	25,160	3,069,098	—	3,069,098	—	2005	N/A
Greens Crossing Land	Houston, TX	—	2,476,892	—	49,846	2,526,738	—	2,526,738	—	2007	N/A
Interwood Land	Houston, TX	—	5,160,668	—	5,211	5,165,879	—	5,165,879	—	2012	N/A
Rankin Road Land	Houston, TX	—	5,756,865	—	229,574	5,986,439	—	5,986,439	—	2007	N/A
Taub Beltway 8 Land	Houston, TX	—	14,165,813	—	—	14,165,813	—	14,165,813	—	2012	N/A
Noxell Land	Hunt Valley, MD	—	3,278,574	—	13,806	3,292,380	—	3,292,380	—	2001	N/A
7024 AC Skinner Parkway	Jacksonville, FL	—	751,448	—	73,504	824,952	—	824,952	—	1995	N/A
Belfort Road	Jacksonville, FL	—	492,908	—	87,649	580,557	—	580,557	—	1998	N/A
Imeson Road Land	Jacksonville, FL	—	4,153,948	—	2,110,854	6,264,802	—	6,264,802	—	2008	N/A
Liberty Business Park Land	Jacksonville, FL	—	456,269	—	83,801	540,070	—	540,070	—	1995	N/A

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

Project	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period			Accumulated Depreciation 12/31/2012	Date of Construction or Acquisition	Depreciable life (years)
			Land	Building		Land and Improvements	Building and Improvements	Total 12/31/2012			
LAND HELD FOR DEVELOPMENT											
Salisbury Road Land	Jacksonville, FL	—	173,628	—	270,118	443,746	—	443,746	—	2000	N/A
Skinner Land Parcel B	Jacksonville, FL	—	2,295,790	—	1,231,852	3,527,642	—	3,527,642	—	2005	N/A
Kent County, UK	Kent County, UK	—	—	—	7,568,786	7,568,786	—	7,568,786	—	1999	N/A
Commodore Business Park	Logan, NJ	—	792,118	—	1,194,790	1,986,908	—	1,986,908	—	1995	N/A
380 Old Morehall Road	Malvern, PA	—	1,340,075	—	—	1,340,075	—	1,340,075	—	2012	N/A
Quarry Ridge Land	Malvern, PA	—	4,774,994	—	4,963,394	9,738,388	—	9,738,388	—	2001	N/A
Miami International Tradeport Land	Medley, FL	—	19,351,823	—	1,690,053	21,041,876	—	21,041,876	—	2011	N/A
Monarch Towne Center Land	Mirarar, FL	—	6,085,337	—	413,927	6,499,264	—	6,499,264	—	2006	N/A
South 27th Street Land	Oak Creek, WI	—	2,169,232	—	2,421,050	4,590,282	—	4,590,282	—	2006	N/A
Beachline Industrial Park Land	Orlando, FL	—	365,230	—	—	365,230	—	365,230	—	2006	N/A
26th Street North Land	Philadelphia, PA	—	90,774	—	1,051,585	1,142,359	—	1,142,359	—	2009	N/A
Cotton Center Land	Phoenix, AZ	—	8,238,461	—	—	8,238,461	—	8,238,461	—	2007	N/A
Eastport IX	Richmond, VA	—	211,627	—	3,325	214,952	—	214,952	—	1997	N/A
Eastport VIII	Richmond, VA	—	382,698	—	3,325	386,023	—	386,023	—	1997	N/A
1315 Brockton Lane North	Rogers, MN	—	758,414	—	260,929	1,019,343	—	1,019,343	—	2011	N/A
Woodlands Center Land	Sandston, VA	—	148,314	—	21,717	170,031	—	170,031	—	1996	N/A
Northsight Land (LPLP)	Scottsdale, AZ	—	6,176,464	—	2,204,597	8,381,061	—	8,381,061	—	2005	N/A
Old Scotland Road Land	Shippensburg, PA	—	8,322,686	—	4,842,562	13,165,248	—	13,165,248	—	2007	N/A
Suffolk Land	Suffolk, VA	—	2,715,714	—	757,581	3,473,295	—	3,473,295	—	2006	N/A
6119 W. Linebaugh Avenue	Tampa, FL	—	180,136	—	30,499	210,635	—	210,635	—	2000	N/A
Legacy Park Land	Tampa, FL	—	10,358,826	—	1,324,447	11,683,273	—	11,683,273	—	2006	N/A
Renaissance Park Land	Tampa, FL	—	1,995,375	—	219,098	2,214,473	—	2,214,473	—	2007	N/A
Subtotal Land Held for Development		$ —	$ 203,584,038	$ —	$ 54,740,168	$ 258,324,206	$ —	$ 258,324,206	$ —		
Total All Properties*		$297,600,011	$1,064,320,817	$1,877,919,655	$2,818,619,339	$1,158,824,969	$4,602,034,842	$5,760,859,811	$1,170,030,224		

* Denotes property is collateralized under mortgages with Allianz, John Hancock and LaSalle Bank totaling $236.5 million.

SCHEDULE III

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

(In thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	Year Ended December 31,		
	2012	2011	2010
REAL ESTATE:			
Balance at beginning of year	$ 5,253,064	$ 4,879,278	$ 4,810,239
Additions	511,834	423,498	108,695
Disposition of property	(4,038)	(49,712)	(39,656)
Balance at end of year	$ 5,760,860	$ 5,253,064	$ 4,879,278
ACCUMULATED DEPRECIATION:			
Balance at beginning of year	$ 1,047,336	$ 923,790	$ 822,648
Depreciation expense	140,571	144,284	147,299
Disposition of property	(17,877)	(20,738)	(46,157)
Balance at end of year	$ 1,170,030	$ 1,047,336	$ 923,790

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures with respect to the Trust

(a) Evaluation of Disclosure Controls and Procedures

The Trust's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the Trust's Chief Executive Officer and Chief Financial Officer have concluded that the Trust's disclosure controls and procedures, as of the end of the period covered by this report, were effective to provide reasonable assurance that information required to be disclosed by the Trust in its reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms and (ii) accumulated and communicated to the Trust's management, including its principal executive and principal financial officers, or persons performing similar function, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in the Trust's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected or are reasonable likely to materially affect the Company's internal control over financial reporting.

Controls and Procedures with respect to the Operating Partnership

(a) Evaluation of Disclosure Controls and Procedures

The Trust's management, with the participation of its Chief Executive Officer and Chief Financial Officer, on behalf of the Trust in its capacity as the general partner of the Operating Partnership, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the Trust's Chief Executive Officer and Chief Financial Officer have concluded that the Operating Partnership's disclosure controls and procedures, as of the end of the period covered by this report, were effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in its reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms and (ii) accumulated and communicated to the Trust's management, including its principal executive and principal financial officers, or persons performing similar function, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in the Operating Partnership's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected or are reasonable likely to materially affect the Operating Partnership's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 12 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND TRUSTEE INDEPENDENCE

The information required by Item 13 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Liberty Property Trust and Liberty Property Limited Partnership are included in Item 8.

1. REPORTS OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND CONSOLIDATED FINANCIAL STATEMENTS

Liberty Property Trust Consolidated for the years ended December 31, 2012, 2011 and 2010

Financial Statements - Liberty Property Limited Partnership

Balance Sheets:
Liberty Property Limited Partnership Consolidated as of December 31, 2012 and 2011

Statements of Comprehensive Income:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Owners' Equity:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Cash Flows:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

2. FINANCIAL STATEMENT SCHEDULES:

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2012 for Liberty Property Trust

All other schedules are omitted because they are either not required or the required information is shown in the financial statements or notes thereto.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2012 for Liberty Property Limited Partnership

All other schedules are omitted because they are either not required or the required information is shown in the financial statements or notes thereto.

3. EXHIBITS

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed.

Exhibit No.	Description
3.1.1	Amended and Restated Declaration of Trust of the Trust (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on June 25, 1997 (the "June 1997 Form 8-K")).
3.1.2	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust Relating to Designation, Preferences, and Rights of Series A Junior Participating Preferred Shares of the Trust (Incorporated by reference to Exhibit 3.1.3 filed with the Registrants' Annual Report on Form 10-K for the fiscal year ended December 3l, 1997).
3.1.3	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 9.25% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3.1.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 (the "Second Quarter 1999 Form 10-Q")).
3.1.4	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 9.125% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest. (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000).
3.1.5	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.625% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002).
3.1.6	Articles of Amendment to the Amended and Restated Declaration of Trust of the Trust, filed with the State Department of Assessments and Taxation of Maryland on June 21, 2004 (Incorporated by reference to Exhibit 3.1 with Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 (the "Second Quarter 2004 Form 10-Q")).
3.1.7	Restatement of the Amended Restated Declaration of Trust of the Trust, filed with the State Department of Assessments and Taxation of Maryland on June 21, 2004 (Incorporated by reference to Exhibit 3.2 to the Second Quarter 2004 Form 10-Q).
3.1.8	Articles of Amendment to the Amended and Restated Declaration of Trust of the Trust (Incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders held on May 20, 2010, filed with the Commission on April 20, 2010).
3.1.9	Articles Supplementary, as filed with the State Department of Assessments and Taxation of Maryland on September 1, 2004 (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on September 2, 2004 (the "September 2, 2004 Form 8-K")).
3.1.10	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.00% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on June 17, 2005 (the "June 17, 2005 Form 8-K")).
3.1.11	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on June 30, 2005 (the "June 30, 2005 Form 8-K")).

3.1.12	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 24, 2005).
3.1.13	Articles Supplementary to the amended and Restated Declaration of Trust of the Trust relating to the 6.70% Series G Cumulative Redeemable Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on December 18, 2006 (the "December 18, 2006 Form 8-K")).
3.1.14	Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.40% Series H Cumulative Redeemable Preferred Partnership Interests (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 23, 2007 (the "August 23, 2007 Form 8-K")).
3.1.15	Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership, dated as of October 22, 1997 (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (the "Third Quarter 1997 Form 10-Q")).
3.1.16	First Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.1 to the Second Quarter 1999 Form 10-Q).
3.1.17	Second Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.2 to the First Quarter 2000 Form 10-Q).
3.1.18	Third Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.2 to the Second Quarter Form 2002 10-Q).
3.1.19	Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 10 to the September 2, 2004 Form 8-K).
3.1.20	Fifth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the June 17, 2005 8-K).
3.1.21	Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the June 30, 2005 8-K).
3.1.22	Amendment No. 1 to the Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 24, 2005).
3.1.23	Amendment No. 2 to the Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of the Registrants, filed with the Commission on December 23, 2005).

3.1.24 Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the December 18, 2006 Form 8-K).

3.1.25 Eighth Amendment to the Second Amendment and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the August 23, 2007 Form 8-K).

3.1.26 Ninth Amendment to the Second Amendment and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 3.1.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.)

3.1.27* Amended and Restated Schedule A to the Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership.

3.1.28 Liberty Property Trust First Amended and Restated By-Laws of the Trust, as Amended on December 6, 2007 (Incorporated by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed with the Commission on December 12, 2007).

4.1 Senior Indenture (the "Second Indenture"), dated as of October 24, 1997, between the Operating Partnership, as Obligor, and First Chicago, as Trustee (Incorporated by reference to Exhibit 10.3 filed with the Third Quarter 1997 Form 10-Q).

4.2 First Supplemental Indenture, dated as of October 24, 1997, between the Operating Partnership, as Issuer, and First Chicago, as Trustee, supplementing the Second Indenture and relating to the Fixed Rate and Floating Rate Medium-Term Notes due Nine Months or More from Date of Issue of the Operating Partnership (Incorporated by reference to Exhibit 10.4 filed with the Third Quarter 1997 Form 10-Q).

4.3 Second Supplemental Indenture, dated as of January 12, 1998, between the Operating Partnership, as Issuer, and First Chicago, as Trustee, supplementing the Second Indenture, and relating to the Fixed Rate and Floating Rate Medium-Term Notes due Nine Months or more from Date of Issue of the Operating Partnership (Incorporated by reference to Exhibit 4.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (the "First Quarter 1998 Form 10-Q")).

4.4 Third Supplemental Indenture, dated as of April 20, 1999, between the Operating Partnership, as Issuer, and the First National Bank of Chicago, as Trustee, supplementing the Second Indenture and relating to the $250,000,000 principal amount of 7.75% Senior Notes, due 2009 of the Operating Partnership (Incorporated by reference to Exhibit 4 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (the "First Quarter 1999 Form 10-Q")).

4.5 Fourth Supplemental Indenture, dated as of July 26, 2000, between the Operating Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between the Operating Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $200,000,000 principal amount of 8.5% Senior Notes due 2010 of the Operating Partnership (Incorporated by reference to Exhibit 4 to the Second Quarter 2000 Form 10-Q).

4.6 Fifth Supplemental Indenture, dated as of March 14, 2001, between the Operating Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between the Operating Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $250,000,000 principal amount of 7.25% Senior Notes due 2011 of the Operating Partnership (Incorporated by reference to Exhibit 4.10 filed with the Registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

4.7	Sixth Supplemental Indenture, dated as of August 22, 2002, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $150,000,000 principal amount of 6.375% Senior Notes due 2012 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (the "Third Quarter 2002 Form 10-Q")).
4.8	Seventh Supplemental Indenture, dated as of August 10, 2004, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, National Association. (as successor to the First National Bank of Chicago), as Trustee, and relating to $200,000,000 principal amount of 5.65% Senior Notes due 2012 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.1.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (the "Third Quarter 2004 Form 10-Q")).
4.9	Eighth Supplemental Indenture, dated as of March 1, 2005, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, National Association (as successor to the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 5.125% Senior Notes due 2015 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.2 filed with the Registrants' Current Report on Form 8-K/A filed with the Commission on March 1, 2005 (the "March 2005 Form 8-K")).
4.10	Ninth Supplemental Indenture, dated as of December 18, 2006, between Liberty Property Limited Partnership, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and The Bank of New York Trust Company, N.A., (as successor to J.P. Morgan Trust Company, National Association and the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 5.50% Senior Notes due 2016 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.13 to the Registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
4.11	Tenth Supplemental Indenture, dated as of September 25, 2007, between Liberty Property Limited Partnership, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and The Bank of New York Trust Company, N.A., (as successor to J.P. Morgan Trust Company, National Association and the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 6.625% Senior Notes due 2017 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.1 to the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007).
4.12	Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of the Registrants (Commission File No. 333-150737) filed with the Commission on September 22, 2010).
4.13	First Supplemental Indenture, dated as of September 27, 2010, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $350,000,000 principal amount of 4.75% Senior Notes due 2020 of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.)

4.14	Second Supplemental Indenture, dated as of June 11, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $400,000,000 principal amount of 4.125% Senior Notes due 2022 of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 4.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012).
4.15*	Third Supplemental Indenture, dated as of December 10, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $300,000,000 principal amount of 3.375% Senior Notes due 2023 of Liberty Property Limited Partnership.
10.1@	Liberty Property Trust Amended and Restated Share Incentive Plan as amended effective May 21, 2009 (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders held on May 21, 2009, filed with the Commission on April 17, 2009).
10.2	Contribution Agreement (Incorporated by reference to Exhibit 10.5 filed with the Form S-11).
10.3	Amended and Restated Limited Partnership Agreements of Pre-existing Pennsylvania Partnerships (Incorporated by reference to Exhibit 10.6 filed with the Form S-11).
10.4	Agreement of Sale for the Acquisition Properties (Incorporated by reference to Exhibit 10.7 filed with the Form S-11).
10.5	Option Agreement and Right of First Offer (Incorporated by reference to Exhibit 10.8 filed with the Form S-11).
10.6	Form of Indemnity Agreement (Incorporated by reference to Exhibit 10.9 filed with the Form S-11).
10.7	Contribution Agreement among the Trust, the Operating Partnership and the Contributing Owners described therein, related to the Lingerfelt Properties (Incorporated by reference to Exhibit 10.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on March 3, 1995).
10.8.1	Third Amended and Restated Credit Agreement, dated as of October 21, 2011, by and among Liberty Property Limited Partnership, Liberty Property Trust, Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, Wells Fargo Bank, N.A., SunTrust Bank and Citizens Bank of Pennsylvania, as Documentation Agents, PNC Bank, National Association, as Co-Documentation Agent, Citibank, N.A., UBS Securities LLC, U.S. Bank National Association, Capital One, N.A. and Bank of Tokyo Mitsubishi UFJ, Ltd., as Managing Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Joint Bookrunners and Joint Lead Arrangers, and the lenders a party thereto. (The "Third Amended and Restated Credit Agreement") (Incorporated by reference to Exhibit 99.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on October 27, 2011).
10.8.2*	Amendment No. 1 to the Third Amended and Restated Credit Agreement dated January 25, 2013, by and among Liberty Property Limited Partnership, as borrower, Liberty Property Trust, Bank of America, N.A., as administrative agent for itself and the lenders under the Third Amended and Restated Credit Agreement.
10.9@	Liberty Property Trust - Amended Management Severance Plan (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

10.10@	Liberty Property Trust - Employee Stock Purchase Plan (Incorporated by reference to Exhibit 4.1 filed with the Trust's Registration Statement on Form S-8 (Comission File No. 333-175263)).
10.11@	Liberty Property Trust 2008 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the "First Quarter 2008 Form 10-Q")).
10.12@	Form of Restricted Share Grant under the Liberty Property Trust Amended and Restated Share Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Registrants filed with the Commission on February 24, 2005 (the "February 24, 2005 8-K")).
10.13@	Form of Option Grant Agreement under the Liberty Property Trust Amended and Restated Share Incentive Plan (Incorporated by reference to Exhibit 10.2 filed with the First Quarter 2008 Form 10-Q).
10.14@	Form of 2009 Long Term Incentive Plan Target Unit Award Agreement (Incorporated by reference to Exhibit 10.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).
10.15	Amended and Restated Limited Partnership of Liberty/Commerz 1701 JFK Boulevard Limited Partnership, dated as of April 11, 2006, by and among Liberty Property Philadelphia Corporation IV East, as general partner, and the Operating Partnership and 1701 JFK Boulevard Philadelphia, L.P. as limited partners (Incorporated by reference to Exhibit 10.3 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "Second Quarter 2006 Form 10-Q")).
10.16	NOI Support Agreement, dated as of April 11, 2006, by Liberty Property Limited Partnership in favor of Liberty/Commerz 1701 JFK Boulevard, L.P. and 1701 JFK Boulevard Philadelphia, L.P. (Incorporated by reference to Exhibit 10.4 filed with the Registrants' Second Quarter 2006 Form 10-Q).
10.17	Completion and Payment Agreement and Guaranty, dated as of April 11, 2006, by the Operating Partnership for the benefit of 1701 JFK Boulevard Philadelphia, L.P. and Liberty/Commerz 1701 JFK Boulevard L.P. (Incorporated by reference to Exhibit 10.5 filed with the Registrants' Second Quarter 2006 Form 10-Q).
10.18+	Agreement of Limited Partnership of Liberty Washington, L.P. by and between Liberty Washington Venture, LLC and New York State Common Retirement Fund dated as of October 4, 2007 (Incorporated by reference to Exhibit 10.18 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010).
10.19+	Contribution Agreement among New York State Common Retirement Fund and Liberty Property Limited Partnership and Liberty Washington, L.P. dated October 4, 2007 (Incorporated by reference to Exhibit 10.19 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010).
12*	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges
21*	Subsidiaries.
23.1*	Consent of Ernst & Young LLP relating to the Trust.
23.2*	Consent of Ernst & Young LLP relating to the Operating Partnership.

31.1*	Certifications of the Chief Executive Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2*	Certifications of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.3*	Certifications of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.4*	Certifications of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1*	Certifications of the Chief Executive Officer of Liberty Property Trust required under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.2*	Certifications of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.3*	Certifications of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.4*	Certifications of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Extension Labels Linkbase.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

+ Confidential treatment has been granted by the Securities and Exchange Commission with respect to portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

@ Compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBERTY PROPERTY TRUST

Date: February 26, 2013

By: /s/ WILLIAM P. HANKOWSKY

WILLIAM P. HANKOWSKY
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM P. HANKOWSKY William P. Hankowsky	Chairman of the Board of Trustees, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2013
/s/ GEORGE J. ALBURGER, JR. George J. Alburger, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2013
/s/ M. LEANNE LACHMAN M. Leanne Lachman	Trustee	February 26, 2013
/s/ FREDERICK F. BUCHHOLZ Frederick F. Buchholz	Trustee	February 26, 2013
/s/ DAVID L. LINGERFELT David L. Lingerfelt	Trustee	February 26, 2013
/s/ STEPHEN B. SIEGEL Stephen B. Siegel	Trustee	February 26, 2013
/s/ THOMAS C. DELOACH, JR. Thomas C. DeLoach, Jr.	Trustee	February 26, 2013
/s/ DANIEL P. GARTON Daniel P. Garton	Trustee	February 26, 2013
/s/ STEPHEN D. STEINOUR Stephen D. Steinour	Trustee	February 26, 2013
/s/ KATHERINE E. DIETZE Katherine E. Dietze	Trustee	February 26, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBERTY PROPERTY LIMITED PARTNERSHIP

Date: February 26, 2013

By: /s/ WILLIAM P. HANKOWSKY

WILLIAM P. HANKOWSKY
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM P. HANKOWSKY William P. Hankowsky	Chairman of the Board of Trustees, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2013
/s/ GEORGE J. ALBURGER, JR. George J. Alburger, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2013
/s/ M. LEANNE LACHMAN M. Leanne Lachman	Trustee	February 26, 2013
/s/ FREDERICK F. BUCHHOLZ Frederick F. Buchholz	Trustee	February 26, 2013
/s/ DAVID L. LINGERFELT David L. Lingerfelt	Trustee	February 26, 2013
/s/ STEPHEN B. SIEGEL Stephen B. Siegel	Trustee	February 26, 2013
/s/ THOMAS C. DELOACH, JR. Thomas C. DeLoach, Jr.	Trustee	February 26, 2013
/s/ DANIEL P. GARTON Daniel P. Garton	Trustee	February 26, 2013
/s/ STEPHEN D. STEINOUR Stephen D. Steinour	Trustee	February 26, 2013
/s/ KATHERINE E. DIETZE Katherine E. Dietze	Trustee	February 26, 2013

EXHIBIT INDEX

EXHIBIT NO.	
3.1.27	Amended and Restated Schedule A to the Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership.
4.15	Third Supplemental Indenture, dated as of December 10, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $300,000,000 principal amount of 3.375% Senior Notes due 2023 of Liberty Property Limited Partnership.
10.8.2	Amendment No. 1 to the Third Amended and Restated Credit Agreement dated January 25, 2013, by and among Liberty Property Limited Partnership, as borrower, Liberty Property Trust, Bank of America, N.A., as administrative agent for itself and the lenders under the Third Amended and Restated Credit Agreement.
12	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges
21	Subsidiaries.
23.1	Consent of Ernst & Young LLP relating to the Trust.
23.2	Consent of Ernst & Young LLP relating to the Operating Partnership.
31.1	Certification of the Chief Executive Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.3	Certification of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.4	Certification of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1	Certification of the Chief Executive Officer of Liberty Property Trust required under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.2	Certification of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.3	Certification of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.4	Certification of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Extension Labels Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

CORPORATE INFORMATION

Liberty Property Trust Headquarters
500 Chesterfield Parkway
Malvern, PA 19355
(610) 648-1700

Liberty Property Trust
Corporate Web Site
www.libertyproperty.com

Shareholder Services
Shareholders with questions concerning share certificates, account information, dividend payments or share transfers, or to obtain a prospectus and enrollment information for Liberty Property Trust's dividend reinvestment and share purchase plan, please contact:

Wells Fargo Shareholder Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 944-2214
www.shareowneronline.com

Shareholders are also welcome to call:
Jackie Brautigam
Administrator, Corporate and Shareholder Services
Phone: (610) 648-1705

Investor Relations
For help with questions about the company, please contact:
Jeanne A. Leonard
Vice President, Investor Relations
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355
(610) 648-1704

Stock Listing
Liberty Property Trust's common shares are traded on the New York Stock Exchange under the symbol "LRY."

Annual Meeting
The annual meeting of shareholders will be held at 11:00 a.m., May 9, 2013:
The Four Seasons Hotel
One Logan Square
Philadelphia, PA 19103

Independent Auditors
Ernst & Young LLP
One Commerce Square
2005 Market Street
Philadelphia, PA 19103

BOARD OF TRUSTEES

EXECUTIVE OFFICERS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are or will be forward-looking, such as statements relating to rental operations, business and property development activities, joint venture relationships, acquisitions and dispositions (including related pro forma financial information), future capital expenditures, financing sources and availability, litigation and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as "believes," "anticipates," "expects," "estimates," "should," "seeks," "intends," "planned," "outlook" and "goal" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be achieved. As forward-looking statements, these statements involve important risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of the Company. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. These risks, uncertainties and other factors include, without limitation, uncertainties affecting real estate business generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to our ability to maintain and increase property occupancy and rental rates, risks relating to construction and development activities, risks relating to acquisition and disposition activities, risks relating to the integration of the operations of entities that we have acquired or may acquire, risks relating to joint venture relationships and any possible need to perform under certain guaranties that we have issued or may issue in connection with such relationships, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations and financing arrangements to fluctuations in interest rates), dependence on the primary markets in which the Company's properties are located, the existence of complex regulations relating to status as a REIT and the adverse consequences of the failure to quality as a REIT, risks relating to litigation, including without limitation litigation involving entities that we have acquired or may acquire, and the potential adverse impact of market interest rates on the market price for the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."